Filed Pursuant to Rule 424(b)(1)
Under Registration No. 333-191801

PROSPECTUS

PRIME MERIDIAN HOLDING COMPANY

Up To 1,200,000 Shares of Common Stock

Prime Meridian Holding Company is selling up to 1,200,000 shares of its Common Stock for $12.50 per share. The minimum amount of shares to be purchased by any investor is 500 shares and the maximum amount of shares to be purchased by any investor is 80,000. We reserve the right, in our sole discretion, to accept subscriptions for a lesser or greater number of shares. This Offering will continue on an ongoing basis until no later than February 28, 2014, unless extended by us in our sole discretion until no later than June 30, 2014. We may elect, in our sole discretion, to end this Offering prior to the expiration date. There is no minimum number of shares we must sell in this Offering. The proceeds from this Offering will be immediately available to us regardless of the number of shares sold.

Shares of our Common Stock are not listed on any national securities exchange, the Nasdaq Stock Market, or quoted in any other securities market.

There is no underwriter involved in this Offering. We have reserved the right to engage a Sale Agent as disclosed further in this Prospectus. Certain of our directors and officers will offer and sell the shares of Common Stock on a best-efforts basis without compensation. We believe they will not be deemed to be brokers or dealers due to Rule 3a4-1 under the Securities Exchange Act of 1934.

Investing in our Common Stock involves a high degree of risk which is described in the “Risk Factors” section beginning on page 9 of this Prospectus.

These securities are not deposits, accounts, or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Public Offering Price	$12.50	$15,000,000
Underwriting Discount	$0.00	$0
Proceeds to us, before expenses	$12.50	$15,000,000

The date of this Prospectus is December 11, 2013.

FORWARD-LOOKING STATEMENTS

This Prospectus, including information incorporated herein by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that,” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements involve risk and uncertainty and a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on our operations and the operations of our subsidiary, Prime Meridian Bank, include, but are not limited to, changes in:

•   the “Risk Factors” described beginning on page 9;

•   general economic conditions;

•   legislative/regulatory changes;

•   monetary and fiscal policies of the U.S. Government;

•   the quality and composition of our loan or investment portfolios;

•   competition;

•   demand for loan and deposit products;

•   demand for financial services in our primary trade area;

•   litigation, tax, and other regulatory matters;

•   accounting principles and guidelines; and

•   other economic, competitive, governmental, regulatory, or technological factors affecting us.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this Prospectus (and in the documents incorporated by reference herein). We have not authorized any other person to provide you with different information. We are not making an offer to sell our Common Stock in any jurisdiction in which the offer or sale is not permitted.

Neither we, nor any of our officers, directors, agents, or representatives makes any representation to you about the legality of an investment in our Common Stock. You should not interpret the contents of this Prospectus to be legal, business, investment, or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, business, financial, tax, and other issues that you should consider before investing in our Common Stock.

No action is being taken in any jurisdictions outside the United States to permit a public offering of the Common Stock or possession or distribution of this Prospectus in those jurisdictions. Persons who come into possession of this Prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this Offering or the distribution of this Prospectus.

As used herein, “PMHC” or “Company” refers to Prime Meridian Holding Company on a parent-only basis, “Bank” refers to our wholly-owned subsidiary, Prime Meridian Bank, and “Prime Meridian,” “we,” “us,” and “ours” refer to the Company and the Bank on a consolidated basis.

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WHERE YOU CAN FIND MORE INFORMATION

Following the completion of this Offering, we will be subject to filing annual, quarterly, and current reports, and certain other information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission. You will be able to read and copy any of these filed documents at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our Securities and Exchange Commission filings will also be available to the public through the Securities and Exchange Commission’s website at www.sec.gov.

Our internet address is www.primemeridianbank.com and may also be reached at www.TryMyBank.com. We will make available through our website, free of charge, our periodic and current reports, and other information we file with the Securities and Exchange Commission and amendments thereto as soon as reasonably practicable after the Company files such material with, or furnishes such material to, the Securities and Exchange Commission, as applicable. Neither our website, nor the information on our website, is included or incorporated in or is otherwise a part of this Prospectus.

This Prospectus is part of a Registration Statement and does not contain all of the information included in the related Registration Statement. Whenever a reference is made in this Prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the Registration Statement for a copy of the referenced contract or document. Statements contained in this Prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the Securities and Exchange Commission. You should review the information and exhibits included in the Registration Statement for further information about us and the securities being offered.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). An EGC may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an EGC: (i) we are permitted to provide only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations; (ii) we are permitted to provide less than five years of selected financial data (iii) we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; (iv) we are permitted to provide less extensive disclosure about our executive compensation arrangements; and (v) we are not required to hold nonbinding advisory votes on executive compensation or golden parachute arrangements.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us to utilize an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have elected not to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

We may take advantage of these provisions for up to five years, unless we earlier cease to be an EGC. We will cease to be an EGC if we have more than $1.0 billion in annual gross revenues, have more than $700.0 million in market value of our Common Stock held by nonaffiliates as of any June 30, or issue more than $1.0 billion of nonconvertible debt in a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected in this Prospectus to take advantage of scaled disclosure requirements relating to the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the disclosure about our executive compensation arrangements.

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PROSPECTUS SUMMARY

The following Summary highlights selected information that is contained elsewhere in this Prospectus. This Summary may not contain all the information you should consider before investing in our Common Stock. You should read this entire Prospectus carefully, including “Risks Factors” and the financial statements, before making an investment decision.

General

Prime Meridian Holding Company is headquartered in Tallahassee, Florida and offers a broad range of banking services to the Tallahassee Metropolitan Statistical Area (“MSA”) through our wholly-owned banking subsidiary, Prime Meridian Bank. Currently, we have two offices, both of which are located in Tallahassee, Florida, our primary market area, however, we also serve the surrounding North Florida, South Georgia, and South Alabama areas. We believe that our market area exhibits attractive demographic attributes by being located in the county of Florida’s State Capital.

The Company is located at 1897 Capital Circle NE, Second Floor, Tallahassee, Florida 32308 in the Bank’s second and newest location, which opened on February 21, 2012. The Bank continues to serve clients from its original office, located at 1471 Timberlane Road, Suite 124, Tallahassee, Florida 32312. The Bank opened for business on February 4, 2008. The Company was incorporated on May 25, 2010, under the laws of the State of Florida and became the parent bank holding company of the Bank on September 16, 2010. Since opening in 2008, the Bank has conducted a general banking business and has grown to 34 full time equivalent (“FTE”) employees as of September 30, 2013.

In order to provide a high level of service, we adopted a strategy to build a culture and brand that would cultivate more than just a place for someone to complete a transaction; we wanted a culture that supported client relationship banking. We have found that as a result of relationship banking, many of our clients refer us to others, which we believe is a client’s greatest compliment.

Five core principles were developed and adopted by our team to support our actions and guide our decisions. These principles are frequently reviewed with our team as part of our effort to maintain our culture and they are as follows:

•	Passion – A level of intense excellence and commitment that goes over and above merely meeting the commercial considerations and legal requirements – Never give up. Never settle for mediocrity. Never let fear hamper us from taking chances. Above all, Never let a cynic stand in our way.

•	Grace – Providing a high level of service, with courtesy and compassion. Having an awareness of how our actions, body language, and words affect others. Learning to master a mindful, calm response to any situation.

•	Integrity – Doing the right thing, simply because it is the right thing to do, based on a firm adherence to the Bank’s three way test: (1) Is it right by the client? (2) Is it right by the Bank? (3) Is it legally, morally, and ethically correct?

•	Tenacity – A culture of looking at new ideas, tackling challenges and overcoming obstacles in order to meet our clients’ needs.

•	Accountability – Accepting full and ultimate responsibility for the situation or action at hand.

These core principles and the Bank’s three way test also serve as the foundation for our motto and operating strategy of, “Let’s think of a few good reasons why it CAN be done!” which is the overarching concept for our Company and team.

Our Competitive Strengths

We have positioned the Company to accomplish its mission statement of: “Building bankers to serve our clients and community in order to optimize shareholder value.” The result has yielded the following competitive strengths:

Experienced and engaged management team with the support of a local Board of Directors: Our management team is led by Sammie D. Dixon, Jr., the Chief Executive Officer and President of the Company and the Bank, who began his banking career in 1997 and was one of the founders of the Bank. During his banking career, he was a Senior Vice President and Commercial Sales Manager for Regions Bank in Tallahassee, Florida. He also served as Chief Executive Officer and President for Bank of Thomas County, Georgia. The other three members of our executive management team are Kathleen C. Jones, Chris L. Jensen, Jr., and Susan Payne Turner. Mrs. Jones is the Bank’s and Company’s Executive Vice President and Chief Financial Officer and has also been with the Bank since its inception. Prior to joining the Bank, she spent 36 years with SunTrust Bank and its predecessor institutions; she served as the North Florida Regional Senior Vice President and Senior Banking Operations Manager. Mr. Jensen has been in banking for more than 30 years and has been with the Bank since its inception; he serves as the Bank’s Executive Vice President and Senior Lender and the Company’s Executive Vice President. Previously in his career, he served as Tallahassee’s and Panama City’s Market President for SouthTrust Bank and later, Tallahassee Market President for Regions Bank. Mrs. Turner is a Senior Vice President and the Chief Risk Officer at the Bank. She brings 28 years of banking experience in many areas including operations, marketing, compliance, financials, and she previously served as the Chief Financial Officer of another community bank. Mr. Dixon, Mrs. Jones, and Mr. Jensen also serve on the Bank’s and Company’s Board of Directors, along with eleven other directors from our community, including the Chairman of both Boards, Richard A. Weidner, CPA. As of September 30, 2013, our directors and executive officers beneficially owned 27.53% actual and 32.99% diluted of the Company’s Common Stock. We have an average of 29 years of experience within our executive management team, which coupled with the energy and enthusiasm of our entire banking team, provides us with a competitive strength.

Strong Brand and Culture. We believe our reputation and brand within our market have resulted in a pleasant banking environment for our clients. We have developed a reputation of being actively involved in our community. Between our Board and management, we are involved in over thirty-five (35) not-for-profit organizations in our community; donating both time and resources to assist those who help our community become a better place to live and work. We understand that brand and culture are extremely important for how a company is perceived by its community. Every aspect of our brand is strategically considered and implemented to ensure that the foundation of our existence remains constant. We want our culture to build bankers who will provide the superior level of service that each client deserves. It is important to us to motivate our team members and encourage them to have a thoughtful approach to their client relationships.

Expertise in Commercial Lending. As a result of the recent unstable and sluggish economic environment, generating well underwritten, quality loans has been a priority, but doing so has been difficult for many financial institutions. In the current environment, our lenders have been able to drive quality commercial loan growth. This is a result of being able to provide clients with access to knowledgeable, experienced lenders who are able to respond to a broad range of business needs and who positively foster the client relationships. In addition to our expertise, the ability to approve loans at a local level has generated a faster response time for clients. We believe the quicker response time has resulted in a pricing advantage for us; we frequently find we are the lender of choice, even when our pricing is higher.

Effective and Flexible Technology. In the banking industry of today, utilizing current technology is a necessity and we value our electronic suite of products; they are considered to be part of our core banking products. Being able to provide our clients with remote deposit capture, mobile capture, internet banking, and mobile banking creates greater banking flexibility. As we continue to expand and prepare for future technology needs, we have invested resources to have the proper infrastructure in place. We also host our data and items processing in-house, resulting in greater control and accountability for our daily functions.

Stable and Scalable Platform. Since the recent economic crisis began in 2008, many of our competitors have suffered significant operating and regulatory challenges resulting in decreased service to their customers. Since the Bank opened its doors for operation, we have maintained a well capitalized stable banking platform with sound asset quality. As of September 30, 2013, we had an 8.47% tangible common equity ratio, an 8.74% tier 1 leverage capital ratio, a 12.93% tier 1 risk-based capital ratio, and a 14.18% total risk-based capital ratio. Contributing to our stability is our track record of sound asset quality trends coupled with a strong credit culture. As of September 30, 2013, we have had no foreclosures or other real estate owned (“OREO”), our level of nonperforming assets, consisting of nonaccrual loans and OREO as a percentage of total assets was 0.00%, and restructured loans as a percentage of total loans equaled 0.21%. Our total net charge-offs since inception of the Bank have been $515,000 and our year-to-date annualized net charge-offs equated to 0.01% of total assets. We believe these results are because of our underwriting standards, experienced loan officers, diligent monitoring of our loan portfolio, and our close ties to our clients. Additionally, our management team brings prior experience from larger banks. We have utilized their knowledge to build a scalable corporate infrastructure with the capacity and capability to support continued organic growth and future acquisitions, while also improving operational efficiencies.

Our Operating Strategy

Our business strategy and plan focuses on traditional, relationship-based banking. It is supported by our core principles that guide our activities as we follow policies and procedures that allow us to operate our community bank under sound and prudent banking practices. The principles which guide us are passion, grace, integrity, tenacity, and accountability. It is through these principles that we developed our three-way test of accountability: Is it right by the client? Is it right by the Bank? and Is it legally, morally, and ethically correct? These principles and questions of accountability support our motto, “Let’s think of a few good reasons why it CAN be done!” As a result, we have been able to offer high-quality service, build long-term relationships, and create a disciplined risk management system.

The creativity and flexibility in our organizational structure has generated a strong risk management culture and a high level of understanding about our market from our management team. The banking experience of our team and high-quality client service distinguishes us from other banks. We believe it is through this foundation that we will be able to expand our products and services to our clients resulting in steady, long-term growth. Our culture is focused on meeting our clients’ needs at a level that contributes to an increased depth of relationship which in turn supports client retention, enhanced profitability, and clients sharing their banking experiences with family, friends, and other businesses.

We are committed to being a successful community bank and being a good business partner within our communities. We believe our active community involvement and business development strategies, in conjunction with our client relationship culture, comprise a successful plan for developing new relationships and enhancing existing ones.

Growth

Our deposits increased by $31.2 million from year-end 2011 to 2012, a 26.96% increase. During this same time period, assets increased by 21.70% to $169.7 million. These increases are from organic growth supported through core deposits and loans. While net income grew by $402,000 from $616,000 in 2011 to $1,018,000 in 2012, a significant portion of the growth was due to a one-time gain of $881,000 on the sale of securities.

Core Deposits. We believe that our growth in core deposits is attributed to our efforts to provide a superior client relationship banking experience. Core deposits are deposits made by clients in the Bank’s market area who tend to be loyal and consistent. These deposits are more stable, cost less, and reprice more slowly than other deposits when interest rates rise. We believe that we have created a strong business development and sales culture which in turn creates an effective platform for future organic growth. As a result of these efforts, noninterest-bearing deposits increased to 28.67% of total deposits as of September 30, 2013.

Loans. Even though 2012 was a year of generally soft loan demand and economic uncertainty, organic growth provided us with the opportunity to soundly grow our loans by 22.02% while maintaining our prudent credit underwriting standards. As of September 30, 2013, total loans were at $117.5 million, a 24.03% increase from December 31, 2012. We have kept our focus on serving the credit needs of our communities and have relied on sound banking principles to identify qualified borrowers. Due to financial challenges faced by many of our competitors, we have seen increased opportunities in our market.

Lending Activities

Our Bank has presented a range of lending services and products, providing loans to small businesses, commercial and small to medium-sized companies and their owners. In addition, we have provided loans to not-for-profit organizations and consumers, while maintaining strong and disciplined credit policies and procedures. Included in our array of loan products are commercial real estate loans, commercial loans for equipment financing and lines of credit. All loan products are provided on a nondiscriminatory basis throughout our lending area. Loans for retail lending include residential first and second mortgage loans, home equity lines of credit, and consumer installment loans for cars, trucks, boats, and other recreational vehicles. Many of our connections in retail consumer lending are driven by our relationships with commercial clients and shareholders.

Our lending products are marketed through campaigns that focus on our team and the reasons clients should “Try My Bank,” a common slogan used in our advertisements and as a website link: www.TryMyBank.com. Clients must meet our sound credit requirements in order to be considered qualified borrowers. Our client relationships and the networks these relationships offer are additional channels to provide information about our lending products. Our business development and marketing strategy targets businesses which have annual revenues up to $25 million. Even though we are successful with having loan and deposit relationships with these businesses, we also are here to serve the needs of consumers. Some of the largest employers in the Tallahassee area are state and local government and agencies, higher education institutions, and health care providers.

Loan Portfolio Composition. The mix of our loan portfolio can be categorized into five main segments which include commercial real estate, residential real estate (first and second mortgages), construction loans, commercial loans, and consumer loans which are described in more detail as follows:

Commercial Real Estate Loans. Loans of this type are typically our more complex loans; this category consists of real estate loans secured by mortgages on commercial property.

Residential Real Estate Loans. This category of loans includes first and second one-to-four family mortgage loans, non-owner occupied one-to-four family mortgage loans and home equity lines of credit. As of September 30, 2013, 82% of our residential mortgages were first mortgages and 18% were second mortgages.

Construction Loans. Typically, these loans have a term of one to two years and interest is paid monthly. This portion of our loan portfolio includes loans to small-to-medium sized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties, and residential development loans.

Commercial Loans. We offer a wide range of commercial loans, including business term loans, equipment financing, and lines of credit. Small-to-medium sized businesses, retail, and professional establishments, make up our target market for commercial loans.

Consumer Loans. Consumer loans are the smallest portion of our loan portfolio. These loans are made for various consumer purposes, such as automobiles, boats, and recreational vehicles.

The Bank’s loan portfolio as of September 30, 2013, consisted of approximately 35.9% commercial real estate loans,. 31.9% residential real estate loans, 11.3% construction loans, 19.5% commercial loans, and 1.4% consumer and other loans. Commercial loans are primarily underwritten on borrowers’ abilities to service debt out of their income.

Deposits

Our primary sources of deposits are PMHC shareholders and directors, and other residents and businesses located in Tallahassee and other areas of Leon County, Florida. We focus on core deposits, consisting of personal checking, NOW accounts, savings accounts, business checking, money-market accounts, and certificates of deposits. We have not accepted brokered deposits, nor have we participated in the Certificate of Deposit Account Registry Service (“CDARS”). As of September 30, 2013, deposits from Directors and Officers totaled $12.4 million.

Competition

Our competition is made up of a wide range of financial institutions, including credit unions, local, regional, and national commercial banks. According to the Annual Deposit Report produced by the FDIC, total deposits in the Tallahassee area grew from approximately $4.5 billion to $4.8 billion from June 30, 2008 to June 30, 2013. During this time period, five institutions serving the Tallahassee MSA were consolidated into out-of-state institutions altering the financial landscape of our market areas. Today, there are 32 financial institutions serving Tallahassee; 17 of these are banks and 15 are credit unions. Four of the banks are headquartered in Leon County, including Prime Meridian Bank. As of June 30, 2013, Prime Meridian Bank had a 3% share of the deposits in the Tallahassee MSA.

Although competition in our market remains strong, we believe that our client relationship philosophy and culture has assisted us in maintaining a strong level of growth. We also are actively engaged in Small Business Administration guaranteed financing to support local borrowers who might not otherwise qualify for conventional financing, while mitigating our credit risk and earning fee income by selling the guaranteed portion of some of these loans.

Many of our competitors are much larger financial institutions with greater financial resources. It is not our goal to compete on all products and services, but to support the product mix that best suits our strategic plan. This strategy has yielded solid growth for our Bank.

Other important competitive factors that have contributed to our success in our market area include convenient office hours, electronic banking products, quality of client service, community reputation, quality of our banking team, capacity and willingness to extend credit, and our ability to offer cash management and other commercial banking services. Many of our competitors’ approaches and processes may appear to be more efficient, however, these efficiencies may not allow for the same level of personal service we provide, in a wide range of products and services, to our clients. Although offering competitive rates is important, we believe that our greatest competitive advantages are our experienced management team, client relationship culture, and personal service.

THE OFFERING

Common Stock Offered:	Up to 1,200,000 shares of Common Stock $0.01 par value.

Common Stock Outstanding After This Offering:	Up to 2,698,234 shares of Common Stock.

The number of shares which may be outstanding after this Offering is based on the actual number of shares outstanding as of September 30, 2013, which was 1,498,234 shares. This number excludes stock options held by our officers and directors, outstanding as of September 30, 2013, to purchase 134,000 shares of Common Stock at a weighted-average exercise price of $10.01 per share.

Sales Price:	The sales price is not indicative of the market value for the Common Stock, either before or after the Offering, and is greater than the book value of $10.80 per share as of September 30, 2013, and the pro forma post-Offering book value of $11.44, if all of the offered shares are sold at that price.

Minimum Purchase Amount:	Each investor must purchase a minimum of 500 shares of Common Stock to participate in this Offering. However, we may, in our sole discretion, accept subscriptions for a lesser number of shares.

Maximum Purchase Amount:	No investor may purchase more than 80,000 shares of Common Stock in this Offering. In addition, no investor may purchase shares of Common Stock in this Offering if such purchase would require regulatory approval until and unless such investor obtains such approvals.

Dilution:	If you purchase shares of our Common Stock in this Offering, the book value of your shares will be diluted because the Offering price per share of our Common Stock exceeds the pro forma book value per share of our Common Stock after this Offering.

Expiration of Offering:	The Offering will expire at 5:00 p.m., Eastern Time, on February 28, 2014, unless we, in our sole discretion, extend the expiration date until no later than June 30, 2014.

No Revocation:	Once we receive a subscription, it may not be revoked.

Discretion to Accept or Reject Subscriptions:	We reserve the right to reject, in whole or in part, any or all subscriptions we receive in the Offering.

No Board of Directors Recommendation:	Our Board of Directors is making no recommendation regarding participation in this Offering.

Use of Proceeds:	We intend to use the net proceeds of this Offering for general corporate purposes, including maintaining liquidity for the Company and continuing to support the growth of the Bank while maintaining strong capital levels. We may also consider branching or acquisition opportunities in the North Florida, South Georgia, and South Alabama markets. See “Use of Proceeds.” Because there is no minimum number of shares that must be sold in this Offering, all funds collected will be immediately available to the Company.

Where You Can Find More Information:	Our principal executive offices are located at 1897 Capital Circle NE, Second Floor, Tallahassee, Florida 32308. If you have any questions regarding the Offering or need additional copies of this Prospectus, please contact our Chief Executive Officer and President Sammie D. Dixon, Jr. at (850) 907-2301.

SUMMARY OF SELECTED FINANCIAL DATA

The summary financial data presented below as of and for the years ended December 31, 2012 and 2011, is derived from our audited financial statements, except for performance ratios, asset quality ratios and other data. Our audited financial statements as of and for the years ended December 31, 2012 and 2011, are included in this Prospectus. The summary financial data presented below as of and for the nine month periods ended September 30, 2013 and 2012, is derived from our unaudited financial statements, also included in this Prospectus. The following Summary Financial Data should be read in conjunction with the other financial disclosures and discussions contained elsewhere in this Prospectus. Our historical results are not necessarily indicative of results to be expected in future periods.

	Unaudited At or For the Nine Months Ending September 30,		At or For the Years Ending December 31,
	2013	2012	2012	2011
	(Dollars in thousands, except per share data.)
Balance Sheet Data:
Total assets	$190,359	$152,791	$169,658	$139,403
Total loans, net	115,782	88,637	93,400	76,678
Total deposits	167,722	130,105	146,729	115,573
Total shareholders’ equity	16,176	15,913	16,039	15,096
Income Statement Data:
Net interest income	4,563	3,623	4,932	4,008
Provision for loan and lease losses	403	408	473	143
Noninterest income	719	1,122	1,250	149
Noninterest expense	3,571	3,062	4,102	3,025
Income taxes	457	481	589	373
Net earnings	851	794	1,018	616
Per Common Share Outstanding Data:
Basic net earnings per common share	$0.57	$0.53	$0.68	$0.41
Diluted net earnings per common share	$0.56	$0.53	$0.68	$0.41
Book value per common share	$10.80	$10.64	$10.72	$10.09
Common shares outstanding	1,498,234	1,496,106	1,496,106	1,496,106
Average common shares outstanding:
Per basic	1,497,490	1,496,106	1,496,106	1,496,106
Per diluted	1,513,108	1,496,106	1,496,106	1,496,106
Performance Ratios:
Return on average assets	0.63%	0.74%	0.69%	0.52%
Return on average equity	7.02%	6.82%	6.51%	4.31%
Net interest margin	3.53%	3.55%	3.54%	3.51%
Asset Quality Ratios:
Allowance to loans	1.38%	1.48%	1.31%	1.16%
Allowance for loan losses to nonperforming loans	—	—	1,230.69%	—
Nonperforming loans to total loans	—	—	0.11%	—
Nonperforming assets to total assets	—	—	0.06%	—
Net charge-offs (recoveries) to average loans	0.02%	0.04%	0.16%	(0.03%)
Trouble debt restructurings to loans	0.21%	—	0.14%	—
Capital Ratios:
Total risk-based capital ratio (Bank)	14.18%	16.81%	15.97%	17.05%
Tier 1 risk-based capital ratio (Bank)	12.93%	15.56%	14.78%	16.04%
Tier 1 leverage capital ratio (Bank)	8.74%	10.31%	9.67%	10.61%
Total equity to total assets (Bank)	8.47%	10.40%	9.42%	10.77%
Other Data:
Number of full-time employees	34	33	34	29
Number of full-service branch offices	2	2	2	1

RISK FACTORS

The occurrence of some of the following events could reduce our profitability and return on equity and may cause the value of our stock to decrease. You should not invest in the shares unless you can afford to lose some of or all of your investment. Before investing, we encourage you to read this entire Prospectus, including the following risk factors.

RISKS RELATED TO OUR BUSINESS OPERATIONS

Some of our borrowers will not repay their loans, and losses from loan defaults may exceed the allowance we establish for that purpose, which may have an adverse effect on our business.

Consistent with the financial institution industry, some of our borrowers inevitably will not repay loans that we make to them. This risk is inherent in the banking business. The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. If a significant number of loans are not repaid, it will have an adverse effect on our earnings and overall financial condition.

Like all financial institutions, we maintain an allowance for loan and lease losses to account for possible loan defaults and nonperformance. The allowance for loan and lease losses reflects our best estimate of probable losses in the loan portfolio at the relevant time. This evaluation is based primarily upon the following: a review of our historical loan loss experience as adjusted for certain qualitative factors discussed in this Prospectus; known risks contained in the loan portfolio; known risks for each segment of our loan portfolio; composition and growth of the loan portfolio; and certain economic factors. Despite our best efforts, and particularly due to the fact that we have a limited loan loss history, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions and estimations. As a result, our allowance for loan losses may not be adequate to cover our actual losses, and future provisions for loan losses may adversely affect our earnings.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth any further. In addition, our recent growth may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and limitations, and competition, may also impede or prohibit our efforts to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results from operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

If the economic recovery in our market continues at or below the current pace for a prolonged period, our financial results could be adversely affected.

Our success will depend in large part on economic conditions in Tallahassee and Leon County, Florida. A prolonged slow economic recovery in our market could result in nonperforming assets, which may result in operating losses, impaired liquidity, and the erosion of capital. A variety of factors could create this scenario, including adverse developments in the local industries, reduction in state government staffing, or national disasters such as hurricanes, floods, or tornadoes.

Changes in interest rates affect our profitability and assets.

Our profitability depends to a large extent on the Bank’s net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expenses on interest-bearing liabilities such as deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control including inflation, economic recession, unemployment, money supply, domestic and international events, and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining; or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

Changes in the difference between short and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, as has occurred in the current zero interest target rate policy environment, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, and other sources, could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically, the financial services industry, or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. For instance, one of our clients is a political action committee (“PAC”) that is expected to withdraw $20 million in deposited funds over a six month period during the third and fourth quarters of 2014. Our ability to borrow could be impaired by factors that are not specific to us, such as a disruption in the financial markets and diminished expectations or growth in the financial services industry.

Our loan portfolio includes commercial, real estate, and consumer and other loans that may have higher risks.

Our commercial real estate, residential real estate, construction, commercial, and consumer and other loans at September 30, 2013, were $42.2 million, $37.5 million, $13.2 million, $22.9 million, and $1.6 million, respectively, or 35.9%, 31.9%, 11.3%, 19.5%, and 1.4% of total loans. Commercial loans and commercial real estate loans generally carry larger balances and can involve a greater degree of financial and credit risk than other loans. As a result, banking regulators continue to give greater scrutiny to lenders with a high concentration of commercial real estate loans in their portfolios, and such lenders are expected to implement stricter underwriting standards, internal controls, risk management policies, and portfolio stress testing, as well as higher capital levels and loss allowances. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties, and the increased difficulty of evaluating and monitoring these types of loans.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, there is no assurance as to our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital to support our growth, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Both our industry and our primary service area are highly competitive.

There are a number of national and regional financial institutions that compete with us in our primary service area, both within Tallahassee and in all of Leon County, Florida. By virtue of their larger capital resources, such institutions have significantly greater lending limits than we have, and these financial institutions have the ability to offer a greater mix of financial products and services than we are able to provide. In addition, we are also competing with other financial institutions, such as savings and loan associations and credit unions, for deposits and loans. Most of our competitors benefit from a more established market presence, greater capital, and a larger asset and lending base. As a result, we cannot anticipate the extent to which such competition may negatively affect our ability to operate profitably.

Our lending limit per borrower will continue to be lower than many of our competitors which may discourage potential clients and limit our loan growth.

The Bank’s legally mandated lending limit is lower than that of many of our larger competitors because we have less capital. At September 30, 2013, our legal lending limit for loans was approximately $4.1 million to any one borrower on a secured basis and $2.4 million on an unsecured basis. Although we have not experienced this to date, our lower lending limit may discourage potential borrowers with loan needs that exceed our limit from doing business with us. This may restrict our ability to grow. We attempt to serve the needs of these borrowers by selling loan participations to other institutions, but this strategy may not always succeed.

A significant portion of our loan portfolio is secured by real estate in our geographic markets and events that negatively impact the real estate market in our primary market could hurt our business.

Our interest-earning assets are heavily concentrated in mortgage loans secured by real estate, particularly real estate located in Leon County, Florida. As of September 30, 2013, approximately 79.1% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral, in each case, provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is extended. Real estate values and real estate markets are generally affected by a variety of factors including changes in economic conditions; fluctuations in interest rates; the availability of credit; changes in tax laws and other governmental statutes, regulations, and policies; and acts of nature. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

This concentration of loans subjects us to risks if there is a downturn in the economy or a recession similar to the one our country has just experienced. A downturn could result in decreased loan originations and increased delinquencies and foreclosures, which could more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in Leon County, Florida, the occurrence of a natural disaster, such as a hurricane, or a man-made disaster could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties, and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us.

Future economic growth in our market area may be slower compared to previous years.

The State of Florida’s population growth historically has exceeded national averages. Consequently, the state has experienced substantial growth in new business formation and public works spending. Although recently home prices have increased due to a moderate economic growth and migration into our market area, growth in our market area may still be restrained in the near term. Any decrease in existing and new home sales limits lending opportunities and negatively affects our income. Additionally, a decline in property values could lead to valuation adjustments on our loan portfolio.

Our business strategy depends on continued growth; therefore, our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a growth strategy for our business. Our business prospects must be considered in light of the risks, expenses, and difficulties that are frequently encountered by companies in significant growth stages of development. In light of the prevailing economic conditions, we cannot assure you we will be able to expand our market presence in our existing market, successfully enter new markets, or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition, or results of operations and could negatively affect successful implementation of our business strategy.

We may face risks with respect to future expansion.

We may engage in additional de novo branch expansion, expansion through acquisitions of existing branches of other financial institutions, or the acquisition of existing financial institutions in North Florida, South Georgia, or South Alabama. We have not allocated the expected net proceeds of the Offering for any specific purpose. We may consider and enter into new lines of business or offer new products or services. Branch expansion, acquisitions, and mergers involve a number of risks, including, but not limited to: (i) the time and costs associated with identifying and evaluating potential acquisitions and merger partners; (ii) inaccurate estimates and judgments regarding credit, operations, management, and market risks of the target institutions; (iii) the time and costs of evaluating new markets, hiring experienced local management, opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion; (iv) our ability to finance an acquisition and possible dilution to our existing shareholders; (v) the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses; (vi) our ability to penetrate into new markets when we lack experience in those markets; (vii) the strain of growth on our infrastructure, staff, internal controls and managements, which may require additional personnel, time, and expenditures; (viii) exposure to potential asset quality issues with acquired institutions; (ix) the introduction of new products and services into our business that could prove costly; and (x) the possibility of unknown or contingent liabilities.

We may incur substantial costs to expand and we can give no assurance such expansion will result in the levels of profits we seek. There can be no guarantee that integration efforts of any future mergers or acquisitions will be successful. Also, we may issue equity securities, including Common Stock and securities convertible into shares of our Common Stock in connection with a future acquisition, which could cause ownership and economic dilution to our current shareholders and to investors purchasing Common Stock in this Offering.

We are dependent on key executive officers, the loss of which may be detrimental to our operations.

We are dependent on certain executive officers of the Bank, namely our Chief Executive Officer and President, our Executive Vice President and Chief Financial Officer and our Executive Vice President and Senior Lender, for their leadership and oversight in all aspects of our operations and the unexpected loss of any of these personnel could adversely affect our operations.

LEGAL AND REGULATORY RISKS

We are subject to government regulation and monetary policy that could constrain our growth and profitability.

We are subject to extensive federal government supervision and regulations that impose substantial limitations with respect to lending activities, purchases of investment securities, the payment of dividends, and many other aspects of the banking business. Many of these regulations are intended to protect depositors, the public, and the Federal Deposit Insurance Corporation (“FDIC”), but not our shareholders. Future legislative enactments or governmental policy could adversely affect the banking industry and our operations. Federal economic and monetary policy may also affect our ability to attract deposits, make loans, and achieve our planned operating results.

Recent legislative and regulatory initiatives could affect our operations.

The Dodd-Frank Act, enacted in 2010, has increased and will continue to increase the regulation and oversight of the financial services industry. The Dodd-Frank Act addresses, among other things, systemic risk, capital adequacy, deposit insurance assessments, consumer financial protection, interchange fees, derivatives, lending limits, thrift charters, and changes among the banking regulatory agencies. Some provisions of the Dodd-Frank Act became effective immediately upon its enactment. Many provisions, however, will require regulations to be promulgated by various federal agencies in order to be implemented, some of which have already been proposed and enacted by the applicable federal agencies. Certain provisions will not apply to banking organizations with less than $10 billion of assets; however, the provisions of the Dodd-Frank Act may have unintended effects on smaller banks, which will not be clear until implementation.

The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to some of our business practices, or otherwise adversely affect our business, as would other regulatory initiatives that may become effective. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. It may also require us to hold higher levels of regulatory capital and/or liquidity and it may cause us to adjust our business strategy and limit our future business opportunities. We cannot predict the effects of this legislation and the corresponding regulations on us, our competitors, or on the financial markets and economy, although it may significantly increase costs and impede efficiency of internal business processes.

Additionally, as of July 2013, the FDIC approved revisions to its capital adequacy guidelines and prompt corrective action rules that implement the revised standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of the Dodd-Frank Act. Basel III and the regulations of the federal banking agencies require bank holding companies and banks to undertake significant activities to demonstrate compliance with the new and higher capital standards that will be phased in beginning in January 2015. Compliance with these rules will impose additional costs on the Company and the Bank.

Our information systems may experience an interruption or security breach.

We rely heavily on communications and information systems to conduct our business. We also provide our clients the ability to bank electronically through online banking, remote capture, mobile capture, and mobile banking. The secure transmission of confidential information over the internet is a critical element of banking online. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes, and other security problems. Any failure, interruption, or breach in the security of these systems could result in disruptions in our client relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of possible failure, interruption, or security breach of our information systems, there can be no assurance that any such failure, interruption or security breach will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failure, interruption, or security breach of our information systems could damage our reputation, result in a loss of client business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability. While we do carry insurance to protect against losses resulting from such technology issues or breaches, we could be exposed to claims, litigation, and other possible liabilities that could exceed the maximum policy limits.

Florida financial institutions face a higher risk of noncompliance and enforcement actions with the Bank Secrecy Act and other Anti-Money Laundering statutes and regulations.

Since September 11, 2001, banking regulators have intensified their focus on Anti-Money Laundering and Bank Secrecy Act compliance requirements, particularly the Anti-Money Laundering provisions of the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. Since 2004, federal banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the State of Florida with respect to institutions’ Bank Secrecy Act and Anti-Money Laundering compliance. Consequently, a number of formal enforcement actions have been issued against Florida financial institutions.

In order to comply with regulations, guidelines, and examination procedures in this area, the Bank has been required to adopt new policies and procedures and to install new systems. If the Bank or future Bank acquisitions have policies, procedures, and systems that are deemed deficient, then the Bank would be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plan including its acquisition plans.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

The deposits of the Bank are insured by the FDIC up to legal limits and, accordingly, subject the Bank to the payment of FDIC deposit insurance assessments. The Bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. High levels of bank failures since the beginning of the financial crisis and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund, the FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. While the Bank’s most recent assessment decreased, increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates, or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

RISKS RELATED TO OWNERSHIP OF SHARES OF OUR COMMON STOCK

The limited trading market may make it difficult for you to sell your shares in the future.

Prior to this Offering, there has been very limited trading activity in shares of our Common Stock. We do not anticipate listing our shares on any stock exchange in the near future. We do not expect that our stock will be quoted on any stock market or that an active trading market in our Common Stock will develop following the Offering. A public market having depth and liquidity depends on having enough buyers and sellers at any given time. Without an active trading market, shareholders may find it difficult to find buyers for their shares. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

Our Board of Directors owns a significant percentage of our shares and will be able to make decisions to which you may be opposed.

Before this Offering, our directors and executive officers as a group owned 412,514 shares of Common Stock, or 27.53% of our outstanding Common Stock. In addition, the directors and executive officers have stock options to acquire 122,000 shares of Common Stock, which, if fully exercised, would result in them owning 32.99% of our outstanding Common Stock prior to this Offering. Even after the Offering, our directors and executive officers are expected to own sufficient shares, to exert a significant influence on the election of Board members and on the direction of the Company. This influence could negatively affect the price of our shares or be inconsistent with other shareholders’ desires.

Our Offering price has been determined by our Board of Directors and may not accurately reflect the value of our stock.

The Offering price per share has been set by the Board of Directors in consultation with FIG Partners, LLC. In these consultations, the Board considered, among other things, our financial and operational condition, the liquidity of our Common Stock, and the general market conditions for Common Stock in one-bank holding companies of comparable size and scope as Prime Meridian. Our conclusions in this regard may be inaccurate. Consequently, you may lose a portion of your investment simply as a result of an inaccurately determined Offering price.

Investors in this Offering will experience immediate and substantial dilution.

If you purchase Common Stock in this Offering, you will pay more for your shares than the amounts paid by existing shareholders for their shares. As a result, you will incur immediate and substantial dilution of $ 1.06 per share, representing the difference between the Offering price of $12.50 per share and our pro forma book value per share after giving effect to this Offering. Accordingly, if we were liquidated at our book value, you would not receive the full amount of your investment.

We do not intend, and face statutory restrictions on our ability, to pay dividends in the immediate future.

We have not paid any dividends on our Common Stock since our inception, and we do not intend to pay dividends in the immediate future. Instead, we anticipate that all of our future earnings will be used for working capital, to support our operations, and to finance the growth and development of our business. In addition, because the Bank is our only material asset, PMHC’s ability to pay dividends to our shareholders depends on our receipt of dividends from the Bank, which is also subject to restrictions on dividends as a result of banking laws, regulations, and policies. Accordingly, if the receipt of dividends over the near term is important to you, you should not invest in our Common Stock.

Investing in this Offering will not give you the right to participate in any future offerings of our capital stock and your ownership could be diluted.

As a shareholder, you are not automatically entitled to purchase additional shares of Common Stock in future issuances of our Common Stock; therefore, you may not be able to maintain your current percentage of ownership in PMHC. If we decide to issue additional shares of Common Stock or conduct an additional offering of stock, your ownership in the Company could be diluted and your potential share of future profits may be reduced.

We are an “emerging growth company,” and the reduced reporting requirements applicable to EGCs may make our Common Stock less attractive to investors.

We are an EGC as defined in the JOBS Act. As long as we are classified as an EGC we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. These include reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an EGC for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in nonconvertible debt in a three year period, or if the market value of our Common Stock held by nonaffiliates exceeds $700 million as of any June 30, in which case we would no longer be an EGC as of the following December 31. We cannot predict if investors will find our Common Stock less attractive because we may utilize these exemptions, or if we choose to utilize additional exemptions in the future. If some investors find our Common Stock less attractive, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

Management has broad discretion concerning the application of net proceeds.

The net proceeds of this Offering will be added to our capital accounts, and used for general corporate purposes, including capital to continue to support the growth of the Bank, or to acquire targets in the North Florida, South Georgia, or South Alabama. This growth may also include the opening of branch offices, increasing the size and volume of loans, or other such activities that may require additional capital. Our management may determine that it is in the best interest of the Company or the Bank to apply the net proceeds of this Offering in a manner that is inconsistent with an investor’s wishes. We have not allocated the expected net proceeds for any specific purpose. Failure to apply these funds effectively might harm your investment.

DILUTION

If you invest in our Common Stock, your ownership interest will be diluted to the extent that the Offering price per share of our Common Stock exceeds the pro forma book value per share of our Common Stock immediately following this Offering. As of September 30, 2013, the book value of our Common Stock was $10.80 per share. The pro forma book value, as of September 30, 2013, per share of our Common Stock assuming the sale of all 1,200,000 shares of Common Stock in this Offering would be $11.44.

Therefore, this Offering will result in an immediate increase of $0.64 in the pro forma book value per share of our Common Stock owned by our existing shareholders and an immediate dilution of $1.06 in the book value per share of our Common Stock to investors purchasing shares in this Offering, or approximately 8.5% of the Offering price of $12.50 per share.

The following table illustrates the calculation of the amount of dilution per share as of September 30, 2013, that a purchaser of our Common Stock in this Offering will incur if we sell all 1,200,000 shares of Common Stock in this Offering:

Offering price per share	$12.50
Book value per share as of September 30, 2013	$10.80
Increase in book value per share attributable to new investors	$0.64
Pro forma book value per share	$11.44
Dilution per share to new investors in this Offering	$1.06

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013, as adjusted to give effect to the assumed $14,700,000 in net proceeds from the sale of 1,200,000 shares at price of $12.50 per share. You should read the following table in connection with the sections titled “Summary of Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Actual at September 30, 2013	As Adjusted for Sale of 1,200,000 Shares
	(Dollars in thousands)
Stockholders’ equity:
Common Stock, $0.01 par value, 9,000,000 shares authorized, 1,498,234 shares issued and outstanding at September 30, 2013, and 2,698,234 outstanding at the closing of the Offering	$15	$27
Additional paid-in capital	14,921	29,609
Retained Earnings	1,434	1,434
Unrealized gain (losses) on securities	(194)	(194)

Total stockholders’ equity	$16,176	$30,876

USE OF PROCEEDS

In the event we raise $5 million or less in this Offering, then we intend to use the net proceeds of this Offering for general corporate purposes, which may include maintaining liquidity at the Company and providing capital to the Bank to fund balance sheet growth or working capital needs, while also maintaining strong capital levels. Should we raise between $5 million and $10 million in the Offering, we may also consider branching or branch acquisition opportunities in North Florida, South Georgia, or South Alabama markets. Should we raise more than $10 million in this Offering, we intend to also consider acquisition of another financial institution within the next 18 months. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used. We are conducting this Offering at this time because we believe that it will allow us to execute our growth strategies.

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DESCRIPTION OF BUSINESS

Overview

Prime Meridian Holding Company is headquartered in Tallahassee, Florida and it is through our wholly-owned banking subsidiary, Prime Meridian Bank, that we offer a broad range of services. Our primary market is the Tallahassee MSA; in addition, we also serve the surrounding North Florida, South Georgia, and South Alabama areas. We believe that our market exhibits attractive demographic attributes by being located in the county of Florida’s State Capital.

The Bank opened for business in February 2008, when Florida and the United States were facing the most unstable economy since The Great Depression. Because of this economic environment, we knew managing the risks of our Bank would determine our success. Today, it is still our central focus to avoid high risks while being aggressive in addressing any problem loans that may arise. We have not originated subprime loans or high loan-to-value ratio mortgages. We believe we have acted quickly in both recognizing problem loans and charging them off, as necessary. While our past performance does not guarantee our future performance, as of today, our strategy has resulted in a loan portfolio with very few nonperforming loans or assets. Since the Bank’s inception, we have only charged-off $515,000 and less than half of this amount has been since 2010. As of September 30, 2013, our level of nonperforming assets consisting of nonaccrual loans and OREO as a percentage of total assets was 0.00%, restructured loans as a percentage of total loans equated to 0.21% and year-to-date annualized net charge-offs were 0.01% of average loans. The execution of this strategy has allowed us to become profitable in difficult economic times, all while serving the needs of our market. We continue to forecast strong revenues coupled with operational efficiencies that we believe will produce attractive risk-adjusted returns for our shareholders.

As a result of developing a niche in our market, the Bank has experienced significant organic growth; we have concentrated our asset generation efforts on commercial real estate loans, construction loans, and business loans. We have focused our deposit generation on relationship-based core deposits. Since the Bank opened for business on February 4, 2008 through September 30, 2013, total assets have grown to $190 million. During this same time period, total loans grew to $117 million and total deposits grew to $168 million. We achieved profitability in our eighth quarter of operation and cumulative profitability in April 2012. Our team has worked diligently to make the Bank successful; our group of experienced bankers has helped bring our newest team members to a competent level of banking knowledge. We believe our management’s experience and long-standing presence in the area provide us insight into the local market, and as a result, the ability to tailor our products and services to meet the needs of our clients.

Our History

Prime Meridian Bank, a Florida commercial bank, was chartered on February 4, 2008, with a commitment to provide a banking option to our market with a high level of client service while maintaining sound and prudent banking practices. In 2010, our holding company, PMHC, was formed and the Bank’s shareholders exchanged their shares of Common Stock for shares of Common Stock of PMHC, with the Bank becoming a wholly-owned subsidiary of PMHC. This occurred through a statutory share exchange on, September 16, 2010.

In an effort to provide a superior level of service, we are building a culture and brand that cultivates a client relationship and creates an inviting atmosphere as opposed to simply processing a customer transaction. We want a culture that supports relationship banking. This culture has served us well and we have found that as a result of relationship banking, many of our clients refer others to us. There is no greater compliment than to have our existing clients share their positive banking experiences with their family and friends.

Five core principles were developed and adopted by our team to support our actions and guide our decisions. These principles are frequently reviewed with our team, as part of our effort to maintain our culture. Below are our governing principles and a description of how they apply to our operations:

•	Passion – A level of intense excellence and commitment that goes over and above merely meeting the commercial considerations and legal requirements – Never give up. Never settle for mediocrity. Never let fear hamper us from taking chances. Above all, Never let a cynic stand in our way.

•	Grace – Providing a high level of service, with courtesy and compassion. Having an awareness of how our actions, body language, and words affect others. Learning to master a mindful, calm response to any situation.

•	Integrity – Doing the right thing, simply because it is the right thing to do, based on a firm adherence to the Bank’s three way test: (1) Is it right by the client? (2) Is it right by the Bank? (3) Is it legally, morally, and ethically correct?

•	Tenacity – A culture of looking at new ideas, tackling challenges, and overcoming obstacles in order to meet our clients’ needs.

•	Accountability – Accepting full and ultimate responsibility for the situation or action at hand.

These core principles and the Bank’s three way test also serve as the foundation for our motto, “Let’s think of a few good reasons why it CAN be done!” which is an overarching concept for our Company and team. We stress the question “Why?” because, while we clearly recognize that “how” is imperative, without understanding “why” something should be done after taking into consideration the risk factors involved, “how it can be done” does not necessarily matter. Our mission statement is also supported by our core principles: “Building bankers to serve our clients and community in order to optimize shareholder value.”

As a result of our efforts and culture, we have experienced an outstanding level of organic growth. Currently, we provide banking services to our clients from two banking offices located in Tallahassee, Florida. The Bank’s deposits are insured by the FDIC and we operate under the supervision and regulations of the FDIC and the Florida Office of Financial Regulation (“OFR”).

Our Competitive Strengths

We have positioned PMHC to create shareholder value and build bankers to serve our clients and community. The result has yielded the following competitive strengths:

Experienced and Engaged Management Team with the Support of a Local Board of Directors: Our management team is led by Sammie D. Dixon, Jr., the President and Chief Executive Officer of the Company and the Bank, who began his banking career in 1997 and was one of the founders of the Bank. During his banking career, he was a Senior Vice President and Commercial Sales Manager for Regions Bank in Tallahassee, Florida. He also served as Chief Executive Officer and President for Bank of Thomas County, Georgia. The other three members of our executive management team are Kathleen C. Jones, Chris L. Jensen, Jr., and Susan Payne Turner. Mrs. Jones has also been with the Bank since its inception and is the Bank’s and Company’s Executive Vice President and Chief Financial Officer. Prior to joining the Bank, she spent 36 years with SunTrust Bank and its predecessor institutions; she served as the North Florida Regional Senior Vice President and Senior Banking Operations Manager. Mr. Jensen has been in banking for more than 30 years, has been with the Bank since its inception, and serves as the Bank’s and Company’s Executive Vice President and the Bank’s Senior Lender. Previously in his career, he served as Tallahassee’s and Panama City’s Market President for SouthTrust Bank and later, Tallahassee Market President for Regions Bank. Mrs. Turner is a Senior Vice President and the Chief Risk Officer at the Bank. She brings 28 years of banking experience in many areas including operations, marketing, compliance, and financials; she previously served as the Chief Financial Officer of another community bank. Mr. Dixon, Mrs. Jones, and Mr. Jensen also serve on the Bank’s and Company’s Board of Directors, along with eleven other directors from our community, including the Chairman of both Boards, Richard A. Weidner, CPA. As of September 30, 2013, our directors and executive officers beneficially owned 27.53% actual and 32.99%

diluted of PMHC’s Common Stock. We have an average of 29 years of experience within our executive management team, which coupled with the energy and enthusiasm of our entire banking team, provides us with a competitive strength.

Strong Brand and Culture. We believe our reputation and brand within our market have resulted in a pleasant banking environment for our clients. We have developed a reputation of being actively involved in our community. Between our Board and management, we are involved in over thirty-five (35) not-for-profit organizations in our community; donating both time and resources to assist those who help our community become a better place to live and work. We understand that brand and culture are extremely important for how a company is perceived by its community. Every aspect of our brand is strategically considered and implemented to ensure that the foundation of our existence remains constant. We want our culture to build bankers who will provide the superior level of service that each client deserves. It is important to us to motivate our team members and encourage them to have a thoughtful approach to their client relationships.

Expertise in Commercial Lending. As a result of the recent unstable and sluggish economic environment, generating well underwritten, quality loans has been a priority, but doing so has been difficult for many financial institutions. In the current environment, our lenders have been able to drive quality commercial loan growth. This is a result of being able to provide clients with access to knowledgeable, experienced lenders who are able to respond to a broad range of business needs and who positively foster the client relationships. In addition to our expertise, the ability to approve loans at a local level has generated a faster response time for clients. We believe the quicker response time has resulted in a pricing advantage for us; we frequently find we are the lender of choice, even when our pricing is higher.

Effective and Flexible Technology. In the banking industry of today, utilizing current technology is a necessity and we value our electronic suite of products; they are considered to be part of our core banking products. Being able to provide our clients with remote deposit capture, mobile capture, internet banking, and mobile banking creates greater banking flexibility. As we continue to expand and prepare for future technology needs, we have invested resources to have the proper infrastructure in place. We also host our data and items processing in-house, resulting in greater control and accountability for our daily functions.

Stable and Scalable Platform. Since the recent economic crisis began in 2008, many of our competitors have suffered significant operating and regulatory challenges resulting in decreased service to their customers. Since the Bank opened its doors for operation, we have maintained a well capitalized stable banking platform with sound asset quality. As of September 30, 2013, we had an 8.47% tangible common equity ratio, an 8.74% tier 1 leverage capital ratio, a 12.93% tier 1 risk-based capital ratio, and a 14.18% total risk-based capital ratio. Contributing to our stability is our track record of sound asset quality trends coupled with a strong credit culture. As of September 30, 2013, we have had no foreclosures or other real estate owned (“OREO”), our level of nonperforming assets, consisting of nonaccrual loans and OREO, as a percentage of total assets was 0.00%, and restructured loans as a percentage of total loans equaled 0.21%. Our total net charge-offs since inception of the Bank have been $515,000 and our year-to-date annualized net charge-offs equated to 0.01% of total assets. We believe these results are because of our underwriting standards, experienced loan officers, diligent monitoring of our loan portfolio, and our close ties to our clients. Additionally, our management team brings prior experience from larger banks. We have utilized their knowledge to build a scalable corporate infrastructure with the capacity and capability to support continued organic growth and future acquisitions, while also improving operational efficiencies.

Our Operating Strategy

Our business strategy and plan focuses on traditional, relationship-based banking. It is supported by our core principles that guide our activities to operate our community bank under sound and prudent banking practices. The principles which guide us are passion, grace, integrity, tenacity, and accountability. It is through these principles that we developed our test of accountability which consists of these three questions: Is it right by the client? Is it right by the bank? Is it legally, morally, and ethically correct? As a result of our foundation, we developed our motto: “Let’s think of a few good reasons why it CAN be done!”

Our organizational structure focuses on a strong risk management culture. We stay abreast of our market by having our Board and management team highly involved in our communities. The banking experience of our team and high-quality client service distinguishes us from other banks. We believe it is through this foundation that we will be able to expand our products and services to our clients resulting in steady, long-term growth. Our culture is focused on meeting our clients’ needs at a level that contributes to an increased depth of relationship which in turn supports client retention, enhanced profitability, and sharing banking experience with family, friends, and other businesses.

The Bank provides a range of consumer and commercial banking services to individuals and businesses. In addition to electronic banking services such as mobile banking and online banking, we offer basic services which include demand interest-bearing and noninterest-bearing accounts, savings accounts, money-market deposit accounts, NOW accounts, time deposits, safe deposit services, wire transfers, escrow accounts, debit cards, direct deposits, notary services, night depository, cashier’s checks, domestic collections, bank drafts, automated teller services, drive-in tellers, banking by mail, credit cards through a third party, and a full range of commercial and consumer loans, both collateralized and uncollateralized. In addition, the Bank makes secured and unsecured commercial and real estate loans, and issues standby letters of credit. The Bank provides debit and automated teller machine (“ATM”) cards and is a member of the MoneyPASS and Pulse networks thereby permitting clients to utilize the convenience of a large ATM network system, including more than 400,000 member machines nationwide. The Bank does not have trust powers.

Our loan target market includes owner occupied and nonowner occupied commercial real estate, small businesses, developers, consumers, and professionals. Small business clients are typically a commercial entity with sales of $25 million or less; these clients have the opportunity to generate significant revenue for banks.

Our revenues are primarily derived from interest earned, and fees received in connection with real estate and other loans, from interest and dividends from investment securities, service charge income generated from demand accounts, ATM fees, and other services. The principal sources of funds for the Bank’s lending activities are its deposits, loan repayments, and proceeds from investment securities. The principal expenses of the Bank are the interest paid on deposits, salaries, and general operating expenses.

We are committed to being a successful community bank and being a good business partner within our community. We believe our active community involvement and business development strategies, in conjunction with our client relationship culture, comprise a successful plan for developing new relationships and enhancing existing ones.

Growth

Our deposits increased by $31.2 million from year-end 2011 to 2012, a 26.96% increase. During this same time period, total assets increased by 21.70% to $169.7 million. Deposits also increased by $21 million from December 31, 2012 to September 30, 2013, a 14.31% increase. During that same period, total assets increased by $20.7 million to $190.4 million. These increases are from organic growth supported through core deposits and loans.

Core Deposits. We believe that our growth in core deposits can be attributed to our efforts to provide a superior client relationship banking experience. Core deposits are deposits made by clients in the Bank’s market area who tend to be loyal and consistent. These deposits are more stable, cost less, and reprice more slowly than other deposits when interest rates rise. We believe that we have created a strong business development and sales culture which in turn creates an effective platform for future organic growth. As a result of these efforts, noninterest-bearing deposits increased to 28.67% of total deposits as of September 30, 2013.

Loans. Even though 2012 was a year of generally soft loan demand and economic uncertainty, organic growth provided us with the opportunity to soundly grow our loans by 22.02%, while maintaining our prudent credit underwriting standards. As of September 30, 2013, total loans were $117.5 million. We have kept our focus on serving the credit needs of our communities and have relied on sound banking practices to identify qualified borrowers. Due to financial challenges faced by many of our competitors, we have seen increased opportunities in our market.

Our Market and Economic Condition

Our current market is primarily defined as the Tallahassee MSA and the surrounding North Florida, South Georgia, and South Alabama areas. Tallahassee is the State Capital, and home to two state universities, and one of the largest community colleges in Florida. The population of the Tallahassee MSA is approximately 375,000.

Like all Florida communities, we have seen the impact of the recent economic recession, specifically the dramatic decrease in housing and real estate values. As of July 2013, the national unemployment rate was 7.4%, Florida’s unemployment rate was 7.1% and Tallahassee’s rate was approximately 6.0%. Although trends have begun to improve, sustained elevated unemployment rates could result in nonperforming loans and reduced asset quality. As of September 30, 2013, we had no nonperforming loans or nonperforming assets. Also as of September 30, 2013, we had no accruing loans that were over 90 days delinquent. As of December 31, 2012, we reported one real estate mortgage loan in nonaccrual status, with a recorded investment of $101,000, or 0.1% of the portfolio. This was the only nonperforming asset charged off as of September 30, 2013. Another unexpected downturn may lead to valuation adjustments on our loan portfolio as we continue to reassess the market value of our loan portfolio, the losses associated with the loans in default, and the net realizable value of real estate owned could impact earnings.

When a bank takes collateral through foreclosures and similar proceedings, it is required to mark the related loan to the then-fair market value of the collateral, which may result in a loss. These loans also increase a bank’s risk profile and the amount of capital bank regulators believe is appropriate in light of such risks. Although our loan experience has been good to date with no foreclosures or OREO, should we incur nonperforming assets in the future, the resolution of those nonperforming assets would require a commitment of time from management which could be detrimental to the performance of their other responsibilities. Should we have these nonperforming assets, we may determine to sell them to improve our credit quality and reduce the time and costs of carrying these assets. The results of these sales cannot be determined and may result in additional write-downs. As part of our overall risk management process we constantly monitor and review any potential trends that could negatively impact the real estate values.

As a result of the recent worldwide financial crisis, the U.S. federal, state, and foreign governments have taken or are considering taking extraordinary actions in an attempt to deal with the financial crisis and the severe decline in the global economy. To the extent adopted, many of these actions have been in effect for only a limited time and have produced limited or no relief to the capital, credit, and real estate markets. There is no assurance that these actions or other actions under consideration will ultimately be successful. Although the Dodd-Frank Act was adopted in 2010, it still requires numerous studies and rulemaking by regulatory agencies. We cannot predict the effects of this recent legislation or new regulations on us, our competitors, counterparties, or on the financial markets and economy.

Competition

Our competition is made up of a wide range of financial institutions, including credit unions, local, regional, and national commercial banks. According to the Annual Deposit Report produced by the FDIC, total deposits in the Tallahassee area grew from approximately $4.5 billion to $4.8 billion from June 30, 2008 to June 30, 2013. During this time period, five institutions serving the Tallahassee MSA were consolidated into out-of-state institutions altering the financial landscape of our market areas. Today, there are 32 financial institutions serving Tallahassee; 17 of these are banks and 15 are credit unions. Four of the banks are headquartered in Leon County, including Prime Meridian Bank.

Although competition in our market remains strong, we believe our client relationship philosophy and culture has assisted us in maintaining a strong level of organic growth. We also are actively engaged in Small Business Administration guaranteed financing to support local borrowers who might not otherwise qualify for conventional financing, while mitigating our credit risk and earning fee income by selling the guaranteed portion of some of these loans.

In today’s market, significant competitive factors among financial institutions are generally, interest rates, both on loans and deposits, and prices on fee based services. Since many of our competitors are much larger financial institutions with greater financial resources. It is not our goal to compete on all products and services, but to support the product mix that best suits our strategic plan. This strategy has yielded solid growth for our Bank.

Other important competitive factors that have contributed to our success in our market area include convenient office hours, electronic banking products, quality of client service, community reputation, quality of our banking team, capacity and willingness to extend credit, and our ability to offer cash management and other commercial banking services. Many of our competitors’ approaches and processes may appear to be more efficient, however, these efficiencies do not allow for the same level of personal service we provide, in a wide range of products and services, to our clients. Although offering competitive rates is important, we believe that our greatest competitive advantages are our experienced management team, client relationship culture, and personal service.

Lending Activities

General. As our Bank has offered lending services to our community, we have presented a range of products, providing loans to small businesses, commercial and small to medium sized companies and their owners. In addition, we have provided loans to not-for-profit organizations and consumers, while maintaining strong and disciplined credit policies and procedures. Included in our array of loan products are commercial real estate loans, commercial loans for equipment financing, and lines of credit. All loan products are provided on a nondiscriminatory basis throughout our lending area. Loans for retail lending include residential first and second mortgage loans, home equity lines of credit and consumer installment loans for cars, trucks, boats, and other recreational vehicles. Most of our retail consumer lending connections are driven by our relationships with commercial clients.

Our lending products are marketed through campaigns that focus on our team and the reason clients should “Try My Bank” which is a common slogan used throughout our advertisements and as a website link: www.TryMyBank.com. Clients must meet our sound credit requirements in order to be considered qualified borrowers. Our client relationships and the networks these relationships offer are also additional channels to provide information about our lending products. We target our business development and marketing strategy targets businesses which have annual revenues up to $25 million. Even though we are successful with having loan and deposit relationships with these businesses, we also are here to serve the needs of consumers. Some of the largest employers in the Tallahassee area are state and local government and agencies, higher education institutions, and health care providers.

Loan Portfolio Composition. The mix of our loan portfolio can be categorized into five main segments which include commercial real estate, residential real estate (first and second mortgages), construction loans, commercial loans, and consumer loans which are described in more detail as follows:

Commercial Real Estate Loans. Loans of this type are typically our more complex loans; this category of real estate loans is comprised of loans secured by mortgages on commercial property. Commercial loans that are secured by owner-occupied commercial real estate are repaid through operating cash flows of the borrower. The typical maturity for this type of loan is three to five years; however, payments may be amortized over a longer period. Typically, interest rates on our commercial real estate loans are fixed for five years or less after which they adjust based upon a predetermined spread over an index. At times, a rate may be fixed for longer than five years. As part of our credit underwriting standards, we typically require personal guarantees from the principal owners of the business supported by a review of the principal owners’ personal financial statements and tax returns. As part of our enterprise risk management process, we understand that risks associated with commercial real estate loans include fluctuations in real estate values, the overall strength of the borrower, the overall strength of the economy, new job creation trends, tenant vacancy rates, environmental contamination, and the quality of the borrowers’ management. In order to mitigate and limit these risks, we analyze the borrowers’ cash flow and evaluate collateral value. Currently, the collateral securing our commercial real estate loans includes a variety of property types, such as office, warehouse, and retail facilities. Other types include multifamily properties, hotels, mixed-use residential, and commercial properties. Generally, commercial real estate loans present a higher risk profile than our consumer real estate loans.

Residential Real Estate Loans. We offer first and second one-to-four family mortgage loans and home equity lines of credit; the collateral for these loans is generally on the clients’ owner-occupied residences. Although these types of loans present lower levels of risk than commercial real estate loans, risks do still exist because of possible fluctuations in the value of the real estate collateral securing the loan, as well as changes in the borrowers’ financial condition. Borrowers may be affected by numerous factors, including divorce, job loss, illness, or other personal hardship. As part of our product mix, we offer both portfolio and secondary market mortgages. Portfolio loans generally consist of 1-year, 3-year, or 5-year adjustable rate mortgage, while 15-year or 30-year fixed rate loans are generally sold to the secondary market. All of our portfolio residential loans are underwritten based upon the guidelines of the secondary market, predominantly Freddie Mac and Fannie Mae.

Construction Loans. Typically, these loans have a term of one to two years and the interest is paid monthly. This portion of our loan portfolio includes loans to small-to-medium sized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties, and loans to residential developers. This type of loan is also made to individual clients for construction of single family homes in our market area. An independent appraisal is used to determine the value of the collateral and confirm that the ratio of the loan principal to the value of the collateral will not exceed policies of the Bank. As the construction project progresses, loan proceeds are requested by the borrower to complete phases of construction and funding is only disbursed after the project has been inspected by a third-party inspector or experienced construction lender. Risks associated with construction loans include fluctuations in the value of real estate, project completion risk, and changes in market trends.

The ability of the construction loan borrower to move to permanent financing of the loan or sell the property upon completion of the project is another risk factor that also may be affected by changes in market trends after the initial funding of the loan.

Commercial Loans. We offer a wide range of commercial loans, including business term loans, equipment financing, and lines of credit. Small-to-medium sized businesses, retail, and professional establishments, make up our target market for commercial loans. Our lenders primarily underwrite these loans based on the borrower’s ability to service the loan from cash flow. Lines of credit and loans secured by accounts receivable and/or inventory are monitored periodically by our staff. Loans secured by “all business assets,” or a “blanket lien” are typically only made to highly qualified borrowers due to the nonspecific nature of the collateral. Valuation of business collateral is generally supported by an appraisal, purchase order, or third party physical inspection. Personal guarantees of the principals of business borrowers are usually required.

Equipment loans generally have a term of five years or less and may have a fixed or variable rate. We use conservative margins when pricing these loans. Working capital loans generally do not exceed one year and typically, are secured by accounts receivable, inventory, and the personal guarantees of the principals of the business. Significant factors affecting a commercial borrower’s credit-worthiness include the quality of management and the ability both to evaluate changes in the supply and demand characteristics affecting the business’ markets for products and services and the ability to respond effectively to such changes. These loans may be made unsecured or secured, but most are made on a secured basis. Risks associated with our commercial loan portfolio include local, regional, and national market conditions. Other factors of risk could include changes in the borrower’s management and fluctuations in collateral value. Additionally, there may be refinancing risk if a commercial loan includes a balloon payment which must be refinanced or paid off at loan maturity.

In reference to our risk management process, our commercial loan portfolio presents a higher risk profile than our residential real estate and consumer loan portfolios. Therefore, we require that all loans to businesses must have a clearly stated and reasonable payment plan to allow for timely retirement of debt.

Consumer Loans. Our consumer loan portfolio is the smallest portion of our loan portfolio, representing 1.4% of our total loan portfolio at September 30, 2013. These loans are made for various consumer purposes, such as the financing of automobiles, boats, and recreational vehicles. The payment structure of these loans is normally on an installment basis. The risk associated with this category of loans stems from the reduced collateral value for a defaulted loan; it may not provide an adequate source of repayment of the principal. The underwriting on these loans is primarily based on the borrower’s financial condition. In some cases, consumer loans are unsecured credits that subject us to risk when the borrower’s financial condition declines or deteriorates. Based upon our current trend in consumer loans, we do not anticipate that our consumer loans will become a substantial component of our loan portfolio at any time in the immediate future. Consumer loans are made at fixed and variable interest rates and are based on the appropriate amortization for the asset and purpose.

Loan Underwriting and Servicing

Monitoring credit risks in our loan portfolio is a large component of our enterprise risk management process; therefore, we monitor prepayment risks, interest rate risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectability.

In order to mitigate and minimize credit losses, we generally rely on the cash flow of a borrower as the source of repayment and on the value of the underlying collateral as the secondary source of repayment. In addition, when possible, we utilize shorter loan terms in order to reduce the risk of a decline in the collateral value. Also, our underwriting process is an important component in mitigating credit risks. We require that a loan be properly secured by collateral and that the loan officer perform an annual review of the borrower’s current financial information. A renewal or new business loan will not be considered until the required financial documents which include itemized balance sheet, fiscal year-end operating statements, and income tax returns are compiled and thoroughly reviewed by our lending staff.

All policies for loan-to-value (“LTV”) ratios follow the Financial Institutions Reform, Recovery, and Enforcement Act (“FIRREA”) lending guidelines. Credit scores are a tool in the evaluation of loan requests but the Bank does not utilize a scoring model for approving loans. Rather, credit history with the Bank and others is reviewed on all loan decisions. Minimum debt service coverage ratios of 1.20X are required on most commercial loan types.

The Bank has not originated sub-prime loans, as defined by federal definitions. Interest-only loans are occasionally granted (outside of standard personal and business lines of credit) where there is a defined repayment source at a future time and the borrower has the capacity to service the required debt service. Examples would include short-term business loans for seasonal purchases, bridge financing pending a property or asset sale, and home construction financing for homebuilders where the loan will be repaid from the sale of the house.

On occasion, we also make unsecured loans. We underwrite each unsecured loan based on the borrower’s and any guarantor’s cash flow plus past credit history. In addition, we typically limit the terms of such unsecured extension of credit to two years for commercial loans and three years for consumer loans. With respect to sources of repayment, we require identification of primary and secondary sources to help ensure retirement of debts on schedule. Furthermore, we obtain the borrower’s financial data and income tax returns to document favorable debt to net worth ratios and sufficient liquidity to repay the debts in a timely fashion.

Loan Quality, Credit Policy and Procedures

We follow what we believe are prudent and disciplined standards for credit underwriting. It is important to us that our lenders have the knowledge base to also understand the credit needs of clients in our market area so that they are able to offer flexible loan solutions in a responsive and timely manner. We pursue a diversified loan portfolio and regularly monitor our loans to note trends in concentrations and to make adjustments, when needed. Our lending policies do not provide for any loans that are highly speculative, subprime, or that have high loan-to-value ratios. These loan policies coupled with our experienced credit managers are the foundation of our credit culture which we believe is critical to developing the long term value of our organization.

When a loan is submitted to one of our loan officers, he or she considers the amount financed, term, collateral, pricing, and creditworthiness of the borrower. The review also evaluates the debt service capacity and the secondary sources of repayment. For loans that are secured by real estate, the market valuation of the property, the level of the borrower’s equity or proposed capital investment, projected income producing property revenue and overall property marketability are included. We also require in these instances, a first or second lien which secures the property and when we have accepted a second lien, we require that a Notice of Limitation of Future Advance letter be sent to the first or senior lien holder. The requirement of a title insurance policy insuring our interest in the real estate collateral must also be received and reviewed, and if the real estate property securing a loan is valued over $250,000 then we require an independent qualified appraiser to complete the appraisal.

In evaluating individual loan requests, we include the borrower’s current and future cash flow, income sources and stability, credit history with us and others, liquidity, contingent debts, collateral, and overall liability structure. New credit requests are critically reviewed. Depending upon the situation, borrowers are sometimes required to deposit funds to demonstrate the ability to repay loans secured by nonincome producing properties. No loans have bank-funded interest reserves.

As part of our monitoring efforts, we review acquisition, development and construction, and nonowner occupied commercial real estate loans. In addition, we conduct annual reviews on all commercial relationships in excess of $500,000. Activity and concentration reports are provided monthly and presented to the Board of Directors Loan Committee and the Board of Directors. We carefully underwrite construction loans, reviewing such areas as the selling market, contracts on the property, surrounding development trends, overall market trends, and most importantly, the ability of the borrower to service the debt for an extended time if necessary. These loans are secured with mortgages on the real estate and generally include other credit enhancements.

Our policy has been to originate commercial real estate mortgage loans predominantly in our primary market area. Commercial real estate mortgage loans are generally made in amounts up to 80% of the appraised value or cost, if applicable, of the property securing the loan. This type of loan entails additional risks compared to residential mortgage loans.

Credit Concentrations: Credit concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. Our loan policies establish concentration limits following regulatory guidance with respect to industry and loan product types; it is essential that the loan portfolio reflect diversification. We consistently review the composition of our loan portfolio especially noting credit concentrations. Increased risks can be associated with heavy concentrations; therefore, our Credit Officer monitors the portfolio and submits information to the Bank’s Loan Committee for evaluation. As of September 30, 2013, December 31, 2012, and December 31, 2011, loans collateralized with mortgages on real estate represented 79%, 77%, and 72%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

Loan Approval Process. We believe there is an appropriate balance between prudent, disciplined underwriting and flexibility in our decision-making and responsiveness to our clients. Therefore, based upon position, capability, and experience, our loan officers and senior management have different lending authorities which are reflected in our loan policies. Our policies require that all loans have a minimum of two officers’ signatures. When a credit exceeds an officer’s lending authority limits, then the loan is referred to the Bank’s Senior Loan Committee, Board of Directors Loan Committee, or full Board of Directors. Each lender is aware of his or her limits and the Chief Executive Officer and Senior Lender, together, have a maximum in-house limit of $1 million. Loans presented in excess of $1 million but not more than $3 million are subject to approval of the Bank’s Board of Directors Loan Committee. Loans in excess of $3 million are subject to review and approval of the full Board of Directors. Officer and Loan Committee limits are reviewed and approved periodically by the Board of Directors Loan Committee and Board of Directors of the Bank. We believe our credit approval process fosters thorough underwriting and an efficient decision making process; our processes also allow us to manage concentrations of credit to individual borrowers and industries.

The Bank uses the borrower’s credit history with us and other financial institutions for all loan decisions; we do not utilize a scoring model to approve loans.

Credit Risk Management. For a credit risk management process to be effective, we believe that a partnership must exist between our credit administration and our lenders. We have regularly scheduled loan meetings that are attended by all of our lenders, related loan operations staff, credit administration staff, and the Senior Lender. In addition, the Board of Directors Loan Committee meets at least monthly and more frequently as needed. During these meetings, asset quality and delinquencies are reviewed. It is our policy to provide notification of delinquency and collection actions on applicable past due loans. Our team proactively supports collection activities in order to maximize accountability and efficiency. Our policies and procedures require that we perform annual asset reviews of our larger commercial and commercial real estate loans. During this review process, we analyze recent financial statements of the property and/or borrower to determine the current level of occupancy, revenues and expenses and to investigate any deterioration in the value of the real estate collateral or in the borrower’s financial condition. As a result of this review, we update the risk rating assigned to each loan. Our lenders are encouraged to bring potential credit issues to the attention of credit administration staff who in turn will review the findings.

We require downgraded or classified loans to be reviewed in detail quarterly, and the results to be presented to the Board of Directors Loan Committee. Part of our review process includes an evaluation of market conditions, property trends, borrower and guarantor status, level of reserves required, and loan accrual status. We also have an annual independent, third-party review performed on our risk ratings and our credit administration functions. We have invested in a comprehensive software program to assist in managing our Enterprise Risk Management system which provides the Board and management with basic loan portfolio stress testing capabilities. The system captures loan specific debt service coverage ratio and LTV inputs and applies two stress scenarios to these inputs (“Mild” and “Severe”). Management can elect to apply the stress scenarios to the loan portfolio as a whole, or it may apply unique scenarios to loan groups. Based upon the mathematical results of the stress scenarios, the system will prompt a simulated migration of an individual loan risk rating according to minimum thresholds for the debt service coverage ratio and LTV ratios established by management. Management has the additional flexibility to incorporate Allowance for Loan and Lease Losses coverage assumptions to account for the additional credit risks resulting from the stress simulation.

Classification of Assets and Potential Problem Loans

Generally. Interest on our loans accrues and is credited to income based upon the principal balance outstanding. It is our policy to discontinue the accrual of interest income and classify a loan as nonaccrual when principal or interest is past due 90 days or more, unless management determines that a loan should be moved to nonaccrual status earlier because the loan is in the process of collection, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. Consumer installment loans are generally charged-off after 90 days of delinquency, unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is reversed from interest income.

Since opening for business, we have never had to acquire an OREO property. According to our Loan Policy, when real estate is acquired as a result of foreclosure or by deed in lieu of foreclosure, it should be classified as OREO. In the event the Bank acquires OREO, the properties would be initially recorded at the fair value less cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations would be periodically performed by management and the real estate is carried at the lower of the new cost basis or fair value less cost to sell. Revenue and expenses from operations would be included in the statements of earnings.

Classified Assets. Federal regulations and the Bank’s policies require the classification of loans and other assets such as debt and equity securities, considered to be of lesser quality, be categorized as “Substandard,” “Doubtful,” or “Loss” assets. An asset would be considered “Substandard” if it is inadequately protected by the current net worth and paying capacity of the borrower or by the collateral pledged, if any. “Substandard” assets include those characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Assets that would be classified as “Doubtful” have all of the weaknesses inherent in those classified as “Substandard,” with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of current existing facts, conditions, and values, highly questionable and improbable. Assets that would be classified as “Loss,” are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. In addition, the Bank’s policies require that assets that do not currently expose the Bank to sufficient risk to warrant classification as “Substandard,” but possess other weaknesses be designated as “Special Mention” by management.

Troubled Debt Restructurings. As of September 30, 2013, the Bank has only granted concessions on three loans, which were determined to be troubled debt restructurings. In the future, the Bank may periodically grant concessions to its clients in an attempt to protect as much of its investment as possible and minimize the risk of loss. These concessions may include restructuring the terms of a client’s loan, thereby adjusting the client’s payment requirements. The Bank defines a concession to a client as a modification of existing loan terms for economic or legal reasons that it would not otherwise consider. Concessions are typically granted through an agreement with the client or are imposed by a court of law. Concessions include modifying original loan terms to reduce or defer cash payments required as part of the loan agreement, including but not limited to:

•	A reduction of the stated interest rate for the remaining original life of the debt;

•	Reduction of the face amount or maturity amount of the debt as stated in the agreement;

•	Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk characteristics; or

•	Reduction of accrued interest receivable on the debt.

In determining whether the client is experiencing financial difficulties, the Bank considers numerous indicators, including but not limited to whether the client is currently in default on its existing loan, or is in an economic position where it is probable the client will be in default on its loan in the immediate future without a modification.

Deposit Activities

Deposits are the major source of the Bank’s funds for lending and other investment purposes. Deposits are gathered principally from within the Bank’s primary market area through the offering of a broad variety of deposit products, including checking accounts, money-market accounts, regular savings accounts, term certificate of deposit accounts (including “jumbo” certificates in denominations of $100,000 or more), and retirement savings plans. The Bank considers the majority of its regular savings, demand, NOW, and money-market deposit accounts to be core deposits. The majority of our deposits are generated within the Leon County, Florida area.

Maturity terms, service fees, and withdrawal penalties are established by the Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals, and federal regulations.

FDIC regulations limit the ability of certain insured depository institutions to accept, renew, or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institutions’ normal market area. Under these regulations, “well capitalized” depository institutions may accept, renew, or roll over deposits at such rates without restriction, “adequately capitalized” depository institutions may accept, renew or rollover deposits at such rates with a waiver from the FDIC (subject to certain restrictions on payments of rates), and “undercapitalized” depository institutions may not accept, renew, or roll over deposits at such rates. The regulations define “well capitalized,” “adequately capitalized” and “undercapitalized” as those terms are defined by the agencies implementing the prompt corrective action provisions of applicable law (see “Supervision and Regulation – Capital Adequacy Requirements”). As of September 30, 2013, the Bank met the definition of a “well capitalized” depository institution.

The Bank has not participated in the Certificate of Deposit Account Registry Service (“CDARS”), nor do we have any brokered deposits. We do offer certificates of deposit, including time deposits of $100,000 or more, public fund deposits and other large deposit accounts. These tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits; therefore, they may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect our liquidity. In a rising interest rate market, short-term deposits may prove to be a costly source of funds because their short-term nature requires renewal at increasingly higher interest rates, which may adversely affect the Bank’s earnings. However, the opposite is true in a falling interest rate market where such short-term deposits are more favorable to the Bank.

Investments

The Bank invests a portion of its assets in U.S. Government agency obligations, government-sponsored enterprises (“GSE”), mortgage-backed securities, municipal securities, and asset-backed securities. Our investments are managed in relation to loan demand and deposit growth. Available funds are placed in low risk investments and provide liquidity to fund increases in loan demand or to offset fluctuations in deposits.

With respect to our investment portfolio, the total portfolio may be invested in U.S. Treasuries, general obligations of government agencies, and bank-qualified municipal securities because such securities generally represent a minimal investment risk. Occasionally, the Bank may purchase certificates of deposit from national and state banks. The Bank also invests in mortgage-backed securities which generally have a shorter life than the stated maturity.

We monitor changes in financial markets. In addition to portfolio investments, we monitor our daily cash position to ensure that all available funds earn interest at the earliest possible date. A portion of the investment account is designated as secondary reserves and invested in liquid securities that can be readily converted to cash with minimum risk of market loss. These investments usually consist of U.S. Treasury obligations, U.S. Government agencies and federal funds. The remainder of the investment account may be placed in investment securities of a different type and longer maturity. Whenever possible, our strategy is to stagger the maturities of our securities to produce a steady cash-flow in the event the Bank needs cash, or economic conditions change to a more favorable rate environment.

Overnight Surplus Funds

Daily surplus funds are invested overnight with the Federal Reserve Bank of Atlanta (“FRB”) in its Excess Balance Account (“EBA”) program. The funds settle at the end of the business day through the Bank’s primary correspondent bank and are passed on to the FRB to be returned the next morning to the Bank’s account at the correspondent bank. The Bank maintains several correspondent banking relationships in order to facilitate client-driven activity such as wire transfers, vault services, disaster recovery cash services, disaster recovery items processing, and foreign letters of credit. The daily balances maintained in these ancillary correspondent bank accounts are typically minimal and not required to facilitate items settlement. Any excess funds in these accounts are invested on an unsecured basis as overnight fed funds sold.

Enterprise Risk Management

As evidenced by many of the challenges that the financial industry and some of our competitors have faced, we understand and place significant emphasis on risk management. We have invested resources in comprehensive software, which we are utilizing to monitor every component of the Bank. We believe that using a process that encompasses the entire Bank from a global view, down to the details of each procedure, will keep us properly focused. We recognize that enterprise risk management is an ongoing process.

We believe that our solid asset quality statistics support our emphasis on risk management. With respect to lending, our risk management philosophy focuses on structuring credits to provide for multiple sources of repayment; this philosophy, coupled with strong underwriting policies and processes administered by experienced lenders, assists us with managing and mitigating our lending risks. As loans are reviewed, any borrowers who display deteriorating financial conditions are moved to an increased level of monitoring and a plan for implementing corrective actions is developed to minimize losses. We also have an annual independent, third-party loan review performed. In addition, our risk management software has the capability to stress test our portfolio utilizing mild and severe environments.

Our program also focuses on other specific areas of risk management including asset liability management, regulatory compliance, vendor management, policy review tracking, audit functions, and internal controls. Our asset liability management process is extensive; we use independent models by reputable third parties to run our interest rate risk model. We may utilize hedging techniques whenever our models indicate short term (net interest income) or long term (economic value of equity) risk to interest rate movements.

Our enterprise risk management program assists with monitoring operational controls and compliance control functions. We have also engaged an experienced independent public accounting firm to assist us with testing controls for operations and compliance. In addition, another experienced independent firm has been engaged to review and assess our controls with respect to technology and to perform penetration testing to assist us in managing the risks associated with information security.

Correspondent Banking

Correspondent banking provides the opportunity for the Bank to have access to services, that we have determined are not economical or practical for it to perform for itself. We purchase correspondent services offered by larger banks, including check collections, purchase of federal funds, security safekeeping, investment services, coin and currency supplies. We also use correspondent banks for overline and liquidity loan participations and sales of loan participations.

Effect of Governmental Policies

The Bank’s earnings are affected by the policies of various banking regulatory authorities of the United States, especially the Federal Reserve and FDIC. The Federal Reserve, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for these purposes influence the overall level of investments, loans, other extensions of credit and deposits, and the interest rates paid on liabilities and received on assets.

As is the case generally with all banking institutions, the Bank’s operations are materially and significantly influenced by these general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the FDIC. Deposit flows and the cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for real estate financing and other types of loans, which in turn, is affected by the interest rates and other factors affecting local demand and availability of funds.

Interest and Usury

The Bank is subject to numerous state and federal statutes that affect the interest rates that may be charged on loans. These laws do not, under present market conditions, deter the Bank from continuing to originate loans.

Employees

As of September 30, 2013 and December 31, 2012, we had 34 Full Time Equivalent employees (including executive officers). The employees are not represented by a collective bargaining unit. We consider relations with our employees to be good.

Properties

Our main office is a free standing facility located at 1897 Capital Circle NE, Tallahassee, Florida, which we own and moved into in February 2012. The main floor houses the headquarters of the Bank and has two drive-up windows and an automated teller machine (“ATM”). The second floor houses the Executive Offices and headquarters of the Company. In addition, we continue to lease our original office, at 1471 Timberlane Road, Suite 124, Tallahassee, Florida, which has drive-up access and is equipped with an ATM.

Legal Proceedings

From time to time, we are a party to various matters incidental to the conduct of a banking business. Presently, we believe that we are not a party to any legal proceedings in which resolution would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows, or capital levels.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Below is a presentation of summary financial as of and for the years ended December 31, 2012 and 2011, derived from our audited financial statements, except for performance ratios, asset quality ratios and other data. Our audited financial statements as of and for the years ended December 31, 2012 and 2011, are included in this Prospectus. The summary financial data presented below as of and for the nine month periods ended September 30, 2013 and 2012, is derived from our unaudited financial statements, also included in this Prospectus. The following Summary Financial Data should be read in conjunction with the other financial disclosures and discussions contained elsewhere in this Prospectus. Our historical results are not necessarily indicative of results to be expected in future periods.

	Unaudited At or For the Nine Months Ending September 30,		At or For the Years Ending December 31,
	2013	2012	2012	2011
	(Dollars in thousands, except per share data.)
Balance Sheet Data:
Total assets	$190,359	$152,791	$169,658	$139,403
Total loans, net	115,782	88,637	93,400	76,678
Total deposits	167,722	130,105	146,729	115,573
Total shareholders’ equity	16,176	15,913	16,039	15,096
Income Statement Data:
Net interest income	4,563	3,623	4,932	4,008
Provision for loan and lease losses	403	408	473	143
Noninterest income	719	1,122	1,250	149
Noninterest expense	3,571	3,062	4,102	3,025
Income taxes	457	481	589	373
Net earnings	851	794	1,018	616
Per Common Share Outstanding Data:
Basic net earnings per common share	$0.57	$0.53	$0.68	$0.41
Diluted net earnings per common share	$0.56	$0.53	$0.68	$0.41
Book value per common share	$10.80	$10.64	$10.72	$10.09
Common shares outstanding	1,498,234	1,496,106	1,496,106	1,496,106
Average common shares outstanding:
Per basic	1,497,490	1,496,106	1,496,106	1,496,106
Per diluted	1,513,108	1,496,106	1,496,106	1,496,106
Performance Ratios:
Return on average assets	0.63%	0.74%	0.69%	0.52%
Return on average equity	7.02%	6.82%	6.51%	4.31%
Net interest margin	3.53%	3.55%	3.54%	3.51%
Asset Quality Ratios:
Allowance to loans	1.38%	1.48%	1.31%	1.16%
Allowance for loan losses to nonperforming loans	—	—	1,230.69%	—
Nonperforming loans to total loans	—	—	0.11%	—
Nonperforming assets to total assets	—	—	0.06%	—
Net charge-offs (recoveries) to average loans	0.02%	0.04%	0.16%	(0.03%)
Trouble debt restructurings to loans	0.21%	—	0.14%	—
Capital Ratios:
Total risk-based capital ratio (Bank)	14.18%	16.81%	15.97%	17.05%
Tier 1 risk-based capital ratio (Bank)	12.93%	15.56%	14.78%	16.04%
Tier 1 leverage capital ratio (Bank)	8.74%	10.31%	9.67%	10.61%
Total equity to total assets (Bank)	8.47%	10.40%	9.42%	10.77%
Other Data:
Number of full-time employees	34	33	34	29
Number of full-service branch offices	2	2	2	1

General

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through the Bank, the discussion and analysis relates to activities primarily conducted at the subsidiary level.

As a one bank holding company, we generate most of our revenue from interest on loans and investments. Our primary source of funding for our loans is deposits. Our largest expenses are interest on those deposits and salaries plus related employee benefits. We measure our performance through our net interest margin, return on average assets, and return on average common equity, while maintaining appropriate regulatory leverage and risk-based capital ratios.

Our financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, the Bank must use its best judgment to arrive at the carrying value of certain assets. The most critical accounting policy applied is related to the valuation of the loan portfolio. A variety of estimates impact the carrying value of the loan portfolio, including: the calculation of the ALLL; valuation of underlying collateral; the timing of loan charge-offs; and the amount and amortization of loan fees and deferred origination costs.

Application of Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and with prevailing practices within the banking industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.

We have identified the following accounting policies and estimates. However, they are based upon our judgments and assumptions, which are subjective and may be complex in how they apply to our accounting policies and estimates. In order to understand our financial condition and results of operations, it is critical to comprehend how these assumptions apply to our financial statements.

Allowance for Loan and Lease Losses. Our allowance for loan and lease losses (“ALLL”) is established through a provision for loan losses charged to earnings as specific loan losses are identified by management and as inherent loan losses are determined to exist. Loan losses are charged against the ALLL when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the ALLL.

Our ALLL is evaluated for adequacy by management on a monthly basis and is based upon management’s periodic review of the collectability of the loan portfolio in light of historical experience in the industry, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and industry standards. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Specific loan losses are identified and evaluated in accordance with ASC 310-10 – “Receivables.” A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment status include payment status and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not considered as impaired. We look at the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

When a loan is considered impaired, the amount of the impairment is measured on a loan-by-loan basis by comparing the recorded investment in the loan to any of the following measurements: the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan is higher than the calculated impairment basis, the difference is maintained as a specific loan loss allocation, or it is charged off if the amount is determined to be uncollectible. As the Bank grows, management may elect to collectively evaluate large groups of smaller balance homogeneous loans for impairment, instead of on a loan-by-loan basis.

Inherent loan losses are evaluated in accordance with ASC 450-20 – “Contingencies.” Management currently uses three years of historical loan loss data; however, because of limited loss experience we also take into account the following qualitative factors: (i) changes in lending policies and procedures, risk selection and underwriting standards; (ii) changes in national, regional and local economic conditions that affect the collectability of the loan portfolio; (iii) changes in the experience, ability, and depth of lending management and other relevant staff; (iv) changes in the volume and severity of past due loans, nonaccrual loans or loans classified “Special Mention,” “Substandard,” “Doubtful” or “Loss;” (v) quality of loan review and Board of Directors oversight; (vi) changes in the nature and volume of the loan portfolio and terms of loans; (vii) the existence and effect of any concentrations of credit and changes in the level of such concentrations; and (viii) the effect of other external factors, trends or uncertainties that could affect management’s estimate of probable losses, such as competition and industry conditions. As evidence of inherent loan loss increases, the appropriate qualitative risk factors may be increased to support any additional risk in the portfolio.

Recent Interest Rate Trends

Like many other financial institutions, our results of operations are dependent on net interest income, which is the difference between interest received on interest-earning assets, such as loans and securities, and interest paid on interest-bearing liabilities, namely deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control including inflation, economic conditions, unemployment, money supply, domestic and international events, and changes in the United States and other financial markets. Our net interest income may be reduced if (i) more interest-earning assets than interest-earning liabilities reprice or mature during a time when interest rates are declining, or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising. We measure the potential adverse impacts of changing interest rates by simulating the effects of, or shocking, average interest rates up or down 100 to 400 basis points and calculating the potential impacts on our net interest income, liquidity, and economic value of equity. We utilize the results of the simulations to determine whether to increase or decrease our fixed rate loan portfolio, to adjust our investment in assets, such as bonds, or to take other action in order to maintain or improve our net interest margin given the trending or expected interest rate changes.

As of September 30, 2013, 47.7% of our loan portfolio consisted of adjustable rate loans, meaning these loans will automatically adjust with changes in interest rates and pose little interest rate risk in a rising interest rate environment. Also as of September 30, 2013, 69.7% of the total loan portfolio was scheduled to mature in five years or less, which helps mitigate the risks of a fixed rate loan portfolio in a rising interest rate environment. Recently, interest rates have increased and if that trend continues borrowers may be less inclined to seek new loans. In addition, higher interest rates could adversely affect an adjustable rate borrower’s ability to continue servicing debt. On the other hand, loans totaling $9.7 million, or approximately 10.0% of our total loan portfolio, have interest rate floors which will help maximize our net interest margin in a decreasing rate environment.

Our ability to originate new loans may be further impeded by increased competition for high quality borrowers which leads to downward pricing pressure on loans, a general consumer and business bias towards reducing debt levels, and the lingering effects of the economic recession on the financial condition of both consumers and businesses, making the underwriting of new loans more challenging.

Results of Operations for the nine month periods ended September 30, 2013 and September 30, 2012

Net interest income constitutes the principal source of income for Prime Meridian and results from the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest-earning assets are federal funds sold, time deposits in banks, investment securities, and loans receivable. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts, savings deposits, money-market accounts, and Federal Home Loan Bank (“FHLB”) advances. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

The table below sets forth information regarding: (i) the total dollar amount of interest and dividend income of Prime Meridian from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest margin; and (vi) weighted average yields and rates. Yields and costs were derived by dividing annualized income or expense by the average balance of assets or liabilities. The yields and costs depicted in the table include the amortization of fees which are considered to constitute adjustments to yields (dollars in thousands).

	September 30,
	2013			2012
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Interest-earning assets:
Loans	$110,048	$4,453	5.40%	$81,570	$3,549	5.80%
Securities	43,491	605	1.85	36,881	651	2.35
Other(1)	18,750	39	0.28	17,729	35	0.26

Total interest-earning assets	172,289	5,097	3.94	136,180	4,235	4.15

Noninterest-earning assets	7,934			6,051

Total Assets	$180,223			$142,231

Interest-bearing liabilities:
Savings, NOW and MMKT	$102,898	400	0.52%	$77,157	423	0.73%
Time Deposits <$100,000	3,529	18	0.68	3,812	33	1.15
Time Deposits >$100,000	12,176	73	0.80	15,014	109	0.97

Deposits	118,603	491	0.55	95,983	566	0.79
Other borrowings	5,780	43	0.99	6,610	46	0.93

Total interest-bearing liabilities	$124,383	534	0.57%	$102,593	612	0.80%

Noninterest-bearing deposits	39,322			23,453
Noninterest-bearing liabilities	345			656
Stockholders’ equity	16,173			15,529

Total liabilities and Stockholders’ equity	$180,223			$142,231

Net earning assets	$47,906			$33,587

Net interest income		$4,563			$3,623

Interest rate spread			3.37%			3.35%
Net interest margin(2)			3.53%			3.55%
Ratio of average interest-earning assets to average interest bearing liabilities	1.39%			1.33%

(1)	Other interest-earning assets included federal funds sold and Federal Home Loan Bank stock.
(2)	Net interest margin is net interest income divided by total interest-earning assets.

Comparison of the nine month periods ended September 30, 2013, and 2012

General Operating Results. Net earnings for the nine-month period ended September 30, 2013 were $851,000 or $0.57 per basic and $0.56 per diluted common share compared to net earnings of $794,000, or $0.53 per basic and diluted common share for the comparable period in 2012. The $57,000 increase in net earnings resulted primarily from a 25.5% increase in loan interest income to $4.5 million and a $78,000 or 12.8% decrease in total interest expense to $534,000. This was partially offset by a $403,000 decrease in non-interest income, driven by the $881,000 gain on sale of securities in the nine-month period ending September 30, 2012. In addition, non-interest expense increased 16.6%, primarily due to a $419,000 increase in salaries and employee benefits and a $128,000 increase in other expenses

Interest Income. Interest income increased $862,000 to $5.1 million for the nine-month period ended September 30, 2013, compared to the nine-month period ended September 30, 2012. The increase was due to a 36.1 million increase in average interest-earning assets outstanding for the nine-months ended September 30, 2013, offset slightly by a decrease in the average yield earned on interest-earning assets from 4.16% for the nine-months ended September 30, 2012 to 3.94% for the nine-months ended September 30,2013.

Interest Expense. Interest expense decreased $78,000 for the nine-month period ended September 30, 2013, compared to the nine-month period ended September 30, 2012. The decrease was primarily due to a reduction in the cost of funds from 0.80% through September 30, 2012 to 0.60% for the same period in 2013. Average interest-bearing liabilities increased from $102.6 million outstanding during the nine-months ended September 30, 2012 to $124.4 million outstanding during the comparable period for 2013.

Provision for Loan Losses. The provision for loan losses is charged to operations to increase the total loan loss allowance to a level deemed appropriate by management. The provision is based upon the volume and type of lending conducted by the Bank, industry standards, general economic conditions, particularly as they relate to our market area, and other factors related to the collectability of our loan portfolio. The provisions for loan losses for the nine-month periods ended September 30, 2013 and 2012, were $403,000 and $408,000, respectively. Management believes that the ALLL, which was 1.6 million, or 1.38% of gross loans, at September 30, 2013, is adequate.

Noninterest Income. Noninterest income decreased $403,000 during the nine-month period ended September 30, 2013. The decrease was primarily due to an $881,000 gain on sale of securities that was recorded during the nine-month period ended September 30, 2012, compared to a $14,000 gain on sale of securities that was recorded during the first nine months of 2013. The decrease was partly offset by a $246,000 increase on gain from the sale of SBA loans.

Noninterest Expense. Noninterest expense increased by $509,000 from $3.1 million for the nine-month period ended September 30, 2012, to $3.6 million for the nine-month period ended September 30, 2013. The increase was primarily due to the Bank’s continued growth resulting in additional salaries and employee benefits.

Income Taxes. The income taxes were $457,000 for the nine-month period ended September 30, 2013. The income taxes were $481,000 for the nine-month period ended September 30, 2012.

Results of Operations for the years ended December 31, 2012 and December 31, 2011

The following table sets forth, information regarding: (i) the total dollar amount of interest and dividend income from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest margin; and (vi) weighted average yields and rates. Yields and costs were derived by dividing annualized income or expense by the average balance of assets or liabilities. The yields and costs include the amortization of fees which are considered to constitute adjustments to yields (dollars in thousands).

	December 31,
	2012			2011
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Interest-earning assets:
Loans	$83,739	$4,831	5.77%	$68,779	$3,994	5.81%
Securities	38,267	864	2.25	33,623	984	2.93
Other(1)	17,964	45	0.25	11,623	31	0.26

Total interest-earning assets	139,970	5,740	4.10	114,025	5,009	4.39

Noninterest-earning assets	6,626			4,210

Total Assets	$146,596			$118,235

Interest-bearing liabilities:
Savings, NOW and MMKT	$81,086	$570	0.70%	$62,727	$696	1.11%
Time Deposits <$100,000	3,700	41	1.10	3,084	50	1.62
Time Deposits >$100,000	14,546	136	0.94	17,129	199	1.16

Deposits	99,332	747	0.75	82,940	945	1.14
Other borrowings	6,397	61	0.95	7,365	56	0.76

Total interest-bearing liabilities	105,729	808	0.76	90,305	1,001	1.11

Noninterest-bearing deposits	24,954			13,523
Noninterest-bearing liabilities	266			102
Stockholders’ equity	15,647			14,305

Total liabilities and Stockholders’ equity	$146,596			$118,235

Net earning assets	$34,241			$23,720

Net Interest income		$4,932			$4,008

Interest rate spread			3.34%			3.28%
Net interest margin(2)			3.53%			3.51%
Ratio of average interest-earning assets to average interest bearing liabilities	1.32%			1.26%

(1)	Other interest-earning assets included Federal funds sold and federal Home Loan Bank stock.
(2)	Net interest margin is net interest income divided by total interest-earning assets.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in rate (change in rate multiplied by prior volume); (ii) changes in volume (changes in volume multiplied by prior rate); and (iii) changes in rate-volume (change in rate multiplied by change in volume).

	Rate	Volume	Rate/Volume	Total
	(In thousands)
Year Ended December 31, 2012 vs. 2011:
Interest-earning assets:
Loans	$(30)	$856	$11	$837
Securities	(127)	3	4	(120)
Other interest-earning assets	—	14	—	14

Total	$(157)	$873	$15	$731

Interest-bearing liabilities:
Savings, NOW and MMKT	(289)	162	1	(126)
Time deposits <$ 100,000	(16)	7	—	(9)
Time deposits >$ 100,000	(29)	(34)	—	(63)

Deposits	(334)	135	1	(198)
Other borrowings	(1)	6	—	5

Total	$(335)	$141	$1	$(193)

Net change in net interest income	$178	$732	$14	$924

Comparison of the years ended December 31, 2012 and 2011

General Operating Results. Net earnings for the year ended December 31, 2012, were $1.0 million, or $0.68 per basic and diluted share, compared to net earnings of $616,000, or $0.41 per basic and diluted share, for 2011. The $402,000 increase in net earnings resulted primarily from loan growth of $16.7 million, resulting in an increased in interest earned on the loan portfolio of $837,000. Additionally, the Bank realized a $881,000 gain on sales of securities. These increases were partially offset by an increase in noninterest expense of $1.1 million.

Interest Income. Interest income increased $731,000 to $5.7 million for the year ended December 31, 2012, compared to $5.0 million for the year ended December 31, 2011. The increase was due to the $15.0 million increase in average outstanding loans resulting in increased earnings on the loan portfolio of $837,000, which was partially offset by a $120,000 decrease in interest earned on securities.

Interest Expense. Interest expense decreased by nearly $200,000 from $1.0 million for the year ended December 31, 2011, to $808,000 for the year ended December 31, 2012. The decrease was primarily due to aggressively managing interest paid on deposits, which was reduced from 1.11% in 2011 to 0.76% in 2012. The total interest margin increased from 3.51% in 2011, to 3.54% in 2012, partially due to noninterest-bearing deposits increasing from 15.74% of total deposits in 2011 to 19.99% of total deposits in 2012.

Provision for Loan Losses. The provision for loan losses is charged to operations to increase the total loan loss allowance to a level deemed appropriate by management. The provision is based upon the volume and type of lending conducted by the Bank, industry standards, general economic conditions, particularly as they relate to our market area, and other factors related to the collectability of the loan portfolio. The provisions for loan losses for the years ended December 31, 2012 and 2011, were $473,000 and $143,000, respectively. Management believes that the ALLL, which was $1.2 million, or 1.31% of gross loans, at December 31, 2012, was adequate.

Noninterest Income. Noninterest income increased by $1.1 million during 2012 to $1.3 million, compared to $149,000 in 2011. The increase was primarily due to a $881,000 gain on sales of securities, a $36,000 increase in service charges and fees on deposit accounts, and a $177,000 increase in other income.

Noninterest Expense. Noninterest expenses increased by $1.1 million from $3.0 million for the year ended December 31, 2011, to $4.1 million for 2012. The increase was primarily due to increases of $558,000 in salaries and employee benefits, and an increase of $460,000 in occupancy and equipment expense, partially offset by a decrease of $100,000 in data processing costs.

Income Taxes. The income taxes were $589,000 for the year ended December 31, 2012, compared to $373,000 for 2011. The increase was primarily due to an increase in earnings.

Financial Condition

As of September 30, 2013, Prime Meridian has grown to $190.4 million in total assets, $167.7 million in deposits, and $115.8 million in portfolio net loans. This compares to $169.7 million in total assets, $146.7 million in deposits, and $93.4 million in portfolio net loans, as of December 31, 2012, and $139.4 million in total assets, $115.6 million in deposits, and $76.7 million in portfolio net loans as of December 31, 2011. We attribute our successful growth to a combination of factors including the manner in which we conduct our banking business, the continuing enhancement of our team, our marketing efforts, and the change in ownership of other local banks to out-of-market regional bank holding companies.

Loans

Our primary earning asset is our loan portfolio and our primary source of income is the interest earned on the loan portfolio. Our loan portfolio consists of commercial real estate loans, construction loans, and commercial loans, made to small-to-medium sized companies and their owners, as well as residential real estate loans, including first and second mortgages, and consumer loans.

We work diligently to attract new lending clients through direct solicitation by our loan officers, utilizing relationship networks from existing clients, competitive pricing, and innovative structure. Evidence of this effort is seen in the organic growth in our loans. As of September 30, 2013, the Bank’s net loans were $115.8 million, representing 61% of total assets, compared to net loans of $93.4 million, as of December 31, 2012, representing 56% of total assets. These loans were priced based upon the degree of risk, collateral, loan amount, and maturity. The Bank has no foreign loans or highly leveraged loan transactions.

The composition of our loan portfolio as of the dates indicated was as follows (dollars in thousands):

	As of September 30,		As of December 31,
	2013		2012		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Real estate mortgage loans:
Commercial real estate	$42,197	35.9%	$35,490	37.5%	$26,638	34.3%
Residential real estate and home equity	37,489	31.9	30,886	32.6	24,443	31.5
Construction	13,245	11.3	6,437	6.8	4,982	6.4

Total real estate mortgage	92,931	79.1	72,813	76.9	56,063	72.2
Commercial	22,894	19.5	19,794	20.9	20,204	26.0
Consumer and other	1,644	1.4	2,105	2.2	1,351	1.8

Total loans	117,469	100.0%	94,712	100.0%	77,618	100.0%

Deferred loan costs, net	(64)		(69)		(37)
Less: Allowance for loan and lease losses	(1,622)		(1,243)		(903)

Loans receivable, net	$115,783		$93,400		$76,678

Maturities of Loans. The following tables show the contractual maturities of the Bank’s loan portfolio at the dates indicated. Loans with scheduled maturities are reported in the maturity category in which the payment is due. Demand loans with no stated maturity and overdrafts are reported in the “due one year or less” category. Loans that have adjustable rates are shown as amortizing to final maturity rather than when the interest rates are next subject to change. The tables do not include prepayment or scheduled principal repayments (dollars in thousands).

Type of Loan	Due in 1 Year or Less	Due in 1 to 5 Years	Due after 5 Years	Total
At September 30, 2013
Real estate mortgage loans:
Commercial real estate	$2,942	$25,842	$13,413	$42,197
Residential real estate and home equity	4,384	15,608	17,497	37,489
Construction	5,964	5,005	2,276	13,245

Total real estate mortgage	13,290	46,455	33,186	92,931
Commercial	6,590	13,875	2,429	22,894
Consumer	492	1,152	—	1,644

Total	$20,372	$61,482	$35,615	$117,469

At December 31, 2012
Real estate mortgage loans:
Commercial real estate	$5,263	$22,523	$7,704	$35,490
Residential real estate and home equity	3,494	17,567	9,825	30,886
Construction	2,830	3,607	—	6,437

Total real estate mortgage	11,587	43,697	17,529	72,813
Commercial	7,446	9,869	2,479	19,794
Consumer	867	1,238	—	2,105

Total	$19,900	$54,804	$20,008	$94,712

Sensitivity. For loans due after one year or more, the following tables present the sensitivities to changes in interest rates at the dates indicated (dollars in thousands):

Type of Loans	Fixed Interest Rate	Floating Interest Rate	Total
At September 30, 2013
Real estate mortgage loans:
Commercial real estate	$23,994	$15,260	$39,255
Residential real estate and home equity	16,637	16,468	33,105
Construction	1,109	6,173	7,281

Total real estate mortgage	41,740	37,901	79,641

Commercial	7,297	9,007	16,304

Consumer	792	360	1,152

Total	$49,829	$47,268	$97,097

At December 31, 2012
Real estate mortgage loans:
Commercial real estate	$25,245	$4,982	$30,227
Residential real estate and home equity	21,510	5,882	27,392
Construction	3,401	206	3,607

Total real estate mortgage	50,156	11,070	61,226
Commercial	6,887	5,461	12,348
Consumer	728	510	1,238

Total	$57,771	$17,041	$74,812

Nonperforming Assets

Nonperforming assets consist of nonperforming loans and OREO. Nonperforming loans consist of loans that are on nonaccrual status and nonperforming loans restructured as trouble debt restructurings, which are loans on which we have granted a concession on the interest rate or original repayment terms due to financial difficulties of the borrower. OREO consists of real property acquired through foreclosure. We account for troubled debt restructurings in accordance with ASC 310, “Receivables.”

We generally place loans on nonaccrual status when they become 90 days or more past due, unless they are well secured and in the process of collection. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When a loan is placed on nonaccrual status, any interest previously accrued, but not collected, is reversed from income.

Accounting standards require the Bank to identify loans, where full repayment of principal and interest is doubtful, as impaired loans. These standards require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan’s effective interest rate, using one of the following methods: the observable market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. We have implemented these standards in our monthly review of the adequacy of the allowance for loan losses, and identify and value impaired loans in accordance with guidance on these standards. Three loans totaling $247,000 were deemed to be impaired under the Bank’s policy at September 30, 2013, while loans totaling $232,000 and $0 were deemed to be impaired under the Bank’s policy at December 31, 2012, and 2011, respectively.

At September 30, 2013, December 31, 2012, and December 31, 2011, we had no accruing loans that were contractually past due 90 days or more as to principal and interest, and we had only three troubled debt restructurings at September 30, 2013, for $247,000.

We seek to maintain a high quality of loans through sound underwriting and lending practices. As of September 30, 2013, December 31, 2012, and December 31, 2011, approximately 79.1%, 76.9%, and 72.2%, respectively, of the total loan portfolio was collateralized by commercial and residential real estate mortgages. The level of nonperforming loans and other OREO also is relevant to the credit quality of a loan portfolio. As of September 30, 2013, December 31, 2012, and December 31, 2011, there were $0, $101,000, and $0, respectively, in nonperforming loans.

The goal of the loan review process is to identify and address classified and nonperforming loans as early as possible. The following table sets forth certain information on nonaccrual loans and foreclosed assets, the ratio of such loans and foreclosed assets to total assets as of the dates indicated, and certain other related information (dollars in thousands).

	At September 30,	At December 31,
	2013	2012	2011
Total nonperforming loans	$—	$101	$—
OREO	—	—	—

Total nonperforming loans and foreclosed assets	—	101	—

Total nonperforming loans as a percentage of total loans	—	0.11%	—
Total nonperforming assets as a percentage of total assets	—	0.06%	—
Total accruing loans over 90 days delinquent as a percentage of total assets	—	—	—
Loans restructured as troubled debt restructurings	$247	$131	$—

Trouble debt restructurings to loans	0.0.21%	0.14%	—

Allowance for Loan and Lease Losses

As of September 30, 2013, our ALLL was allocated mostly to inherent loan losses using historical loss experience and qualitative risk factors. We also had allocations for some specific loan losses at that time. Our ALLL was allocated as follows, as of the indicated dates (dollars in thousands).

	As of
	September 30,		As of December 31,
	2013		2012		2011
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial real estate	$570	35.9%	$352	37.5%	$311	34.3%
Residential real estate and home equity	530	31.9	226	32.6	285	31.5
Construction	179	11.3	237	6.8	66	6.4
Commercial	325	19.5	405	20.9	225	26.0
Consumer	18	1.4	23	2.2	16	1.8

Total	$1,622	100.0%	$1,243	100.0%	$903	100.0%

The following table sets forth certain information with respect to activity in our ALLL during the periods indicated (dollars in thousands).

	Nine Months Ended At September 30, 2013	Year Ended December 31,
		2012	2011
ALLL at beginning of period	$1,243	$903	$742
Charge-offs:
Commercial real estate	$—	$—	$—
Commercial	—	—	—
Construction	(47)	(165)	—
Residential and home equity	—	—	—
Consumer	—	(1)	(1)

Total charge-offs	$(47)	$(166)	$(1)

Recoveries:
Commercial real estate	$—	$—	$—
Commercial	23	33	19
Residential	—	—	—
Consumer	—	—	—

Total recoveries	$23	$33	$19

Provision for loan losses charged to operations	$403	$473	$143

ALLL at end of period	$1,622	$1,243	$903

Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	0.02%	0.16%	(0.03%)

ALLL as a percentage of total loans at end of period	1.38%	1.31%	1.16%

ALLL as a percentage of nonperforming loans	—	1,230.69%	—

Since the inception of the Bank, we have charged off $515,000. Included in that amount are $47,000, which was charged off in the first half of 2013, and $165,000 which was charged off in the quarter ending December 31, 2012, on a loan that was originally in the amount of $475,000 and was secured by real estate. Loan payments and proceeds from the sale of the real estate by the borrower resulted in $298,000 in principal reductions. At September 30, 2013 and December 31, 2012, the recorded investment in this loan was zero and $101,000. The loan was considered impaired at December 31, 2012.

We believe that our ALLL at September 30, 2013, appropriately reflects the risk inherent in the portfolio. The methodologies used in the calculation are in compliance with regulatory policy and GAAP.

Securities

Our securities portfolio is used to make various term investments, maintain a source of liquidity, and serve as collateral for certain types of deposits and borrowings. We manage our investment portfolio according to a written investment policy approved by our Board of Directors in order to accomplish these goals.

At the dates indicated below, the investment portfolio has been classified as Available-for-Sale with no securities classified as Held-to-Maturity. The following table sets forth the carrying amount of the investment portfolio as of the dates indicated (dollars in thousands):

	At September 30, 2013	At December 31,
		2012	2011
Available for Sale:
U.S. Government agency securities	$6,982	$7,702	$1,012
Municipal securities	8,926	5,558	8,824

Mortgage backed securities	24,528	28,646	30,085
Asset backed securities	1,934	1,899	—

Total securities available for sale	$42,370	$43,805	$39,921

Federal Home Loan Bank stock	$204	$209	$272
Federal funds sold	$235	$148	$207
Interest-earning deposits	$21,922	$23,430	$17,230

The carrying amount and weighted average yields for investments at the dates indicated are shown below (dollars in thousands):

	U.S. Government Agency Securities	Municipals	Mortgage Backed	Asset Backed	Total	Weighted- Average Yields *
As of September 30, 2013
Due within 1 year	$—	$1,011	$—	$—	$1,011	1.02%
Due in 1 to 5 years	—	1,130	—	—	1,130	1.28
Due in 5 to 10 years	4,534	2,247	—	—	6,781	1.77
Due after 10 years	2,448	4,538	—	—	6,986	2.41
No defined maturity	—	—	24,528	1,934	26,462	1.87

Total	$6,982	$8,926	$24,528	$1,934	$42,370	1.91%

As of December 31, 2012
Due within 1 year	$—	$—	$—	$—	$—	—%
Due in 1 to 5 years	—	—	—	—	—	—
Due in 5 to 10 years	4,806	1,346	—	—	6,152	1.93
Due after 10 years	2,896	4,212	—	—	7,108	2.33
No defined maturity	—	—	28,646	1,899	30,545	2.00

Total	$7,702	$5,558	$28,646	$1,899	$43,805	2.04%

*	All securities are listed at actual yield and not on a tax equivalent basis.

Cash Surrender Value of Bank-Owned Life Insurance

At December 31, 2012 and at September 20, 2013, we maintained investments of $1.5 million in Bank-Owned Life Insurance policies due to attractive risk-adjusted return in and for protection against the loss of key executives. At December 31, 2011, the Bank held a “key man” life insurance policy on its Chief Executive Officer in the amount of $1,000,000, but had no Bank-Owned Life Insurance policies as of that date.

Deposits

The major source of the Bank’s funds for lending and other investment purposes are deposits. Total deposits were $167.7 million at September 30, 2013, compared to $146.7 million at December 31, 2012, and $115.6 million at December 31, 2011. We attribute this growth to the continued efforts of our team, our knowledge of our primary market and clients, and our marketing efforts.

The following table sets forth the distribution by type of our deposit accounts as follows at the dates indicated (dollars in thousands):

	At September 30,		At December 31,
	2013		2012		2011
Deposit Types	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits
Noninterest-bearing deposits	$48,083	28.7%	$29,328	20.0%	$18,187	15.7%
Money-market accounts	90,546	54.0	88,078	60.0	69,755	60.4
NOW	12,249	7.3	11,511	7.9	5,098	4.4
Savings	1,970	1.2	1,296	0.9	597	0.5

Subtotal	152,848	91.2	130,213	88.8	93,637	81.0

Time deposits:
0.00-0.50%	7,616	4.5	6,834	4.7	1,121	1.0
0.51-1.00%	4,954	2.9	4,455	3.0	11,610	10.0
1.01-1.50%	504	0.3	3,419	2.3	5,795	5.0
1.51-2.00%	1,356	0.8	1,372	0.9	2,879	2.5
2.01-2.50%	444	0.3	436	0.3	531	0.5

Total time deposits	14,874	8.9	16,516	11.2	21,936	19.0

Total deposits	$167,722	100.0%	$146,729	100.0%	$115,573	100.0%

We have $22.8 million in noninterest-bearing checking accounts with two clients. One of the clients is a political action committee (“PAC”) that is expected to withdraw $20 million in deposited funds over a six month period during the third and fourth quarters of 2014. The loss of either or both of these clients should not have a material adverse effect on the Bank. Management believes that substantially all of our depositors are residents in our primary market area.

The following table presents the maturities of our time deposits of $100,000 or more as of September 30, 2013, (dollars in thousands):

Due in three months or less	$2,048
Due from three months to six months	1,982
Due from six months to one year	5,333
Due over one year	1,875

Total	$11,238

Borrowings

Deposits are the primary source of funds for our lending and investment activities and general business purposes; however, as an alternate source of liquidity, we may obtain advances from the FHLB of Atlanta, sell investment securities subject to our obligation to repurchase them, purchase federal funds, and engage in overnight borrowing from the Federal Reserve, correspondent banks, or client repurchase agreements. The level of short-term borrowings can fluctuate on a daily basis depending on funding needs and the source of funds to satisfy the needs.

The Bank has an agreement with the FHLB, and pledges its qualified loans as collateral, which would allow the Bank, as of September 30, 2013, to borrow up to $23.2 million. There were no advances outstanding at September 30, 2013.

We have entered into a repurchase agreement with a client that requires the Company to pledge securities as collateral for borrowing under the agreement. At September 30, 2013, December 31, 2012, and December 31, 2011, the outstanding balance of such borrowings totaled $5.8 million, $5.8 million, and $6.1 million, respectively. For the same time periods, the Company pledged securities with a carrying value of $6.1 million, $5.9 million, and $6.2 million, respectively, as collateral for the agreement.

The following summarizes our borrowings for the respective time periods (dollars in thousands):

	At September 30, 2013	At December 31,
		2012	2011
Balance outstanding at period-end	$5,804	$5,760	$6,127
Average balance outstanding during the period	$5,745	$6,397	$7,365
Average interest rate paid	1.00%	0.95%	0.77%
Maximum amount outstanding at any month-end during period	$5,804	$7,148	$9,111

Liquidity

As a commercial bank, we are expected to maintain an adequate liquidity reserve. Liquidity refers to our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management. The liquidity reserve may consist of cash on hand, cash on demand deposit with correspondent banks, other investments, and short-term marketable securities such as federal funds sold, United States securities, or securities guaranteed by the United States. Some of our securities are pledged to collateralize certain deposits through our participation in the State of Florida’s Qualified Public Deposit Program (“QPD”). We believe that the sources of available liquidity are adequate to meet all reasonably immediate short-term and intermediate-term demands. The market value of securities pledged to the QPD Program as of September 30, 2013, was $2.5 million.

As discussed above, at September 30, 2013, total deposits were approximately $167.7 million, of which $11.2 million were in certificates of deposits of $100,000 or more. Also, as a member of FHLB, we have access to approximately $ 23.2 million of available lines of credit secured by qualifying collateral as of September 30, 2013, in addition to $9.1 million in lines of credit we maintain with correspondent banks. As of September 30, 2013, we had no outstanding lines of credit.

Asset Liability Management

A principal objective of the Bank’s asset liability management strategy is to manage its exposure to changes in interest rates within Board approved Policy Limits by matching the maturity and re-pricing characteristics of interest-earning assets and interest-bearing liabilities. This strategy is overseen through the direction of the Bank’s Asset and Liability Committee (“ALCO”), which establishes policies and monitors results to control interest rate sensitivity.

We model our current interest rate exposure in various rate scenarios, review our model assumptions, and then stress test those assumptions. Based on the results, we then formulate strategies regarding asset generation, funding sources and their pricing parameters, as well as evaluate off-balance sheet commitments in order to maintain interest rate risk within Board approved target limits. We utilize industry recognized Asset Liability models driven by third-party providers. ALCO uses both internally and externally generated reports to analyze the Bank’s interest rate sensitivity. From these reports, the ALCO can estimate both the effect on Net Interest Income and the effect on Economic Value of Equity (“EVE”) in various interest rate scenarios.

As a part of the Bank’s Interest Rate Risk Management Policy, our ALCO examines the extent to which the Bank’s assets and liabilities are “interest rate sensitive” and monitors its interest rate sensitivity. An asset or liability is considered to be interest rate sensitive, for income purposes, if its projected income/expense amount will change if interest rates change. Likewise, it is considered interest rate sensitive for EVE if its economic value will change if interest rates change.

In an asset sensitive portfolio, the Bank’s income will increase in a rising rate environment as assets will re-price faster than liabilities. Conversely, if the Bank is liability sensitive and the liabilities re-price faster than the assets, income will fall in a rising rate environment. In a rising rate environment, if the Bank is asset sensitive, the EVE will increase. If the Bank is liability sensitive, the EVE will fall in a rising rate environment.

In modeling the Bank’s interest rate exposure, the Bank makes a number of important assumptions about the behavior of assets and liabilities. The critical assumptions fall into three main categories, Nonmaturity Assumptions, Prepayment Assumptions, and Options.

Nonmaturity Assumptions

Nonmaturity Deposit Betas – The Beta of a nonmaturity deposit is a measure of the re-pricing behavior of the deposit. Based on the Bank’s own historical experience, the Bank determines how much the price of a deposit will change as a percentage of the change in the market rates. For example, a 50% Beta means that the deposit price will change by 50% of the market rate change.

Nonmaturity Decay – We determine how “sticky” deposits are by assigning a “maturity” to the deposits, e.g. 120 months. These assumptions are also based on our own experience by looking at both the age of the current deposit base and the historic monthly account closings experience. The lower the Beta (more fixed rate nature) and the higher the Decay (longer duration), the less sensitive a bank becomes.

Prepayment Assumptions

We also determine how likely each asset or liability is to prepay or be withdrawn prior to its contracted maturity date. As refinancing rates become increasingly attractive, clients are able to prepay loans and refinance at lower rates and prepayment speeds increase. Prepayments would slow as rates rise; however, time deposits would display the opposite behavior, in an increasing rate environment, if clients are able to withdraw their CDs without a penalty we would expect clients to reinvest in a higher rate. In a decreasing rate environment, clients generally hold their time deposits to maturity.

Prepayment speed changes are not linear, they will continue to increase as rates fall but will plateau as rates rise. Asset prices will not change linearly with market rate changes. The higher the prepayment speed of assets or withdrawal speed of term liabilities, the more liability sensitive the Bank becomes. The Bank monitors its prepayments and withdrawals and updates the assumptions used in the risk models on a monthly basis.

In addition, certain balance sheet instruments such as interest-rate floors or caps on loans, be they periodic or lifetime, and other optionality on investments, limit or increase income and create value changes of the instrument as interest rates change.

Options

We monitor our exposure to option-type effects and manage our option risk. Currently, the most significant assumptions which affect the Bank’s interest rate sensitivity are the Nonmaturity Deposit assumptions, followed by the Prepayment Assumptions. The amount of option risk, aside from prepayment risk, is minimal.

We monitor our exposure on a monthly basis under thirteen different rate scenarios, including rates rising or declining by 4% and the current yield curve flattening or steepening. We compare these results to the Board-established limits to determine if a limit has been compromised. If a limit is exceeded, we have policies and strategies in place to reduce the exposure back to acceptable levels. In addition, we also stress test all of our assumptions under these rate scenarios to determine at what point the Board approved target limits would be compromised, even if they are not currently compromised using the historically determined assumptions. If the limits are in danger of being compromised with relatively small assumption changes we would adjust our strategy to reduce exposure to provide an assumptions “error buffer.” All these assumptions, reports, stress tests, and strategies are reviewed by ALCO at least quarterly and all limit exceptions are reported to the Board.

Currently, we have not entered into any interest rate swaps or similar off-balance sheet hedging instruments in connection with our asset liability management. Further discussion on off-balance sheet arrangements can be found in Note 9 of the Notes to Consolidated Financial Statements.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused lines of credit, and standby letters of credit is represented by the contractual amount of those instruments.

Our strategy is to maintain an interest rate risk position within the tolerance limits set by the Board of Directors to protect our net interest margin even under extreme market fluctuations. Principal among our asset liability management strategies has been the emphasis on managing our interest rate sensitive liabilities in a manner designed to attempt to reduce our exposure during periods of fluctuating interest rates. We believe that the type and amount of our interest rate sensitive liabilities should reduce the potential impact that a rise in interest rates might have on our net interest income.

We look to maintain a core deposit base by providing quality services to our clients, without significantly increasing our cost of funds or operating expenses. We anticipate that these accounts will continue to comprise a significant portion of the Bank’s total deposit base. We also maintain a portfolio of liquid assets in order to reduce overall exposure to changes in market interest rates. Likewise, we maintain a “floor” or minimum rate, on certain of our floating or published based rate loans. These floors allow us to continue to earn a higher rate when the floating rate falls below the established floor rate. All interest rate caps and floors are clearly and closely related to the loan agreement; therefore, they are not bifurcated and valued separately.

The following table sets forth certain information relating to the Bank’s interest-earning assets and interest-bearing liabilities at September 30, 2013, which are estimated to mature or are scheduled to re-price within the period shown (dollars in thousands):

	Under 3 Months	3 to 12 Months	1 to 5 Years	Over Five Years	Total
Interest-earning deposits	$21,916	$0	$0	$0	$21,916
Federal funds sold	235	0	0	0	235
Interest bearing time deposits in banks	0	6	0	0	6
Loans(1)	36,326	15,899	60,750	4,494	117,469
Securities(2)(3)	4,288	5,611	18,800	14,184	42,883

Total rate-sensitive assets (earning assets)	$62,765	$21,516	$79,550	$18,678	$182,509

Money-market(4)	$90,546	$0	$0	$0	$90,546
Savings and NOW deposits(4)	14,219	0	0	0	14,219
Time deposits(4)	3,512	9,080	2,282	0	14,874
Other borrowings	5,804	0	0	0	5,804

Total rate-sensitive liabilities	$114,081	$9,080	$2,282	$—	$125,443

Gap (re-pricing differences)	$(51,316)	$12,436	$77,268	$18,678	$57,066

Cumulative Gap	$(51,316)	$(38,880)	$38,388	$57,066

Cumulative Gap/total assets	(26.96%)	(20.43%)	20.17%	29.99%

Cumulative Gap/total earnings assets	(28.12%)	(21.30%)	21.03%	31.27%

Total assets	$190,310

Total earning assets	$182,509

(1)	In preparing the table above, adjustable-rate loans were included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans were scheduled according to their contractual maturities.
(2)	Securities include securities available for sale and Federal Home Loan Bank stock.
(3)	Securities were scheduled at amortized cost based on their remaining maturity or repricing frequency. Fixed-rate mortgage-backed securities are scheduled ratably over nine years.
(4)	Excludes noninterest-bearing deposit accounts. Money-market, NOW, and savings deposits are scheduled based on FDICIA studies on nonmaturity deposits. All other time deposits were scheduled through the maturity dates.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various transactions that are not included in our consolidated balance sheets in accordance with GAAP. These transactions include commitments to extend credit in the ordinary course of business to approved clients, construction loans in process, unused lines of credit, and standby letters of credit. These instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Generally, loan commitments have been granted on a temporary basis for working capital or commercial real estate financing requirements or may be reflective of loans in various stages of funding. These commitments are recorded on our financial statements as they are funded. Commitments typically have fixed expiration dates or other termination clauses and may require payment of a fee. Loan commitments include unused commitments for open end lines secured by one-to-four family residential properties and commercial properties, commitments to fund loans secured by commercial real estate, construction loans, business lines of credit and other unused commitments.

Standby letters of credit are written conditional commitments issued by us to guarantee the client will fulfill his or her contractual financial obligations to a third party. In the event the client does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the client.

We minimize our exposure to loss under loan commitments and standby letters of credit by subjecting them to credit approval and monitoring procedures. The effect on our revenues, expenses, cash flows, and liquidity of the unused portions of these commitments cannot be reasonably predicted because there is no guarantee that the lines of credit will be used.

The following is a summary of the total contractual amount of commitments outstanding as of the respective dates:

	At September 30,	At December 31,
	2013	2012	2011
Commitments to extend credit	$6,533	$10,556	$3,634
Construction loans in process	2,154	4,110	452
Unused lines of credit	26,307	20,006	17,511
Standby financial letters of credit	1,480	1,432	442

Total of off-balance sheet instruments	$36,474	$36,104	$22,039

Impact of Inflation and Changing Prices

The financial statements and related financial data concerning Prime Meridian presented in this Prospectus have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

MANAGEMENT

The Boards of Directors of PMHC and the Bank are each composed of the same fourteen members. The members of both Boards of Directors are elected each year for one year terms. Our shareholders elect the PMHC Board of Directors, while PMHC (as the sole shareholder), elects the Board of Directors of the Bank. Executive officers of the Company and of the Bank are elected by the respective Board of Directors and hold office until their successors are elected.

The following table lists the names and ages of all directors and executive officers of the Company and indicates all positions and offices with the Company and the Bank held by each person. Also included in the table is the year in which each person commenced service with Prime Meridian, and a brief description of the current occupation of each director or executive officer. There are no arrangements or understandings between such persons and any other person pursuant to which any person was elected as a director or executive officer.

Name	Age	Position with the Company	Position with the Bank	Year Joined Prime Meridian	Principal Occupation
William D. Crona	64	Director	Director	2010	Financial Consultant, Investor, and CPA
Sammie D. Dixon, Jr.	44	CEO, President, Director	CEO, President, Director	2010	Chief Executive Officer and President
Steven L. Evans	65	Director	Director	2010	Retired IBM Executive
R. Randy Guemple	62	Director	Director	2010	Retired Banker and Certified Public Accountant
Kathleen C. Jones	60	CFO, EVP Director	CFO, EVP Director	2010	Executive Vice President, Chief Financial Officer
Chris L. Jensen, Jr.	57	EVP, Director	SLO, EVP, Director	2010	Executive Vice President, Senior Lender
Robert H. Kirby	46	Director	Director	2010	Businessman, Partner in Rehab Technologies
Frank L. Langston	55	Director	Director	2010	Principal of TALCOR Commercial Real Estate Services, Inc.
Todd A. Patterson, D.O.	62	Director	Director	2010	Osteopathic Physician
L. Collins Proctor, Sr.	43	Director	Director	2010	Chief Operating Officer of kWControl Holdings, LLC
Garrison A. Rolle, M.D.	51	Director	Director	2010	Orthopedic Surgeon
Steven D. Smith	59	Director	Director	2010	Businessman, Krispy Kreme Doughnut franchisee
Marjorie R. Turnbull	72	Director	Director	2010	Consultant
Susan Payne Turner	46	N/A	SVP, Chief Risk Officer	2013	Senior Vice President, Chief Risk Officer
Richard A. Weidner	69	Chairman	Chairman	2010	CPA, Partner with Carr, Riggs & Ingram, LLC

The following sets forth a brief description of each director and executive officer’s principal occupation and business experience, and certain other information.

EXECUTIVE OFFICERS

Sammie D. Dixon, Jr., is PMHC’s and the Bank’s Chief Executive Officer and President, as well as a member of both Boards of Directors. Prior to joining the Bank, from June 2005 to December 2006, he was the Senior Vice President and Commercial Sales Manager for Regions Bank in Tallahassee, Florida. From August 2003 to June 2005, he served as Chief Executive Officer and President for Bank of Thomas County, Georgia. From April 1999 to 2003, Mr. Dixon held various positions with Bank of Florida – Southwest in Naples, Florida. Mr. Dixon began his banking career with NationsBank in 1997. Mr. Dixon is active in the community as a member of the Rotary Club of Tallahassee, a Board member of Big Bend Hospice Foundation, a member of the Tallahassee Memorial Hospital Foundation Board of Trustees, a Board member of the Economic Development Council of Tallahassee/Leon County, and attends Saint Peter’s Anglican Church. Mr. Dixon’s banking experience and intimate knowledge of the Bank qualifies him to serve on our Board of Directors.

Kathleen C. Jones, is PMHC’s and the Bank’s Chief Financial Officer and Executive Vice President and a member of both of their Boards of Directors. Prior to joining the Bank, she spent 36 years with SunTrust Bank and its predecessor institutions. Mrs. Jones retired from SunTrust Bank in 2007, at the position of the North Florida Regional Senior Vice President and Senior Banking Operations Manager. She is a 1978 graduate of Florida State University where she received a Bachelor of Science in Finance. She also is a 1988 graduate of the Graduate School of Banking of the South in Baton Rouge, Louisiana. Mrs. Jones is a member of Thomasville Road Baptist Church. Mrs. Jones’ banking experience and intimate knowledge of the Company’s financial operations qualify her to serve on our Board of Directors.

Chris L. Jensen, Jr., is the Bank’s Executive Vice President and Senior Lender, an Executive Vice President of the Company, as well as a director of PMHC and the Bank. Prior to joining the Bank, from February 2005 to 2007, he served as Tallahassee Market President for Regions Bank. Before that, Mr. Jensen held various management positions with SouthTrust Bank from 1997 to 2005, culminating with the position of Tallahassee’s Market President. He also served as Senior Lender for First Bank of Tallahassee in its de novo stage in 1990. Mr. Jensen has over 30 years of lending experience in Tallahassee and the surrounding markets. He is active in the community and currently serves on the Boards of several local groups including the Young Actors Theatre, the Suwannee River Area Council for the Boy Scouts of America and the Rotary Club of Tallahassee. Mr. Jensen’s banking experience and intimate knowledge of the Bank’s lending activities and market qualifies him to serve on our Board of Directors.

Susan Payne Turner, is Senior Vice President and Chief Risk Officer for the Bank. She was formerly a Regional Retail Leader for Centennial Bank, where her responsibilities included management of retail for ten branches located in Leon, Wakulla, Calhoun and Liberty Counties. Prior to this position, Mrs. Turner was Chief Financial Officer for a community bank with responsibilities in: financials, budgeting, staff management and development; AML/BSA compliance; deposit compliance; facility expansion; GLBA-Technology; and audit/exam initiatives. Mrs. Turner began her banking career while working part-time in high school and has worked in many areas of banking including operations, marketing, compliance, financials and human resources. She is a graduate of Florida State University and received her Master’s in Business Administration from Troy University in 2005. Mrs. Turner also graduated from the Graduate School of Banking at LSU. Currently, she is the Chair for Tallahassee Community College Foundation and Chair for the Wakulla County Senior Citizens’ Council, and also serves on the Wakulla County Chamber of Commerce Board. Mrs. Turner is Treasurer for the Coastal Optimist Club.

DIRECTORS

William D. Crona, is a certified public accountant. In 2005, he retired from a 23 year career with the accounting firm of Law, Redd, Crona and Munroe, CPAs, in Tallahassee, Florida, where he served as a partner. He currently is a private financial consultant and investor in the Tallahassee area. Mr. Crona serves on the boards of the Apalachee Land Conservancy, Manchebo Beach Resort Hotel, Calloway Corporation, TEC Incorporated, SAVA, the City of Tallahassee Citizen Advisory Board, Terra, and Verdicorp, Inc. Mr. Crona’s financial and accounting experience, as well as his familiarity with our market area, qualifies him to serve on our Board of Directors.

Steven L. Evans, retired from a 30 year career with IBM in 2003. Mr. Evans is a graduate of the University of Michigan and played baseball in the St. Louis Cardinal organization for six years prior to joining IBM. In 1986, he and his family moved to Tallahassee, Florida, to assume responsibility for IBM’s Florida Public Sector Industry and to serve as IBM’s Senior State Executive. In 1994, Mr. Evans became an IBM Vice President with responsibility across North America. Mr. Evans currently serves on the Boards of Florida Taxwatch Research Institute, Tallahassee Memorial Hospital, Tallahassee Chamber of Commerce, MGT of America, FSU-Jim Moran Institute for Global Entrepreneurialism, FSU Marine Research Lab Advisor, FSU University Center Club, and Municipal Code Corporation. Mr. Evans’ business experience and significant involvement in our community qualify him to serve on our Board of Directors.

R. Randy Guemple, is a retired bank Executive Vice President, Chief Operating Officer, and Chief Financial Officer of First Bank of Florida in West Palm Beach, Florida. Mr. Guemple is currently Chairman of the Board of Trustees for the Tallahassee Memorial Healthcare Foundation, Inc. and Emeritus Director of Elder Care Services, Inc. He is also the current Executive Director of the Leon County Educational Facilities Authority and an active member of the Tallahassee Kiwanis Club. He is a former baseball player at Florida State University. Mr. Guemple’s banking and finance experience qualify him to serve on our Board of Directors. Based upon Mr. Guemple’s experience, the Board of Directors believes he would be qualified to be designated as the Audit Committee Financial Expert.

Robert H. Kirby, was elected to the Boards of PMHC and the Bank in May 2010. He is a partner in Rehab Technologies, LLC, a medical equipment sales and leasing business, Southern Fidelity Mortgage Group of Huntsville, LLC, a mortgage brokerage company, and Huxford Land Company, LLC, a land and timber company. Mr. Kirby received a Bachelor’s degree from the University of the South, Sewanee, Tennessee and a Masters of Business Administration from the University of Alabama, Tuscaloosa, Alabama. He serves on the Boards of a number of private companies and nonprofit organizations, including Maclay School and Tall Timbers Research, Inc. Mr. Kirby’s business experience and knowledge of our market area qualifies him to serve on our Board of Directors.

Frank L. Langston, has been a principal with the real estate services company TALCOR Commercial Real Estate Services, Inc., located in Tallahassee since 1990. After attending Auburn University, Mr. Langston entered the management training program of First Florida Banks in Tampa. While assigned to the Marketing Department, Mr. Langston gained valuable first hand real estate experience in locating bank branch locations around the state. In addition, he participated in strategic planning, new product development, and market analysis. From 1981 to 1984, Mr. Langston served as Marketing Director with the responsibility of business development for the Tallahassee Office. In May 1989, he entered the commercial real estate business specializing in retail and office sales and leasing, and bank-owned real estate. Mr. Langston is a Certified Commercial Investment Member, a Florida licensed broker-salesman, and an Alabama licensed broker. He is also a member of the National Association of Realtors, the Florida Association of Realtors, and the Tallahassee Association of Realtors. He currently serves on the Advisory Board of the Masters of Real Estate Development Program at Auburn University. His business experience and knowledge of the real estate market in the Bank’s market area qualifies him to serve on our Board of Directors.

Todd A. Patterson, D.O., is a retired osteopathic physician and the former Director of the Neonatal Intensive Care Unit for Tallahassee Memorial Hospital. He is also one of the founders of the Tallahassee Ronald

McDonald House. Dr. Patterson received his Bachelor’s degree from Hobart & William Smith College, in Geneva, New York, and his Doctorate of Osteopathy from the College of Osteopathic Medicine & Surgery, in Des Moines, Iowa. He serves on the Boards of the Tallahassee Memorial Hospital Foundation and Big Bend Hospice. Dr. Patterson’s business experience and knowledge of our market area qualifies him to serve on our Board of Directors.

L. Collins Proctor, Sr., is a partner and Chief Operating Officer of kW Control –Holdings, LLC, a regional energy management company servicing government, education, corporate, and nonprofit clients. Mr. Proctor is also a co-founder of Red Brick Partners, LLC, a Tallahassee-based real estate and private equity investment firm started in 2006. Prior to 2006, Mr. Proctor owned and managed a regional real estate acquisition and construction advisory firm with which he was associated for ten years. Mr. Proctor received his Bachelors of Arts from Vanderbilt University in 1991, and his Masters in Business Administration from Emory University in 1997, between which times he served five years with NationsBank in its leveraged leasing group. Mr. Proctor also serves on the Board of the Tallahassee Downtown Improvement Authority (DIA). Mr. Proctor’s business and banking experience and knowledge of our market area qualifies him to serve on our Board of Directors.

Garrison A. Rolle, M.D., is an orthopedic surgeon who joined the Tallahassee Orthopedic Group in 1997. He previously served on AmSouth Bank’s Advisory Board of Directors in Tallahassee, and was formerly a director of Regions Bank in Tallahassee. In the early 1980’s, Dr. Rolle played football for the University of Florida, while pursuing his Bachelors of Science degree. In 1990, he received his Doctorate in Medicine from the University of Florida. Dr. Rolle’s business and banking experience and knowledge of our market area qualifies him to serve on our Board of Directors.

Steven D. Smith, is the owner and operator of a number of Krispy Kreme Doughnut franchises throughout the Florida Panhandle area, including Tallahassee, Florida. He currently serves as Chairman of the Board for Pursuit Channel, an outdoor network delivered to approximately 38 million U.S. households. He was also a director of Chipola Community Bank in Marianna, Florida, from 2004 until it was placed into receivership in 2013, after numerous attempts to raise capital and find merger partners. Mr. Smith is also the owner of a number of other local businesses and is a 1974 graduate of Livingston University in Livingston, Alabama. His business and banking experience and knowledge of our market area qualifies him to serve on our Board of Directors.

Marjorie R. Turnbull, currently is a consultant for nonprofit organizations. Previously, she served as the Vice President for Institutional Advancement and Executive Director of the Tallahassee Community College Foundation from 1995 until her retirement in 2006. From 1994 to 2000, Mrs. Turnbull represented Leon County, District 9, in the Florida House of Representatives. Prior to her service in the Florida House of Representatives, she was a member of the Leon County Commission from 1988 to 1994, Deputy Assistant Secretary for Health Planning for the State of Florida, and a member of the staff of the Florida House of Representatives. Mrs. Turnbull is a member of the Board of Directors for the Florida College System Foundation, the Board of Trustees of Florida A&M University, as well as the Institutional Review Board of Tallahassee Memorial Hospital. She has also served in the past as President of the Council of Neighborhood Associations, the Tallahassee Symphony Orchestra, and the Children’s Home Society. Mrs. Turnbull’s extensive knowledge of our community and government activities qualifies her to serve on our Board of Directors.

Richard A. Weidner, serves as the Chairman of the Boards of PMHC and the Bank. He is a certified public accountant and a partner and member of the Executive Committee of Carr, Riggs & Ingram, LLC, an accounting firm with more than 100 partners and 750 employees. In 2002, this firm acquired Williams, Cox, Weidner & Cox, PA, which Mr. Weidner helped establish in 1972. From approximately 1998 to 2001, Mr. Weidner served as an Advisory Board member for SunTrust Bank. Mr. Weidner currently serves on the Audit Committee of the Tallahassee Community College Foundation Board and on the Children’s Home Society Foundation Advisory Board. He is a past Treasurer of the Tallahassee Chamber of Commerce, past President of the Tallahassee YMCA, and past Treasurer of the Maclay School Board of Directors. He has also served on the Leon County Library Advisory Board and was a United Way Campaign Captain. Mr. Weidner’s business and accounting experience and knowledge of our market area qualifies him to serve on our Board of Directors.

EXECUTIVE COMPENSATION

General

PMHC does not compensate any of its executive officers and has no other employees. The Bank’s executive compensation program is designed to attract and retain qualified management, meet short-term financial goals, and enhance long-term shareholder value. Currently, we strive to pay each Bank executive officer the base salary that would be paid on the open market for a similarly qualified officer of that position. The Bank’s Compensation Committee determines the level of base salary and any incentive bonus for the executive officers based upon competitive norms derived from surveys published by independent banking institutes and private companies specializing in the analysis of financial institutions. Such surveys provide information regarding compensation of financial institution officers and employees based on the size and geographic location of the financial institution and serve as a benchmark for determining executive salaries. Actual salary changes and discretionary bonus awards are based upon the Compensation Committee’s evaluation of the Bank’s performance, the officer’s responsibilities, and individual performance standards of each executive officer.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for our fiscal years ended December 31, 2012, 2011, and 2010.

Name and Principal Position	Year	Salary		Bonus		Stock Awards		Option Awards		All Other Compensation*		Total
Sammie D. Dixon, Jr. CEO and President	2012 2011 2010	$ $ $	225,000 200,000 178,333	$ $ $	— — —	$ $ $	— — —	$ $ $	— — —	$ $ $	6,600 6,600 6,600	$ $ $	231,600 206,600 184,933
Kathleen C. Jones CFO and EVP	2012 2011 2010	$ $ $	155,000 145,000 131,000	$ $ $	— — —	$ $ $	— — —	$ $ $	— — —	$ $ $	— — —	$ $ $	155,000 145,000 131,000
Chris L. Jensen, Jr. SLO and EVP	2012 2011 2010	$ $ $	120,833 100,000 132,917	$ $ $	— — —	$ $ $	— — —	$ $ $	— — —	$ $ $	6,600 6,600 6,600	$ $ $	127,433 106,600 139,517

*	Includes car allowances.

Outstanding Equity Awards

The 2007 Stock Option Plan (“Plan”) was approved by the shareholders of the Bank at a Special Meeting of the Shareholders held on December 27, 2007, prior to the share exchange pursuant to which PMHC acquired the Bank. Upon PMHC’s acquisition of the Bank, PMHC assumed the Plan. The Board of Directors believes that stock-based incentives are important factors in attracting, retaining, and rewarding employees and directors of the Bank and directors of the Company and closely aligning their interests with those of shareholders. The following is a summary of the material terms of the Plan. This summary is qualified in its entirety by the complete terms of the Plan.

The Plan provides for grants of options to purchase Common Stock. Options to purchase Common Stock may be either incentive stock options (“ISOs”), which are intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or nonqualified options, which are not intended to satisfy the requirements of Section 422 of the Code (“NQOs”).

There are 152,905 shares of Common Stock reserved for issuance under the Plan. Any shares subject to an option, that remain unissued after the cancellation, expiration, or exchange of an option will again become available for use under the Plan.

The Plan is administered by PMHC’s Board of Directors, which has the sole authority to grant options under the Plan. Our Board is authorized to interpret the Plan, to determine the employees and directors to receive grants, the number of shares to be granted, the terms of option grants, the provisions of the respective options (which need not be identical) and to take such other action in the administration and operation of the Plan as our Board deems equitable under the circumstances. Our Board of Directors has also reserved to itself the right to amend or terminate the Plan. However, no amendment may be implemented without approval of the shareholders to the extent such approval is required under applicable law, Code Section 422, Rule 16b-3, or any applicable stock exchange rule. Furthermore, in no case can options be re-priced either by cancellation and re-grant or by lowering the exercise price of a previously granted award.

The following table provides information regarding stock options held by each of our named executive officers as of December 31, 2012. All of the stock options shown in the table below were granted under the Plan and have a per share exercise price equal to or greater than the fair market value of our Common Stock on the grant date. No stock options were exercised by the named executive officers during 2012.

Name and Principal Position	Date of Grant	# of Securities Underlying Unexercised Option (#) Exercisable	# of Securities Underlying Unexercised Option (#) Unexercisable	Option Exercise Price	Option Expiration Date
Sammie D. Dixon, Jr. CEO and President	1/1/09 1/1/09 1/1/09 1/1/09 1/1/09	4,000 4,000 4,000 4,000 —	4,000	$10.00 10.00 10.00 10.00 10.00	1/1/15 1/1/16 1/1/17 1/1/18 1/1/19
Kathleen C. Jones CFO and EVP	1/1/09 1/1/09 1/1/09 1/1/09 1/1/09	2,500 2,500 2,500 2,500 —	2,500	$10.00 10.00 10.00 10.00 10.00	1/1/15 1/1/16 1/1/17 1/1/18 1/1/19
Chris L. Jensen, Jr. SLO and EVP	1/1/09 1/1/09 1/1/09 1/1/09 1/1/09	2,500 2,500 2,500 2,500 —	2,500	$10.00 10.00 10.00 10.00 10.00	1/1/15 1/1/16 1/1/17 1/1/18 1/1/19

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves or has served as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors, or on our Compensation Committee.

DIRECTOR COMPENSATION

PMHC does not pay directors fees. The Bank pays cash fees to its outside directors of $350 per Board meeting attended and $50 per Board committee meeting attended. In 2012, the Bank paid a total of $47,650 in fees to its directors.

In 2012, PMHC’s Board of Directors and shareholders adopted the Directors’ Compensation Plan (“Directors’ Plan”). The Directors’ Plan permits the Company’s and the Bank’s directors to elect to receive any compensation to be paid to them in shares of the Company Common Stock. Pursuant to the Directors’ Plan, each director is permitted to make an annual election to receive shares of stock instead of cash. To encourage directors to elect to receive stock, the Directors’ Plan provides that if a director elects to receive shares of Common Stock, he or she will receive 110% of the amount of fees set by the Board or the Compensation Committee. The value of Common Stock to be awarded pursuant to the Directors’ Plan will be the closing price of a share of Common Stock if the stock is traded on any market or exchange, or a price set by the Board or its Compensation Committee, acting in good faith. The maximum number of shares to be issued pursuant to the Directors’ Plan is limited to 74,805 shares, which is approximately 5% of the total shares outstanding as of the Record Date. Directors became eligible to participate in the Directors’ Plan on January 1, 2013.

The following table sets forth compensation paid, earned, or awarded during 2012 to each of our directors other than executive officers Mr. Dixon, Mrs. Jones and Mr. Jensen, whose compensation is described in the “Summary Compensation Table” above.

Name	Total Fees Earned or Paid in Cash
William D. Crona	$5,050
Steven L. Evans	$5,400
R. Randy Guemple	$6,050
Robert H. Kirby	$4,850
Frank L. Langston	$5,150
Todd A. Patterson, D.O.	$5,150
L. Collins Proctor, Sr.	$4,850
Garrison A. Rolle, M.D.	$4,400
Steven D. Smith	$4,700
Marjorie R. Turnbull	$4,400
Richard A. Weidner	$4,450

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

Principal Shareholders

As of September 30, 2013, PMHC knows of no beneficial owner of more than five percent of its Common Stock, the only class of voting securities. We are not aware of any arrangements or any pledge of securities of the Company through which a change in control of the Company may result at some subsequent date. The following table sets forth the number of shares and percentages of Common Stock that the directors and executive officers beneficially owned as of September 30, 2013.

Name	Number of Shares(1)	Right to Acquire(2)	Beneficial Ownership Percentage(3)
William D. Crona	40,000	7,000	3.12%
Sammie D. Dixon, Jr.	33,643	20,000	3.53
Steven L. Evans	21,870	7,000	1.92
R. Randy Guemple	20,000	7,000	1.79
Chris L. Jensen, Jr.	31,300	12,500	2.90
Kathleen C. Jones	16,500	12,500	1.92
Robert H. Kirby	36,042	7,000	2.86
Frank L. Langston	25,500	7,000	2.16
Todd A. Patterson, D.O.	36,261	7,000	2.87
L. Collins Proctor, Sr.	20,000	7,000	1.79
Garrison A. Rolle, M.D.	25,445	7,000	2.16
Steven D. Smith	30,492	7,000	2.49
Marjorie R. Turnbull	15,000	7,000	1.46
Richard A. Weidner	60,461	7,000	4.48

Total (14 people)	412,514	122,000	32.99%

(1)	Includes shares for which the named person:

•	has sole voting and investment power;
•	has shared voting and investment power with a spouse, or
•	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2)	Shares covered by stock options.
(3)	Based on 1,498,234 shares issued and outstanding and only the listed individual exercising his or her stock options.

Certain Transactions

Both PMHC and the Bank encourage our directors, executive officers, and their immediate family members to establish client relationships with the Bank. Loans made to directors, executive officers, and their immediate families, as well as, any principal shareholders, require approval of a majority of the disinterested directors approving the loan. All transactions between the Company or the Bank and their directors, executive officers, the immediate family members of directors and executive officers, employees, and any principal shareholders, were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with nonaffiliated persons. In these transactions, management’s opinion did not involve above average risk of collectability or present any other unfavorable features.

As of September 30, 2013 and December 31, 2012, respectively, loans to directors, executive officers, and their immediate family members represented $4.0 million and $3.5 million, or approximately 3.40% and 3.70% of the Bank’s total loan portfolio. All of these loans are current and performing according to their terms.

We currently lease our Timberlane Road office space from MS Timberlane, Inc. a company for which Director Crona also serves as a director. The payments we made under that lease for the nine month period ended September 30, 2013 and for the year ended December 31, 2012 and 2011 were $92,000, $125,000 and $123,000, respectively. In addition, we have contracted with Carr, Riggs & Ingram, LLC to perform loan reviews of the Bank’s loan portfolio. As described above, our Chairman, Mr. Weidner, is a partner and member of the Executive Committee of Carr, Riggs & Ingram, LLC.

DIVIDENDS

We have not paid any dividends on our Common Stock since inception, and we do not intend to pay dividends in the immediate future. Instead, we anticipate that all of our future earnings will be used for working capital, to support our operations, and to finance the growth and development of our business. In addition, because the Bank is our only material asset, our ability to pay dividends to our shareholders primarily depends on our receipt of dividends from the Bank, which is also subject to restrictions on dividends as a result of banking laws, regulations and policies.

The payment of any dividends by the Company will be at the discretion of our Board of Directors as it deems prudent and consistent with safe and sound banking practices. Dividends declarations will depend on, among other things, the earnings, financial condition, risk levels, cash flow from operations, capital requirements, strategic and expansion plans, income tax laws then in effect, State of Florida corporation law and bank regulatory requirements, and restrictions that may be imposed by current and future financing arrangements for both the Company and the Bank.

MARKET FOR OUR COMMON EQUITY

AND RELATED SHAREHOLDER MATTERS

Market Information

Our Common Stock is not quoted in any over-the-counter market or on any stock exchange, nor is our Common Stock otherwise actively traded. Thus, there is no established trading market for our Common Stock.

As of September 30, 2013, we had approximately 317 shareholders of record of our Common Stock.

Equity Compensation Plan Information

The following table sets forth information relating to PMHC’s equity compensation plans as of September 30, 2013.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Options, Warrants, and Rights	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders
2007 Stock Option Plan	134,000	$10.01	18,905
2012 Directors’ Compensation Plan	—	—	—
Equity Compensation Plans Not Approved by Security Holders	N/A	N/A	N/A

Total	134,000	$10.01	18,905

PLAN OF DISTRIBUTION AND THE OFFERING

General

PMHC is offering, through certain of our directors and officers, shares of our $0.01 par value Common Stock at an Offering price of $12.50 per share, but based upon the success of those efforts, reserves the right to engage a Sale Agent to assist in offering these shares. We will not accept subscriptions for which an investor would require regulatory approval until and unless that investor obtains such approvals. The maximum number of shares we will sell is 1,200,000, for aggregate Offering proceeds of $15,000,000. In addition, we reserve the right to reject, in whole or in part, any or all subscriptions we receive in the Offering.

The shares are being offered only to investors in those states where we have registered this Offering or an exemption from securities registration is available. To properly subscribe for shares in the Offering, the appropriate sections of the Stock Order Form must be completed.

Expiration Dates of the Offering

This Offering will expire on February 28, 2014, unless extended in the discretion of the Board of Directors until no later than June 30, 2014. We also reserve the right to terminate the Offering at any time.

Distribution

Shares are being offered only by certain of our directors and officers, none of whom will receive any commissions or other remuneration in connection with these activities. They may, however, be reimbursed for reasonable expenses incurred as a result of such activities. We are offering the shares on a best efforts basis, and we are not required to issue any minimum number of shares in the Offering. In reliance on Rule 3a4-1 of the Securities Exchange Act, we believe that our directors and officers who are engaged in the sale of the shares will not be deemed to be brokers and/or dealers. At our discretion, however, we may elect to engage a Sale Agent to sell our securities on a best-efforts basis and such Sale Agent would receive a commission for such sales, which based upon current market conditions is 5% to 7%.

Subscriptions will be accepted subject to availability, and in the Board’s discretion. However, subscriptions will only be accepted if accompanied by a properly completed Stock Order Form and full payment of the subscription price for the shares to be purchased.

No Conditions to Closing

There are no conditions or minimum amount required to close this Offering. We will accept subscriptions and issue shares regardless of the amount of subscriptions we receive.

Procedures for Subscribing for Shares

Persons who wish to participate in this Offering must deliver to us a properly completed and executed Stock Order Form, together with payment of the aggregate subscription price for the shares being purchased. Payment must be by check or money order made payable to “Prime Meridian Holding Company.” Payment should be made sufficiently in advance of the expiration of any Offering period to ensure that payment is received by such date.

The Stock Order Form and payment of the subscription price should be delivered to:

Prime Meridian Holding Company

Sammie D. Dixon, Jr., Chief Executive Officer

1897 Capital Circle NE, Second Floor

Tallahassee, Florida 32308

Offering Price

The Board of Directors established the Offering price for the shares after consultation with FIG Partners, LLC and by considering several factors, including our financial and operational condition, the liquidity character of the stock, the price paid for the most recent sales of our Common Stock, and the current economic environment and related market conditions for stock in bank holding companies of comparable size and scope as PMHC. The Offering price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, profits, financial condition, or any other established criteria for value. You should not consider the Offering price as an indication of our present or future value.

Purchase Limitations

The Board of Directors of PMHC reserves the right to reject any subscriptions, in whole or in part, which means we have discretion to limit your purchase. The minimum subscription size we will accept is for 500 shares, or $6,250. The maximum subscription size we will accept is for 80,000 shares or $1,000,000. Shares also will not be issued to any person who, in our opinion, would be required to obtain prior clearance or approval from any state or federal regulatory authority to own or control such securities, unless such person has obtained such approval.

Furthermore, no person will be allowed to purchase shares which when aggregated with current holdings, would result in the person owning more than 9.9% of the outstanding shares at the conclusion of the Offering, without prior approval of PMHC’s regulators. This prohibition applies to persons acting individually or together with associates of, or persons acting in concert with such person. Under federal regulations, a rebuttable presumption of concerted action will occur, or an individual will be considered to be a related party, under the following situations:

•	a person will be presumed to be acting in concert with the members of the person’s immediate family (which includes a person’s spouse, father, mother, step-parent, children, step-children, brothers, step-brothers, sisters, step-sisters, and grandchildren; the father, mother, brothers, and sisters of the person’s spouse; and the spouses of the foregoing);

•	a company and any controlling shareholder, partner, trustee, or management official of that company, if both the company and the person own voting securities of the company;

•	companies under common control;

•	persons that are parties to any agreement, contract, understanding, relationship, or other arrangement, whether written or otherwise, regarding the acquisition, voting, or transfer of control of voting securities of a bank or bank holding company, other than through a revocable proxy as described in Section 225.42(a)(5) of the Federal Reserve Regulations 12 CFR 225.42(a)(5);

•	persons that have made, or propose to make, a joint filing under Sections 13 or 14 of the Securities Exchange Act of 1934 (15 U.S.C. Sections 78m or 78n), and the rules promulgated thereunder by the Securities and Exchange Commission; or

•	a person and any trust for which the person serves as trustee.

Closings

We expect to conduct multiple closings of this Offering at the discretion of the Board and issue shares promptly after each closing. If the Offering terminates for any reason without the release of any subscription proceeds to us, all subscription proceeds will promptly be returned to subscribers, without accrued interest or deduction for expenses.

DESCRIPTION OF SECURITIES

Common Stock

PMHC has 9,000,000 shares of authorized Common Stock, par value $0.01, per share. As of September 30, 2013, there were 1,498,234 shares of the Common Stock issued and outstanding. Each share of Common Stock has the same relative rights and is identical in all respects with every other share of Common Stock. The holders of Common Stock are entitled to elect the members of the Board of Directors and are entitled to vote as a class on all matters required or permitted to be submitted to the shareholders. Holders of Common Stock do not have cumulative voting rights, which means that each holder may cast only one vote for each share owned on any particular matter or director.

The holders of Common Stock are entitled to dividends and other distributions if, as, and when, declared by our Board of Directors out of assets legally available for that purpose. Upon the liquidation, dissolution or winding up of the Company, the holder of each share of Common Stock is entitled to share ratably, based on the number of shares held, in the Company’s assets remaining after payment of all of our debts and liabilities. All shares of Common Stock outstanding are fully paid and nonassessable. Holders of our Common Stock do not have preemptive or other rights to subscribe for or purchase any additional shares of Common Stock which we may issue in the future. If additional shares of our Common Stock are issued, such new shares would have the same voting and other rights and privileges as the currently issued and outstanding shares of Common Stock, including the right to cast one vote per share on all matters and to participate in dividends when and to the extent declared and paid. There are no redemptive or sinking fund provisions applicable to the Common Stock.

Preferred Stock

PMHC has 1,000,000 shares of authorized, but undesignated Preferred Stock. To issue Preferred Stock will require the approval of the shareholders of PMHC. Preferred Stock may have certain preferences over the Common Stock regarding voting, dividend, and liquidation rights.

If shares of Preferred Stock or securities that are convertible into, exchangeable for, or exercisable for shares of Common Stock are authorized and issued, our existing shareholders could, depending upon the price realized, experience dilution of earnings per share and voting power. If shares of our Preferred Stock are issued, such new shares would have the rights, preferences and limitations as determined by the Board of Directors, and as approved by our shareholders.

INDEMNIFICATION

Under Florida law, a corporation may indemnify its directors and officers against liability if the director or officer acted in good faith and with a reasonable belief that his actions were in the best interests of the corporation, or at least not adverse to the corporation’s best interests, and, in a criminal proceeding, if the individual had no reasonable cause to believe that the conduct in question was unlawful. Under Florida law, a corporation may not indemnify an officer or director against liability in connection with a claim by, or in the right of, the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit. However, a corporation may indemnify against the reasonable expenses associated with such proceeding. A corporation may not indemnify against breaches of the duty of loyalty. Florida law provides for mandatory indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened, regardless of whether such claim was by or in the right of the corporation, unless limited by the corporation’s Articles of Incorporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless otherwise stated in the Articles of Incorporation, officers of a corporation are also entitled to the benefit of the above statutory provisions.

Consistent with Florida law, both the PMHC’s and the Bank’s Bylaws provide for the indemnification of our directors or officers to the fullest extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

SUPERVISION AND REGULATION

General

As a one-bank holding company, we are subject to an extensive body of state and federal banking laws and regulations which impose specific requirements and restrictions on virtually all aspects of our operations. We are affected by government monetary policy and by regulatory measures affecting the banking industry in general.

The following is a brief summary of some of the statutes, rules, and regulations that affect Prime Meridian’s operations. This summary is qualified in its entirety by reference to the particular statutory and regulatory provision referred to below, and is not intended to be an exhaustive description of the statutes or regulations applicable to our business. Any change in applicable laws or regulations may have a material adverse effect on our business.

Prime Meridian Holding Company

PMHC is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (“BHCA”). As such, we are required to file semi-annual and annual reports and other information with the Federal Reserve regarding our business operations and those of our subsidiary. We are also subject to the supervision of, and to periodic inspections by, the Federal Reserve.

The BHCA generally requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	acquiring all or substantially all of the assets of a bank;

•	acquiring direct or indirect ownership or control of 5% or more of the voting shares of any bank or bank holding company; or

•	merging or consolidating with another bank holding company.

Depending on the particular circumstances, the BHCA and the Change in Bank Control Act, together with regulations promulgated by the Federal Reserve, require that either the Federal Reserve’s approval must be obtained or notice must be furnished to the Federal Reserve and not disapproved prior to any person or company, excluding a bank holding company, acquiring control of a bank holding company, subject to certain exemptions. Control is conclusively presumed to exist when an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Additionally, the BHCA provides that the Federal Reserve may not approve any of these transactions if it would result in a monopoly, substantially lessen competition, or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below. As a result of the USA PATRIOT Act, the Federal Reserve is also required to consider the record of a bank holding company and its subsidiary bank(s) in combating money laundering activities in its evaluation of bank holding company merger or acquisition transactions.

Except as authorized by the BHCA and Federal Reserve regulations or order, a bank holding company is generally prohibited from acquiring direct or indirect control of 5% or more of the voting shares of any company engaged in any business other than the business of banking or managing and controlling banks. The primary exception allows a bank holding company to own shares in any company whose activities have been determined by the Federal Reserve to be so closely related to banking or to managing or controlling banks that ownership of shares of that company is appropriate. Activities the Federal Reserve has determined by regulation to be so closely related to the business of banking as to be permissible for bank holding companies, include:

•	making or servicing loans and certain types of leases;

•	engaging in certain insurance activities;

•	performing certain data processing services;

•	acting in certain circumstances as a fiduciary or investment or financial advisor;

•	providing management consulting services;

•	owning savings associations; and

•	making investments in corporations or projects designed primarily to promote community welfare.

In accordance with Federal Reserve Policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve’s policy, we may be required to provide financial support to the Bank at a time when, absent such Federal Reserve Policy, it might not be deemed advisable to provide such assistance. Under the BHCA, the Federal Reserve may also require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve’s determination that the activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition. The Dodd-Frank Act codified the Federal Reserve’s policy on serving as a source of financial strength. Such support may be required at times when, absent this Federal Reserve policy, a holding company may not be inclined to provide it. A bank holding company, in certain circumstances, could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

The Federal Reserve’s authority was expanded through FIRREA to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices, or which constitute violations of laws or regulations. FIRREA increased the amount of civil money penalties which the Federal Reserve can assess for activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.0 million for each day the activity continues. FIRREA also expanded the scope of the individuals and entities against which such penalties may be assessed.

Prime Meridian Bank

As a state-chartered commercial bank, the Bank is subject to the supervision and regulation of the OFR and the FDIC. Our deposits are insured by the FDIC for a maximum of $250,000 per account ownership category. For this protection, we must pay a semi-annual statutory assessment and comply with the rules and regulations of the FDIC. The assessment levied on a bank for deposit insurance varies, depending on the capital position of each bank, and other supervisory factors. Currently, we are subject to the statutory assessment.

The Federal Deposit Insurance Act provides that, in the event of the “liquidation or other resolution” of a bank, the claims of depositors of the bank, including the claims of the FDIC as subrogee of insured depositors and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against a bank. If a bank fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors and shareholders.

Areas regulated and monitored by the bank regulatory authorities include:

•	security devices and procedures;

•	adequacy of capitalization and loss reserves;

•	loans;

•	investments;

•	borrowings;

•	deposits;

•	mergers;

•	issuances of securities;

•	payment of dividends;

•	establishment of branches;

•	corporate reorganizations;

•	transactions with affiliates;

•	maintenance of books and records; and

•	adequacy of staff training to carry out safe lending and deposit gathering practices.

Restrictions on Transactions with Affiliates and Loans to Insiders

Sections 23A and 23B of the Federal Reserve Act restrict transactions by banks with their affiliates. An affiliate of a bank is any company or entity which controls, is controlled by, or is under common control with the bank. Generally, Sections 23A and 23B (i) limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of that bank’s capital stock and surplus (i.e., tangible capital); and (ii) require that all such transactions be on terms substantially the same, or at least as favorable to the bank or subsidiary, as those provided to a nonaffiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee, and other similar types of transactions.

The Dodd-Frank Act expanded the scope of Section 23A, and going forward, will include investment funds managed by an institution as an affiliate as well as other hurdles. In addition, the Dodd-Frank Act expanded coverage of transactions with insiders by including credit exposure arising from derivative transactions (which transactions are also covered by the expansion of Section 23A). The Bank has not engaged in derivative transactions. The Dodd-Frank Act prohibits an insured depository institution from purchasing or selling an asset to an executive officer, director, or principal shareholder (or any related interest of such a person) unless the transaction is on market terms. If the transaction exceeds 10% of the institution’s capital, it must be approved in advance by a majority of the disinterested directors.

A bank’s authority to extend credit to executive officers, directors and shareholders with greater than 10% ownership, as well as entities controlled by such persons, is subject to Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated thereunder by the Federal Reserve. Among other things, these loans must be made on terms substantially the same as those offered to unaffiliated individuals. The amount of loans a bank may make to these persons is based, in part, on the bank’s capital position certain approval procedures must be followed in making loans which exceed specified amounts.

Anti-tying Restrictions

Bank holding companies and affiliates are prohibited from tying the provision of services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Capital Adequacy Requirements

Banks are subject to regulatory capital requirements imposed by the Federal Reserve and the FDIC. Until a bank holding company’s assets reach $500 million, the risk-based capital and leverage guidelines issued by the Federal Reserve are applied to bank holding companies on a nonconsolidated basis, unless the bank holding company is engaged in nonbank activities involving significant leverage or has a significant amount of outstanding debt held by the general public. Instead, a bank holding company with less than $500 million in assets generally applies the risk-based capital and leverage capital guidelines on a bank only basis and must only meet a debt-to-equity ratio at the holding company level. The FDIC risk-based capital guidelines apply directly to insured state-chartered banks, regardless of whether they are subsidiaries of a bank holding company. Both agencies’ requirements are substantially similar and establish minimum capital ratios in relation to assets, on an aggregate basis adjusted both for credit risks and off-balance sheet exposures. The risk weights assigned to assets are based primarily on credit risks. Under the guidelines, balance sheet and off-balance sheet assets are assigned one of four risk weights (0%, 20%, 50%, and 100%) primarily based on the relative credit risk of the counterparty. For example, claims guaranteed by the U.S. government or one of its agencies are risk-weighted at 0%. Off-balance sheet items, such as loan commitments and derivative financial instruments, are also assigned one of the above risk weights after calculating balance sheet equivalent amounts. Another example, certain loan commitments are converted at 50% and then risk-weighted at 100%. Derivative financial instruments are converted to balance sheet equivalents based on notional values, replacement costs and remaining contractual terms. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Capital is then classified into two categories, Tier 1 and Tier 2. Tier 1 capital consists of common and qualifying preferred shareholders’ equity, less goodwill and other adjustments. Tier 2 capital consists of mandatory convertible, subordinated, and other qualifying term debt, preferred stock not qualifying for Tier 1 capital, and a limited amount of allowance for credit losses, up to a designated percentage of risk-weighted assets. Under the risk-based guidelines, financial institutions must maintain a specified minimum ratio of “qualifying” capital to risk-weighted assets. At least 50% of an institution’s qualifying capital must be “core” or “Tier 1” capital, and the balance may be “supplementary” or “Tier 2” capital. In addition, the guidelines require banks to maintain a minimum leverage ratio standard of capital adequacy.

The leverage standard requires top-rated institutions to maintain a minimum Tier 1 leverage capital to assets ratio of 3%. All other institutions are required to maintain a Tier 1 leverage capital ratio of 4% or greater, based upon their particular circumstances and risk profiles. To be considered well capitalized, the leverage ratio for a bank holding company must be at least 5%. The guidelines further state that bank holding companies making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels.

Federal banking regulators have adopted regulations revising the risk-based capital guidelines to further ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank’s financial condition and is inherent to the business of banking. Under the regulations, when evaluating a bank’s capital adequacy, the revised capital standards now explicitly include a bank’s exposure to declines in the economic value of its capital due to changes in interest rates. The exposure of a bank’s economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts.

Federal bank regulatory agencies possess broad powers to take prompt corrective action when an insured depository institution and its holding company’s capital levels are deemed too low. The extent of these powers depends upon whether the institution in question is considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically under-capitalized.” Generally, when an institution is deemed to be less than “well capitalized,” the scope and severity of the agencies’ powers increase, ultimately permitting the agency to appoint a receiver for the institution. Business activities may also be influenced by an institution’s capital classification. For instance, only a “well capitalized” depository institution may accept brokered deposits without prior regulatory approval and can engage in various expansion activities with prior notice, rather than prior regulatory approval. However, rapid growth, poor loan portfolio performance or poor earnings performance, or a combination of these factors, could change the capital position of the Bank in a relatively short period of time. Failure to meet these capital requirements could subject the Bank to prompt corrective action provisions of the FDIC, which may include filing a plan with the appropriate bank regulatory authorities describing the means and a schedule for achieving the minimum capital requirements. In addition, the Bank would not be able to receive regulatory approval of any application that required consideration of capital adequacy, such as a branch or merger application, unless we could demonstrate a reasonable plan to meet the capital requirement within an acceptable period of time.

Effective January 1, 2015, community banks will become subject to new capital requirements, which will phase in an increase in the minimum capital ratios a bank must maintain for various capital categories and change the risk weighting of certain assets. In December 2010 and January 2011, the International Basel Committee on Banking Supervision (“Basel Committee”) published the final texts of reforms on capital, leverage and liquidity, which is referred to as “Basel III.” In early July 2013, the FDIC approved revisions to the capital adequacy guidelines and prompt corrective action rules that implement Basel III and address relevant provisions of the Dodd-Frank Act, including revising the definition of what constitutes “capital” for purposes of calculating those ratios.

The proposed new minimum capital level requirements applicable to the Company and the Bank will be: (i) a (new) common equity tier 1 capital ratio of 4.5%; (ii) a tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a tier 1 leverage ratio of 4% for all institutions. The rules eliminate the inclusion of certain instruments, such as trust preferred securities, from tier 1 capital. Instruments issued prior to May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. The rules also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity tier 1 capital and would result in the following minimum ratios: (i) a common equity tier 1 capital ratio of 7.0%, (ii) a tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

As of September 30, 2013, the Bank was considered to be “well capitalized” with a 8.74% tier 1 leverage ratio; 12.93% tier 1 leverage risk-based capital ratio and 14.18% total risk-based capital ratio, well above the current capital minimum ratios to be considered “well capitalized.”

Branching

Under the Dodd-Frank Act, which was enacted on July 21, 2010, the national branching requirements were relaxed, and national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. Florida law permits a state bank to establish a branch of the bank anywhere in the state. Accordingly, under the Dodd-Frank Act, a bank with its headquarters outside the State of Florida may establish branches anywhere within Florida.

Deposit Insurance Assessments

Banks must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk-based assessment system as required by FDICIA. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher risk classifications (that is, institutions that pose a higher risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances. The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Beginning April 1, 2009, the base assessment rates ranged from 10-14 basis points for Risk Category I institutions, up to 45 basis points for Risk Category IV institutions. Changes to the risk-based assessment system included increasing premiums for institutions that rely on excessive amounts of brokered deposits, including CDARS, increasing premiums for excessive use of secured liabilities, including Federal Home Loan Bank advances, lowering premiums for smaller institutions with very high capital levels, and adding financial ratios and debt issuer ratings to the premium calculations for banks with over $10 billion in assets, while providing a reduction for their unsecured debt. Either an increase in the Risk Category of the Bank or adjustments to the base assessment rates could have a material adverse effect on our earnings.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation (“FICO”), a mixed-ownership government corporation established to recapitalize a predecessor to the Deposit Insurance Fund.

The Dodd-Frank Act, changes the basis for deposit assessments from a tax based on deposits to one based on assets. The assessment base will be calculated based on the average consolidated total assets of the financial institution minus its tangible equity. The Dodd-Frank Act also increases the minimum reserve ratio of the Deposit Insurance Fund, but the burden of the increase will be on institutions with total assets in excess of $10 billion.

Dividends

Our ability to pay cash dividends depends upon the amount of dividends that the Company is able to pay and that the Bank is permitted to pay by statutes or regulations. Additionally, the Florida Business Corporation Act provides that we may only pay dividends if the dividend payment would not render the company insolvent, or unable to meet our obligations as they come due. These provisions could have the effect of limiting our ability to pay dividends on the shares issued in this Offering.

As a Florida state-chartered bank, the Bank is subject to regulatory restrictions on the payment of dividends, including a prohibition of dividend payments from the Bank’s capital under certain circumstances without the prior approval of the OFR and the FDIC. Except with the prior approval of the OFR, all dividends of any Florida bank must be paid out of retained net profits from the current period and the previous two years, after deducting expenses, including losses and bad debts. In addition, a Florida state-chartered bank is required to transfer at least 20% of its net income to surplus until their surplus equals the amount of paid-in capital.

The Federal Reserve expects bank holding companies to serve as a source of strength to their subsidiary bank(s), which may require them to retain capital for investment in their subsidiary bank(s), rather than pay dividends to shareholders. As stated previously, the Bank may not pay dividends to PMHC, if, after paying those dividends, the Bank would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. Payment of dividends by the Bank may be restricted at any time at the discretion of its applicable regulatory authorities, if they deem such dividends to constitute an unsafe and/or unsound banking practice.

Fiscal and Monetary Policies

The Bank’s business and earnings may be significantly affected by the fiscal and monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. The instruments of monetary policy available to the Federal Reserve include (i) conducting open market operations in United States government securities; (ii) changing the discount rates of borrowings of depository institutions; (iii) imposing or changing reserve requirements against depository institutions’ deposits; and (iv) imposing or changing reserve requirements against certain borrowing by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve have a material effect on our earnings.

Other Laws

State usury and credit laws limit the amount of interest and other charges collected or contracted by a bank on loans. Our loans are subject to federal laws applicable to credit transactions, such as the:

•	Federal Truth-In-Lending Act, which governs disclosures of credit terms to consumer borrowers;

•	Community Reinvestment Act, which requires financial institutions to meet their obligations to provide for the total credit needs of the communities they serve, including loans to low and moderate-income borrowers;

•	Home Mortgage Disclosure Act, requiring financial institutions to disclose information, enabling public officials to determine whether a financial institution is fulfilling its obligations to meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibitive factors in extending credit;

•	Real Estate Settlement Procedures Act, which requires lenders to disclose certain information regarding the nature and cost of real estate settlements, and prohibits certain lending practices, as well as limits escrow account amounts in real estate transactions;

•	Fair Credit Reporting Act, regulating the consumer credit reporting industry by requiring banks that deny credit based upon a credit report to advise the person that information in the credit report contributed to the denial;

•	The Fair Housing Act, prohibits discrimination in residential real estate related transactions based on race, color, national origin, religion, sex, familial status or handicap; and

•	The rules and regulations of various federal agencies charged with the responsibility of implementing such federal laws.

Our operations are also subject to the following:

•	Gramm-Leach-Bliley Act of 1999, which contains privacy provisions that requires us to maintain privacy policies intended to safeguard consumer financial information, to disclose these policies to our clients, and allow clients to “opt out” of having their financial service providers disclose their confidential financial information to nonaffiliated third parties, subject to certain exceptions;

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	Electronic Funds Transfer Act and Regulation E, which govern automatic deposits and withdrawals and clients’ rights and liabilities arising from the use of debit cards, automated teller machines, wire transaction and other electronic banking services.

Financial Modernization

The Gramm-Leach-Bliley Act of 1999 also sought to achieve significant modernization of the federal bank regulatory framework by allowing the consolidation of banking institutions with other types of financial services firms, subject to various restrictions and requirements. In general, the Gramm-Leach-Bliley Act repealed most of the federal statutory barriers, which separated commercial banking firms from insurance and securities firms and authorized the consolidation of such firms in a “financial services holding company.” We have no immediate plans to utilize the structural options created by the Gramm-Leach-Bliley Act, but may develop such plans in the future.

Anti-Money Laundering

After the September 11, 2001 terrorist attacks, the United States government acted in several ways to tighten control on activities perceived to be connected to money laundering and terrorist funding. A series of orders were issued, which identify terrorists and terrorist organizations, require the blocking of property and assets, and prohibit all transactions or dealings with such terrorists, terrorist organizations, and those that assist or sponsor them. Enacted in 2001, The USA PATRIOT Act accomplished the following:

•	substantially broadens existing anti-money laundering legislation and the extraterritorial jurisdiction of the United States;

•	imposes new compliance and due diligence obligations;

•	creates new crimes and penalties;

•	compels the production of documents located both inside and outside the United States, including those of foreign institutions that have a correspondent relationship in the United States; and

•	clarifies the safe harbor from civil liability to clients.

In addition, the Treasury issued regulations in cooperation with the federal banking agencies, the Securities and Exchange Commission, the Commodity Futures Trading Commission, and the Department of Justice, that:

•	require customer identification and verification;

•	expand the money-laundering program requirement to the major financial services sectors, including insurance and unregistered investment companies, such as hedge funds; and

•	facilitate and permits the sharing of information between law enforcement and financial institutions, as well as among financial institutions themselves.

The Treasury has also created the Treasury USA PATRIOT Act Task Force to work with other financial regulators, the regulated community, law enforcement, and consumers to continually improve the regulations. Recently, state and federal regulators have increased enforcement of the USA PATRIOT Act, the Bank Secrecy Act, and other Anti-Money Laundering laws and regulations.

Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, President Obama signed the Dodd-Frank Act into law. The Dodd-Frank Act has had a broad impact on the financial services industry, imposing significant regulatory and compliance changes. These include the designation of certain financial companies as systemically significant, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector. Additionally, the Dodd-Frank Act has established a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve, the OCC, and the FDIC. The following items provide a brief description of certain key provisions of the Dodd-Frank Act.

•	Limitation on debit card transaction fees. The amount a provider can charge for debit card transaction fees, commonly referred to as interchange fees, is now limited to $0.21, plus 0.05% of the price of the transaction (plus $0.01, if the provider has certain fraud prevention standards in place).

•	Limitation on federal preemption. The ability of national banks and federal thrifts to rely upon federal preemption of state consumer financial laws has been significantly reduced.

•	Mortgage loan origination and risk retention. Additional regulatory requirements have been put in place that may affect our operations and result in increased compliance costs. For example, new standards have been created for all mortgage loan originations, requiring verification of a borrower’s ability to repay. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues. The risk retention requirement generally will be 5%, but could be increased or decreased by regulation.

•	Imposition of restrictions on certain activities. New regulations are now required for the over-the-counter derivatives market, including requirements for clearing, exchange trading, capital, margin, and reporting. Additionally, the Dodd-Frank Act requires that certain swaps and derivatives activities be “pushed out” of insured depository institutions and conducted in nonbank affiliates.

•	Expanded FDIC resolution authority. While insured depository institutions have long been subject to the FDIC’s resolution process, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain “covered financial companies,” including bank and thrift holding companies and systemically significant nonbank financial companies.

•	Consumer Financial Protection Bureau (“CFPB”). A new independent CFPB has been created within the Federal Reserve. The CFPB is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank and thrift consumers.

•	Deposit insurance. The Dodd-Frank Act permanently raised the deposit insurance limit for insured deposit accounts from $100,000 to $250,000 per account ownership category.

•	Transactions with affiliates and insiders. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions.”

•	Enhanced lending limits. The Dodd-Frank Act strengthens the existing limits on a depository institution’s credit exposure to one borrower.

•	Corporate governance. The Dodd-Frank Act addresses many investor protection, corporate governance, and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act: (i) grants stockholders of U.S. publicly traded companies an advisory vote on executive compensation; (ii) enhances independence requirements for compensation committee members; (iii) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers; and (iv) provides the Securities and Exchange Commission with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company’s proxy materials.

Many of the requirements of the Dodd-Frank Act will continue to be implemented over time and most will be subject to regulations implemented over the course of several years. To date, only a portion of the expected rules have been promulgated. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various federal banking regulatory agencies, the full extent of the impact such requirements will have on our operations is unclear.

Future Legislation

Various other legislative and regulatory initiatives, including proposals to overhaul the bank regulatory system, are from time to time introduced in Congress and state legislatures, as well as bank regulatory agencies. The latest example was the passing of the Dodd-Frank Act. Future legislation regarding financial institutions may change banking statutes and the operating environment of PMHC and the Bank in substantial and unpredictable ways, such as increasing or decreasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive landscape. The nature and extent of future legislative and regulatory changes affecting financial institutions is very unpredictable at this time.

LEGAL MATTERS

Certain legal matters, including, among other things, the validity of the shares of Common Stock offered hereby, have been passed upon by Adams and Reese LLP, Tallahassee, Florida, legal counsel to PMHC.

EXPERTS

The audited financial statements of Prime Meridian as of December 31, 2012, and 2011, are included herein in reliance upon the report of Hacker, Johnson & Smith, P.A., an independent registered public accounting firm, upon the authority of that firm as experts in accounting and auditing.

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets, September 30, 2013 (Unaudited) and December 31, 2012 and 2011	F-3

Consolidated Statements of Earnings for the Nine Months Ended September 30, 2013 and 2012 (Unaudited) and the Year Ended December 31, 2012 and 2011	F-4

Consolidated Statements of Comprehensive Income for the Nine Months Ended September 30, 2013 and 2012 (Unaudited) and the Year Ended December 31, 2012 and 2011	F-5

Consolidated Statements of Stockholder’s Equity for the Years Ended December 31, 2012 and 2011 and the Nine Months Ended September 30, 2013 and 2012 (Unaudited)	F-6

Consolidated Statements of Cash Flows for the Nine Month Ended September 30, 2013 and 2012 (Unaudited) and the Year Ended December 31, 2012 and 2011	F-7

Notes to Consolidated Financial Statements, At September 30, 2013 (Unaudited) and December  31, 2012 and 2011 and for the Nine Months Ended September 30, 2013 and 2012 (Unaudited) and the Years Ended December 31, 2012 and 2011

F-8-F-37

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Prime Meridian Holding Company

Tallahassee, Florida:

We have audited the accompanying consolidated balance sheets of Prime Meridian Holding Company and Subsidiary (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

October 16, 2013

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	September 30, 2013	At December 31,
		2012	2011
	(Unaudited)
Assets
Cash and due from banks	$3,664	2,920	1,594
Federal funds sold	235	148	207
Interest-bearing deposits	21,922	23,430	17,230

Total cash and cash equivalents	25,821	26,498	19,031
Securities available for sale	42,370	43,805	39,921
Loans, net of allowance for loan losses of $1,622, $1,243 and $903	115,782	93,400	76,678
Deferred tax asset	345	—	—
Federal Home Loan Bank stock	204	209	272
Premises and equipment, net	3,760	3,437	2,993
Accrued interest receivable	478	422	358
Bank-owned life insurance	1,549	1,507	—
Other assets	50	380	150

Total assets	$190,359	169,658	139,403

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	48,083	29,328	18,187
Savings, NOW and money-market deposits	104,765	100,885	75,450
Time deposits	14,874	16,516	21,936

Total deposits	167,722	146,729	115,573
Federal Home Loan Bank advances	—	—	2,000
Other borrowings	5,804	5,760	6,127
Official checks	291	712	362
Deferred tax liability	—	252	123
Other liabilities	366	166	122

Total liabilities	174,183	153,619	124,307

Commitments and contingencies (Notes 4, 9 and 16)
Stockholders’ equity:
Preferred stock, undesignated; 1,000,000 shares authorized, none issued or outstanding	—	—	—
Common stock, $.01 par value; 9,000,000 shares authorized, 1,498,234, 1,496,106 and 1,496,106 issued and outstanding	15	15	15
Additional paid-in capital	14,921	14,896	14,889
Retained earnings (accumulated deficit)	1,434	583	(435)
Accumulated other comprehensive (loss) income	(194)	545	627

Total stockholders’ equity	16,176	16,039	15,096

Total liabilities and stockholders’ equity	$190,359	169,658	139,403

See Accompanying Notes to Consolidated Financial Statements.

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Earnings

(In thousands, except per share amounts)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Interest income:
Loans	$4,453	3,549	4,831	3,994
Securities	605	651	864	984
Other	39	35	45	31

Total interest income	5,097	4,235	5,740	5,009

Interest expense:
Deposits	491	566	747	945
Other borrowings	43	46	61	56

Total interest expense	534	612	808	1,001

Net interest income	4,563	3,623	4,932	4,008
Provision for loan losses	403	408	473	143

Net interest income after provision for loan losses	4,160	3,215	4,459	3,865

Noninterest income:
Service charges and fees on deposit accounts	71	72	103	67
Gain on sale of securities available for sale	14	881	881	—
Gain on sale of loans	246	—	—	—
Income from bank-owned life insurance	42	—	7	—
Other income	346	169	259	82

Total noninterest income	719	1,122	1,250	149

Noninterest expenses:
Salaries and employee benefits	1,944	1,525	2,082	1,524
Occupancy and equipment	662	652	856	396
Professional fees	103	94	137	124
Data processing	—	50	47	147
Advertising	122	129	160	123
Other	740	612	820	711

Total noninterest expenses	3,571	3,062	4,102	3,025

Earnings before income taxes	1,308	1,275	1,607	989
Income taxes	457	481	589	373

Net earnings	$851	794	1,018	616

Basic earnings per share	$0.57	0.53	0.68	0.41

Diluted earnings per share	$0.56	0.53	0.68	0.41

Cash dividends per common share	$—	—	—	—

See Accompanying Notes to Consolidated Financial Statements.

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

(In thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Net earnings	$851	794	1,018	616

Other comprehensive income:
Change in unrealized (loss) gain on securities:
Unrealized (loss) gain arising during the period	(1,187)	908	751	1,167
Reclassification adjustment for realized gains	(14)	(881)	(881)	—

Net change in unrealized (loss) gain	(1,173)	27	(130)	1,167
Deferred income taxes (benefit) on above change	434	(10)	48	(431)

Total other comprehensive (loss) income	(739)	17	(82)	736

Comprehensive (loss) income	$112	811	936	1,352

See Accompanying Notes to Consolidated Financial Statements.

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2012 and 2011 and Nine Months Ended September 30, 2013

($ in thousands, except share amounts)

					Accumulated Other Comprehensive Income (Loss)
			Additional Accumulated			Total Stockholders’ Equity
	Common Stock		Paid-In Capital	(Deficit) Earnings
	Shares	Amount
Balance at December 31, 2010	1,496,106	$15	14,870	(1,051)	(109)	13,725
Net earnings	—	—	—	616	—	616
Net change in unrealized loss on available for sale securities, net of income tax of $431	—	—	—	—	736	736
Stock-based compensation	—	—	19	—	—	19

Balance at December 31, 2011	1,496,106	15	14,889	(435)	627	15,096
Net earnings	—	—	—	1,018	—	1,018
Net change in unrealized gain on available for sale securities, net of income tax of $48	—	—	—	—	(82)	(82)
Stock-based compensation	—	—	7	—	—	7

Balance at December 31, 2012	1,496,106	15	14,896	583	545	16,039
Net earnings (unaudited)	—	—	—	851	—	851
Net change in unrealized gain on available for sale securities, net of income tax of $434 (unaudited)	—	—	—	—	(739)	(739)
Common stock issued as compensation to directors (unaudited)	2,128	—	23	—	—	23
Stock-based compensation (unaudited)	—	—	2	—	—	2

Balance at September 30, 2013 (unaudited)	1,498,234	$15	14,921	1,434	(194)	16,176

See Accompanying Notes to Consolidated Financial Statements.

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2013	2012	2012	2011
	(Unaudited)
Cash flows from operating activities:
Net earnings	$851	794	1,018	616
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	258	295	388	181
Provision for loan losses	403	408	473	143
Net amortization of deferred loan fees	(65)	(53)	(75)	(70)
Deferred income taxes (benefit)	(163)	(51)	177	373
Gain on sale of securities available for sale	(14)	(881)	(881)	—
Amortization of premiums, discounts on securities available for sale	349	280	386	318
Proceeds from the sale of loans held for sale	2,114	—	—	—
Gain on sale of loans held for sale	(246)	—	—	—
Loan originated as held for sale	(1,868)	—	—	—
Stock issued as compensation	23	—	—	—
Stock-based compensation expense	2	6	7	19
Income from bank-owned life insurance	(42)	—	(7)	—
Net increase (decrease) in accrued interest receivable (56)		8	(64)	(91)
Net decrease (increase) in other assets	330	(14)	(230)	134
Net (decrease) increase in other liabilities and official checks	(221)	174	394	54

Net cash provided by operating activities	1,655	966	1,586	1,677

Cash flows from investing activities:
Loan originations, net of principal repayments	(22,720)	(12,314)	(17,120)	(12,007)
Purchase of securities available for sale	(8,093)	(17,660)	(23,966)	(19,677)
Principal repayments of securities available for sale	6,526	4,861	6,853	4,188
Proceeds from the calls and sales of securities available for sale	1,494	13,594	13,594	1,620
Redemption (purchase) of Federal Home Loan Bank stock	5	63	63	(21)
Purchase of premises and equipment	(581)	(805)	(832)	(2,431)
Purchase of bank-owned life insurance	—	—	(1,500)	—

Net cash used in investing activities	(23,369)	(12,261)	(22,908)	(28,328)

Cash flows from financing activities:
Net increase in deposits	20,993	14,533	31,156	30,079
Decrease in Federal Home Loan Bank advances	—	(2,000)	(2,000)	(1,000)
Increase (decrease) in other borrowings	44	(382)	(367)	6,127

Net cash provided by financing activities	21,037	12,151	28,789	35,206

Net (decrease) increase in cash and cash equivalents	(677)	856	7,467	8,555
Cash and cash equivalents at beginning of period	26,498	19,031	19,031	10,476

Cash and cash equivalents at end of period	$25,821	19,887	26,498	19,031

Supplemental disclosure of cash flow information Cash paid during the period for:
Interest	$539	636	832	1,006

Income taxes	$161	230	645	—

Noncash transaction-
Accumulated other comprehensive (loss) income, net change in unrealized (loss) gain on sale of securities available for sale, net of taxes	$(739)	17	(82)	736

See Accompanying Notes to Consolidated Financial Statements.

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

At September 30, 2013 (Unaudited), December 31, 2012 and 2011 and

for the Nine Months Ended September 30, 2013 and 2012 (Unaudited) and

the Years Ended December 31, 2012 and 2011

(1) Summary of Significant Accounting Policies

Organization. Prime Meridian Holding Company (the “Holding Company”) owns 100% of the outstanding common stock of Prime Meridian Bank (the “Bank”) (collectively the “Company”). The Holding Company’s primary activity is the operation of the Bank. The Bank is a state (Florida)-chartered commercial bank. The deposit accounts of the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”). The Bank offers a variety of community banking services to individual and corporate customers through two banking offices located in Tallahassee, Florida.

The following is a description of the significant accounting policies and practices followed by the Company, which conform to accounting principles, generally accepted in the United States of America (“GAAP”) and prevailing practices within the banking industry.

Use of Estimates. In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Principles of Consolidation. The consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and interest-bearing deposits, all of which have original maturities of less than ninety days.

At September 30, 2013, December 31, 2012 and 2011, the Company was required by law or regulation to maintain cash reserves with the Federal Reserve Bank, in accounts with other banks or in the vault in the amounts of $831,000, $692,000 and $93,000, respectively.

Securities. Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are excluded from operations and reported in accumulated other comprehensive income. Gains and losses on the sale of available-for-sale securities are recorded on the trade date determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale. Loans held for sale include Small Business Administration (“SBA”) loans originated which are intended for sale in the secondary market and are carried at the lower of book value or estimated fair value in the aggregate. There were no loans held for sale at September 30, 2013, December 31, 2012 and 2011.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Commitment and loan origination fees are capitalized and certain direct origination costs are deferred. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on all portfolio classes is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. There were no changes in the Company’s accounting policies or methodology during the year ended December 31, 2012 or during the nine months ended September 30, 2013.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are considered impaired. For such loans, an allowance is established when the discounted cash flows or collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on the following factors:

The historical loss component of the allowance is determined by losses recognized by portfolio segment over the preceding three years. This is supplemented by the risks for each portfolio segment. Risk factors impacting loans in each of the portfolio segments include broad deterioration of property values, reduced consumer and business spending as a result of continued high unemployment and reduced credit availability and lack of confidence in a sustainable recovery. The historical experience is adjusted for the following qualitative factors: (a) changes in lending policies and procedures, risk selection and underwriting standards; (b) changes in national, regional and local economic conditions that affect the collectability of the loan portfolio; (c) changes in the experience, ability and depth of lending management and other relevant staff;

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

(d) changes in the volume and severity of past due loans, nonaccrual loans or loans classified special mention, substandard, doubtful or loss; (e) quality of loan review and Board of Directors oversight; (f) changes in the nature and volume of the loan portfolio and terms of loans; (g) the existence and effect of any concentrations of credit and changes in the level of such concentrations; (h) the effect of other external factors, trends or uncertainties that could affect management’s estimate of probable losses, such as competition and industry conditions.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for all loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral-dependent.

Premises and Equipment. Land is stated at cost. Buildings, leasehold improvements, furniture, fixtures and equipment, and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of each type of asset, or the lease term if shorter.

Transfer of Financial Assets. Transfers of financial assets or a participating interest in an entire financial asset are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. A participating interest is a portion of an entire financial asset that (1) conveys proportionate ownership rights with equal priority to each participating interest holder (2) involves no recourse (other than standard representations and warranties) to, or subordination by, any participating interest holder, and (3) does not entitle any participating interest holder to receive cash before any other participating interest holder.

Off-Balance-Sheet Financial Instruments. In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, construction loans in process, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Income Taxes. There are two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. As of September 30, 2013 and December 31, 2012, management is not aware of any uncertain tax positions that would have a material effect on the Company’s consolidated financial statements. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns. Income taxes are allocated to the Holding Company and Bank as if separate income tax returns were filed.

Fair Value Measurements. GAAP defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

The following describes valuation methodologies used for assets measured at fair value:

Securities Available for Sale. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include U.S. Government agency securities, municipal securities and mortgage-backed securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include certain asset-backed securities.

Impaired Loans. Estimates of fair value for impaired loans is based on the estimated value of the underlying collateral which is determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Company’s management related to values of properties in the Company’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans are classified as Level 3.

Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value (Level 1).

Securities. Fair values for securities are based on the framework for measuring fair value (Level 2 and 3).

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable (Level 3).

Federal Home Loan Bank Stock. The fair value of the Company’s investment in Federal Home Loan Bank stock is based on its redemption value (Level 3).

Accrued Interest Receivable. The carrying amounts of accrued interest approximate their fair values (Level 3).

Deposits. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits (Level 3).

Federal Home Loan Bank Advances. Fair values are estimated using discounted cash flow analysis based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements (Level 3).

Other Borrowings. The carrying amounts of other borrowings approximate their fair value (Level 3).

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing (Level 3).

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements Continued

(1) Summary of Significant Accounting Policies Continued

Advertising. The Company expenses all media advertising as incurred.

Share-Based Compensation. The Company expenses the fair value of any stock options granted. The Company recognizes share-based compensation in the statements of earnings as the options vest.

Comprehensive Income. GAAP require that recognized revenue, expenses, gains and losses be included in earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net earnings, are components of comprehensive income.

Recent Pronouncements. In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, which, among other things, gives an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that an indefinite-lived intangible asset is impaired. The adoption of this guidance had no effect on the Company’s consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which limits the scope of the new balance sheet offsetting disclosures in ASU 2011-11 to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the financial statements or (2) subject to an enforceable master netting arrangement or similar agreement. The adoption of this guidance had no effect on the Company’s consolidated financial statements.

In February 2013, the FASB Issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires entities to present information about reclassification adjustments from accumulated other comprehensive income in their annual financial statements in a single note or on the face of the financial statements. The adoption of this guidance had no effect on the Company’s consolidated financial statements.

In February 2013, the FASB Issued ASU No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. ASU 2013-04 provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for obligations within the scope of this ASU, which is effective January 1, 2014. Upon adoption, this guidance is not expected to impact our consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which among other things, require an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as denoted within the ASU. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Upon adoption, this guidance is not expected to impact our consolidated financial statements.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Recent Regulatory Developments

Basel III Rules. On July 2, 2013, the Federal Reserve Board (“FRB”) approved the final rules implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks. Under the final rules, minimum requirements will increase for both the quantity and quality of capital held by the Bank. The rules include a new common equity Tier 1 capital to risk-weighted assets ratio of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. The final rules also raise the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0% and require a minimum leverage ratio of 4.0%. The final rules also implement strict eligibility criteria for regulatory capital instruments. On July 9, 2013, the FDIC also approved, as an interim final rule, the regulatory capital requirements for U.S. banks, following the actions of the FRB. The FDIC’s rule is identical in substance to the final rules issued by the FRB.

The phase-in period for the final rules will begin for the Bank on January 1, 2015, with full compliance with all of the final rule’s requirements phased in over a multi-year schedule. The Bank is currently evaluating the provisions of the final rules and their expected impact on the Bank.

(2) Securities Available for Sale

Securities have been classified according to management’s intention. The carrying amount of securities and their fair values are summarized as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
At September 30, 2013 (Unaudited):
U.S. Government agency securities	$7,295	11	(324)	6,982
Municipal securities	9,181	6	(261)	8,926
Mortgage-backed securities	24,291	354	(117)	24,528
Asset-backed securities	1,912	22	—	1,934

	$42,679	393	(702)	42,370

At December 31, 2012:
U.S. Government agency securities	7,592	117	(7)	7,702
Municipal securities	5,585	7	(34)	5,558
Mortgage-backed securities	27,865	785	(4)	28,646
Asset-backed securities	1,899	—	—	1,899

	$42,941	909	(45)	43,805

At December 31, 2011:
U.S. Government agency securities	$1,010	2	—	1,012
Municipal securities	8,165	659	—	8,824
Mortgage-backed securities	29,752	383	(50)	30,085

	$38,927	1,044	(50)	39,921

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities Available for Sale, Continued

Securities available for sale measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurements Using
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At September 30, 2013 (Unaudited):
U.S. Government agency securities	$6,982	—	6,982	—
Municipal securities	8,926	—	8,926	—
Mortgage-backed securities	24,528	—	24,528	—
Asset-backed securities	1,934	—	1,934	—

	$42,370	—	42,370	—

At December 31, 2012:
U.S. Government agency securities	7,702	—	7,702	—
Municipal securities	5,558	—	5,558	—
Mortgage-backed securities	28,646	—	28,646	—
Asset-backed securities	1,899	—	—	1,899

	$43,805	—	41,906	1,899

At December 31, 2011:
U.S. Government agency securities	1,012	—	1,012	—
Municipal securities	8,824	—	8,824	—
Mortgage-backed securities	30,085	—	30,085	—

	$39,921	—	39,921	—

During the nine months period ended September 30, 2013, securities of $1.9 million were transferred from Level 3 to Level 2 due to changes in the inputs used to value the securities. During the nine months period ended September 30, 2012 and the years ended December 31, 2012 and 2011, no securities were transferred in or out of Level 1, Level 2 or Level 3.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities Available for Sale, Continued

There were no assets measured at fair value using Level 3 inputs on a recurring basis during the nine months period ended September 30, 2012 and the year ended December 31, 2011. The table below presents a reconciliation for asset-backed securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended September 30, 2013 and the year ended December 31, 2012. These instruments were valued using pricing models and discounted cash flow methodologies incorporating assumptions that, in management’s judgment, reflect the assumptions a marketplace participant would use (in thousands):

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
	(Unaudited)
Balance, beginning of period	$1,899	—
Total gains or (losses) – realized/unrealized:
Included in earnings	—	—
Included in other comprehensive loss	—	—
Purchases	—	1,899
Transfer in to/out of Level 3	(1,899)	—

Balance, end of period	$—	1,899

The scheduled maturities of securities are as follows (in thousands):

	Amortized	Fair
	Cost	Value
At September 30, 2013 (Unaudited):
Due in less than one year	$1,010	1,011
Due in one to five years	1,125	1,130
Due five to ten years	7,058	6,781
Due ten to fifteen years	7,283	6,986
Mortgage-backed securities	24,291	24,528
Asset-backed securities	1,912	1,934

	$42,679	42,370

At December 31, 2012:
Due five to ten years	6,122	6,152
Due ten to fifteen years	7,055	7,108
Mortgage-backed securities	27,865	28,646
Asset-backed securities	1,899	1,899

	$42,941	43,805

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities Available for Sale, Continued

There were no securities sold during the year ended December 31, 2011. The following summarizes sales of securities available for sale (in thousands):

	Nine Months Ended		Year Ended December 31, 2012
	September 30,
	2013	2012
	(Unaudited)
Proceeds received from sales	$1,494	13,594	13,594

Gross gains	$14	881	881
Gross losses	—	—	—

Net gain from sale of securities	$14	881	881

At September 30, 2013, December 31, 2012 and 2011, securities with a fair value of $8,581,000, $8,451,000 and $6,629,000, respectively, were pledged as collateral for public deposits and for other borrowings with customers.

Securities with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (in thousands):

	Less Than Twelve Months
	Gross Unrealized Losses	Fair Value
At September 30, 2013 (Unaudited):
U.S. Government agency securities	$(324)	5,994
Municipal securities	(261)	6,784
Mortgage-backed securities	(117)	8,065

	$(702)	20,843

At December 31, 2012:
U.S. Government agency securities	(7)	2,746
Municipal securities	(34)	4,679
Mortgage-backed securities	(4)	2,445

	$(45)	9,870

The unrealized losses at September 30, 2013 and December 31, 2012 on twenty and eight securities were caused by market conditions. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to market conditions and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans

The segments and classes of loans are as follows (in thousands):

	At September 30, 2013	At December 31,
		2012	2011
	(Unaudited)
Real estate mortgage loans:
Commercial	$42,197	35,490	26,638
Residential and home equity	37,489	30,886	24,443
Construction	13,245	6,437	4,982

Total real estate mortgage loans	92,931	72,813	56,063
Commercial loans	22,894	19,794	20,204
Consumer and other loans	1,644	2,105	1,351

Total loans	117,469	94,712	77,618
Less:
Net deferred loan fees	(64)	(69)	(37)
Allowance for loan losses	(1,622)	(1,243)	(903)

Loans, net	$115,783	93,400	76,678

The Company has divided the loan portfolio into three portfolio segments and five portfolio classes, each with different risk characteristics and methodologies for assessing risk. All loans are underwritten based upon standards set forth in the policies approved by the Company’s Board of Directors. The portfolio segments and class are identified by the Company as follows:

Real Estate Mortgage Loans. Real estate mortgage loans are typically divided into three classes: Commercial, residential and home equity and construction loans. The real estate mortgage loans are as follows:

Commercial Real Estate Loans. Loans of this type are typically our more complex loans. This category of real estate loans is comprised of loans secured by mortgages on commercial property that is typically owner-occupied, but also includes nonowner occupied investment properties. Commercial loans that are secured by owner-occupied commercial real estate are repaid through operating cash flows of the borrower. The maturity for this type of loan is generally limited to three to five years; however, payments may be structured on a longer amortization basis. Typically, interest rates on our commercial real estate loans are fixed for five years or less after which they adjust based upon a predetermined spread over an index. At times, a rate may be fixed for longer than five years. As part of our credit underwriting standards, the Bank typically requires personal guarantees from the principal owners of the business supported by a review of the principal owners’ personal financial statements and tax returns. As part of the enterprise risk management process, it is understood that risks associated with commercial real estate loans include fluctuations in real estate values, the overall strength of the borrower, the overall strength of the economy, new job creation trends, tenant vacancy rates, environmental contamination, and the quality of the borrowers’ management. In order to mitigate and limit these risks, we analyze the borrowers’ cash flow and evaluate collateral value. Currently, the collateral securing our commercial real estate loans include a variety of property types, such as office, warehouse, and retail facilities. Other types include multifamily properties, hotels, mixed-use residential, and commercial properties. Generally, commercial real estate loans present a higher risk profile than our consumer real estate loans portfolio.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

Residential Real Estate Loans. We offer first and second one-to-four family mortgage loans and home equity lines of credit; the collateral for these loans is generally on the clients’ owner-occupied residences. Although these types of loans present lower levels of risk than commercial real estate loans, risks do still exist because of possible fluctuations in the value of the real estate collateral securing the loan, as well as changes in the borrowers’ financial condition. Borrowers may be affected by numerous factors, including divorce, job loss, illness, or other personal hardship. As part of our product mix, the Bank offers both portfolio and secondary market mortgages; portfolio loans generally are based on a 1-year, 3-year or 5-year adjustable rate mortgage; while 15-year or 30-year fixed-rate loans are sold to the secondary market. All portfolio residential loans are underwritten based upon the guidelines of the secondary market, predominantly Freddie Mac and Fannie Mae.

Construction Loans. Typically, these loans have a term of one to two years and the interest is paid monthly. This portion of our loan portfolio includes loans to small and midsized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties, and residential developments. This type of loan is also made to individual clients for construction of single family homes in our market area. An independent appraisal is used to determine the value of the collateral and confirm that the ratio of the loan principal to the value of the collateral will not exceed policies of the Bank. As the construction project progresses, loan proceeds are requested by the borrower to complete phases of construction and funding is only disbursed after the project has been inspected by a third-party inspector or experienced construction lender. Risks associated with construction loans include fluctuations in the value of real estate, project completion risk, and changes in market trends. The ability of the construction loan borrower to finance the loan or sell the property upon completion of the project is another risk factor that also may be affected by changes in market trends since the initial funding of the loan.

Commercial Loans. The Bank offers a wide range of commercial loans, including business term loans, equipment financing, and lines of credit to small and midsized businesses. Small-to-medium sized businesses, retail, and professional establishments, make up our target market for commercial loans. Our Relationship Managers primarily underwrite these loans based on the borrower’s ability to service the loan from cash flow. Lines of credit and loans secured by accounts receivable and/or inventory are monitored periodically by our staff. Loans secured by “all business assets,” or a “blanket lien” are typically only made to highly qualified borrowers due to the nonspecific nature of the collateral. Valuation of business collateral is generally supported by an appraisal, purchase order, or third party physical inspection. Personal guarantees of the principals of business borrowers are usually required.

Equipment loans generally have a term of five years or less and may have a fixed or variable rate; we use conservative margins when pricing these loans. Working capital loans generally do not exceed one year and typically, they are secured by accounts receivable, inventory, and personal guarantees of the principals of the business. Significant factors affecting a commercial borrower’s creditworthiness include the quality of management and the ability both to evaluate changes in the supply and demand characteristics affecting the business’ markets for products and services and to respond effectively to such changes. These loans may be made unsecured or secured, but most are made on a secured basis. Risks associated with our commercial loan portfolio include local, regional, and national market conditions. Other factors of risk could include changes in the borrower’s management and fluctuations in collateral value. Additionally, there may be refinancing risk if a commercial loan includes a balloon payment which must be refinanced or paid off at loan maturity.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

In reference to our risk management process, our commercial loan portfolio presents a higher risk profile than our consumer real estate and consumer loan portfolios. Therefore, we require that all loans to businesses must have a clearly stated and reasonable payment plan to allow for timely retirement of debt.

Consumer Loans. These loans are made for various consumer purposes, such as the financing of automobiles, boats, and recreational vehicles. The payment structure of these loans is normally on an installment basis. The risk associated with this category of loans stems from the reduced collateral value for a defaulted loan; it may not provide an adequate source of repayment of the principal. The underwriting on these loans is primarily based on the borrower’s financial condition. In many cases, these are unsecured credits that subject us to risk when the borrower’s financial condition declines or deteriorates. Based upon our current trend in consumer loans, management does not anticipate consumer loans will become a substantial component of our loan portfolio at any time in the foreseeable future. Consumer loans are made at fixed- and variable-interest rates and are based on the appropriate amortization for the asset and purpose.

An analysis of the change in the allowance for loan losses follows (in thousands):

	Real Estate Mortgage Loans
	Commercial	Residential and Home Equity	Construction	Commercial	Consumer and Other	Total
Nine Months Ended September 30, 2013 (Unaudited):
Beginning balance	$352	226	237	405	23	1,243
Provision (credit) for loan losses	218	304	(11)	(103)	(5)	403
Net (charge-offs) recoveries	—	—	(47)	23	—	(24)

Ending balance	$570	530	179	325	18	1,622

Nine Months Ended September 30, 2012 (Unaudited):
Beginning balance	311	285	66	225	16	903
Provision (credit) for loan losses	179	65	179	(23)	8	408
Net (charge-offs) recoveries	—	—	—	25	—	25

Ending balance	$490	350	245	227	24	1,336

Year Ended December 31, 2012:
Beginning balance	311	285	66	225	16	903
Provision for loan losses	41	(59)	336	147	8	473
Net (charge-offs) recoveries	—	—	(165)	33	(1)	(133)

Ending balance	$352	226	237	405	23	1,243

Year Ended December 31, 2011:
Beginning balance	280	209	101	141	11	742
Provision for loan losses	31	76	(35)	65	6	143
Net (charge-offs) recoveries	—	—	—	19	(1)	18

Ending balance	$311	285	66	225	16	903

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

	Real Estate Mortgage Loans
	Commercial	Residential and Home Equity	Construction	Commercial	Consumer and Other	Total
At September 30, 2013 (Unaudited):
Individually evaluated for impairment:
Recorded investment	$—	—	—	247	—	247

Balance in allowance for loan losses	$—	—	—	38	—	38

Collectively evaluated for impairment:
Recorded investment	$42,197	37,489	13,245	22,647	1,644	117,222

Balance in allowance for loan losses	$570	530	179	287	18	1,584

At December 31, 2012:
Individually evaluated for impairment:
Recorded investment	$—	—	101	131	—	232

Balance in allowance for loan losses	$—	—	165	—	—	165

Collectively evaluated for impairment:
Recorded investment	$35,490	30,886	6,336	19,663	2,105	94,480

Balance in allowance for loan losses	$352	226	72	405	23	1,078

At December 31, 2011:
Individually evaluated for impairment:
Recorded investment	$—	—	—	—	—	—

Balance in allowance for loan losses	$—	—	—	—	—	—

Collectively evaluated for impairment:
Recorded investment	$26,638	24,443	4,982	20,204	1,351	77,618

Balance in allowance for loan losses	$311	285	66	225	16	903

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

The following summarizes the loan credit quality (in thousands):

	Real Estate Mortgage Loans
	Commercial	Residential and Home Equity	Construction	Commercial	Consumer and Other	Total
Credit Risk Profile by Internally Assigned Grade:
At September 30, 2013 (Unaudited):
Grade:
Pass	$38,270	35,374	12,881	22,359	1,605	110,489
Special mention	3,927	2,044	355	327	39	6,692
Substandard	—	71	9	208	—	288
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total	$42,197	37,489	13,245	22,894	1,644	117,469

At December 31, 2012:
Grade:
Pass	35,490	30,333	5,984	19,581	2,105	93,493
Special mention	—	553	352	183	—	1,088
Substandard	—	—	101	30	—	131
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total	$35,490	30,886	6,437	19,794	2,105	94,712

At December 31, 2011:
Grade:
Pass	26,638	23,865	4,982	19,886	1,351	76,722
Special mention	—	578	—	189	—	767
Substandard	—	—	—	129	—	129
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total	$26,638	24,443	4,982	20,204	1,351	77,618

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The Company analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Company for further deterioration or improvement to determine if they are appropriately classified and whether there is any impairment. All loans are graded upon initial issuance. Further construction and nonowner occupied commercial real estate

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

loans are reviewed at least annually and commercial relationships in excess of $500,000. In addition, during the renewal process of any loan, as well as if a loan becomes past due, the Company will determine the appropriate loan grade.

Loans excluded from the review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of a deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Company for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard or even charged-off. The Company uses the following definitions for risk ratings:

Pass – A Pass loan’s primary source of loan repayment is satisfactory, with secondary sources very likely to be realized if necessary.

Special Mention – A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or the Company’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard – A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – A loan classified Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss – A loan classified Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

At September 30, 2013 and December 31, 2011, there were no loans over thirty days past due, no loans past due ninety days or more but still accruing and no loans on nonaccrual. Age analysis of past-due loans at December 31, 2012 is as follows (in thousands):

	Accruing Loans
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Nonaccrual Loans	Total Loans
Real estate mortgage:
Commercial	$—	101	—	101	35,389	101	35,490
Residential and home equity	—	—	—	—	30,886	—	30,886
Construction	—	—	—	—	6,437	—	6,437
Commercial	—	—	—	—	19,794	—	19,794
Consumer/other	—	—	—	—	2,105	—	2,105

Total	$—	101	—	101	94,611	101	94,712

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

During the year ended December 31, 2011, the Company had no impaired loans. The following summarizes the amount of impaired loans (in thousands):

	With No Related Allowance Recorded		With an Allowance Recorded			Total
	Recorded Investment	Unpaid Contractual Principal Balance	Recorded Investment	Unpaid Contractual Principal Balance	Related Allowance	Recorded Investment	Unpaid Contractual Principal Balance	Related Allowance
At September 30, 2013 (Unaudited):
Commercial loans	$—	—	247	247	38	247	247	38

At December 31, 2012:
Commercial real estate loans	101	266	—	—	—	101	266	—
Commercial loans	131	—	—	—	—	131	—	—

	$232	266	—	—	—	232	266	—

The average net investment in impaired loans and interest income recognized and received on impaired loans by loan class are as follows (in thousands):

	Average	Interest	Interest
	Recorded	Income	Income
	Investment	Recognized	Received
Nine Months Ended September 30, 2013 (Unaudited):
Real estate mortgage loans- Residential and home equity	$37	2	2
Commercial	163	13	13

Total	$200	15	15

Nine Months Ended September 30, 2012 (Unaudited):
Real estate mortgage loans- Construction	$315	12	12

Year Ended December 31, 2012:
Real estate mortgage loans- Commercial	78	—	—
Commercial	—	—	—

Total	$78	—	—

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

There were no loans measured at fair value on a nonrecurring basis at September 30, 2013 and December 31, 2011. Impaired collateral-dependent loans measured at fair value on a nonrecurring basis by loan class at December 31, 2012 are as follows (in thousands):

						Losses Recorded
	At Year End
	Fair Value	Level 1	Level 2	Level 3	Total Losses	During the Year
Commercial real estate loans	$101	—	—	101	165	165

No loans were determined to be trouble debt restructurings (“TDR”) entered into during the year ended December 31, 2011.

The following is a summary of loans determined to be TDR’s entered into during the nine months ended September 30, 2013 and the year ended December 31, 2012:

		Pre-	Post-
		Modification	Modification
	Number	Outstanding	Outstanding
	of	Recorded	Recorded
	Contracts	Investment	Investment
Troubled Debt Restructurings:
Nine Months Ended September 30, 2013:
Commercial:
Modified interest rates	2	$126	126
Modified payment schedule for six months	1	121	121

Total	3	$247	247

Year Ended December 31, 2012:
Commercial-
Modified to interest only for three months	1	$131	131

The allowance for loan losses on all loans that have been restructured and are considered TDR’s is included in the Bank’s specific reserve. The specific reserve is determined on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. TDR’s that have subsequently defaulted are considered collateral-dependent. There were no TDR’s that subsequently defaulted during the nine months ended September 30, 2013 or the year ended December 31, 2012, which were restructured during the same period.

The Company grants the majority of its loans to borrowers throughout Leon County, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy of this area. The Company does not have any significant concentrations to any one industry or customer.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At September 30,	At December 31,
	2013	2012	2011
	(Unaudited)
Land	$400	400	400
Building	2,376	2,021	1,923
Leasehold improvements	362	362	369
Furniture, fixtures and equipment	646	512	261
Computer and software	1,256	1,164	672

Total, at cost	5,040	4,459	3,625
Less accumulated depreciation and amortization	(1,280)	(1,022)	(632)

Premises and equipment, net	$3,760	3,437	2,993

The Company leases certain office facilities under operating leases which expire in 2013 and 2017. These leases require monthly lease payments and common area maintenance charges and have options to renew. These leases contain escalation clauses during the term of the leases. Rent expense under these operating leases during the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011 was $92,000, $92,000, $125,000 and $123,000, respectively. Future minimum rental commitments under these noncancelable leases are as follows (in thousands):

Year Ending September 30,	Amount	Year Ending December 31,	Amount
	(Unaudited)
2014	$85	2013	$109
2015	85	2014	85
2016	85	2015	85
2017	22	2016	85
2018	—	2017	43

	$277		$407

(5) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $11.2 million, $13.0 million and $18.2 million at September 30, 2013, December 31, 2012 and 2011, respectively.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5) Deposits, Continued

A schedule of maturities of time deposits follows (in thousands):

Year Ending	At September 30,	Year Ending	At December 31,
September 30,	2013	December 31,	2012
	(Unaudited)
2014	$12,592	2013	$13,167
2015	1,303	2014	1,737
2016	322	2015	985
2017	657	2016	387
2018	—	2017	240

	$14,874		$16,516

(6) Federal Home Loan Bank Advances

There were no Federal Home Loan Bank of Atlanta (“FHLB”) advances outstanding at September 30, 2013 and December 31, 2012. The maturities and interest rates of the advances from the FHLB at December 31, 2011 consisted of the following ($ in thousands):

Maturity Year Ending December 31,	Interest Rate	Amount
2012	0.41%	$1,000
2012	0.33%	1,000

		$2,000

FHLB advances were collateralized by a blanket lien on qualifying residential real estate, commercial real estate, home equity lines of credit and multi-family loans. Under this blanket lien, the Company may borrow up to $23.2 million and $16.8 million as of September 30, 2013 and December 31, 2012, respectively.

(7) Other Borrowings

The Company entered into a repurchase agreement with a customer. This agreement requires the Company to pledge securities as collateral for borrowings under this agreement. At September 30, 2013, December 31, 2012 and 2011, the outstanding balance of such borrowings totaled $5,804,000, $5,760,000 and $6,127,000, respectively, and the Company pledged securities with a carrying value of $6,096,000, $5,864,000 and $6,197,000, respectively, as collateral for this agreement.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7) Other Borrowings, Continued

The following summarizes our borrowings for the respective time periods (dollars in thousands):

	At September 30, 2013	At December 31,
		2012	2011
	(Unaudited)
Balance outstanding at period-end	$5,804	5,760	6,127
Average balance outstanding during the period	5,745	6,397	7,365
Average interest rate paid	1.00	0.95	0.77
Maximum amount outstanding at any month-end during period	5,804	7,148	9,111

(8) Income Taxes

The components of the income taxes are as follows (in thousands):

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2013	2012	2012	2011
	(Unaudited)
Current:
Federal	$530	452	341	—
State	90	80	71	—

Total current	620	532	412	—

Deferred:
Federal	(145)	(41)	154	319
State	(18)	(10)	23	54

Total deferred	(163)	(51)	177	373

Total income taxes	$457	481	589	373

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(8) Income Taxes, Continued

The reasons for the difference between the statutory Federal income tax rate of 34% and the effective tax rates are summarized as follows (dollars in thousands):

	Nine Months Ended September 30,				Year Ended December 31,
	2013		2012		2012		2011
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Income taxes at statutory rate	$445	34.0%	$434	34.0%	$546	34.0%	$336	34.0%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	47	3.6	46	3.6	49	3.0	36	3.7
Stock-based compensation	—	—	—	—	1	0.1	—	—
Tax-exempt income	(21)	(1.6)	(9)	(0.7)	(14)	(0.9)	1	0.2
Other nondeductible expenses	(14)	(1.0)	10	0.8	7	.5	—	—

	$457	35.0%	$481	37.7%	$589	36.7%	$373	37.9%

Tax effects of temporary differences that give rise to the deferred tax assets and liabilities are as follows (in thousands):

	At September 30, 2013	At December 31,
		2012	2011
	(Unaudited)
Deferred tax assets:
Net operating loss carryforwards	$—	—	145
Allowance for loan losses	476	324	211
Organizational and start-up costs	133	144	158
Stock-based compensation	18	17	16
Unrealized loss on securities available for sale	115	—	—
Other	88	47	14

Deferred tax assets	830	532	544

Deferred tax liabilities:
Accrual to cash conversion	(133)	(164)	(134)
Deferred loan costs	(81)	(76)	(58)
Premises and equipment	(271)	(225)	(108)
Unrealized gains on securities available for sale	—	(319)	(367)

Deferred tax liabilities	(485)	(784)	(667)

Net deferred tax asset (liability)	$345	(252)	(123)

The Company files consolidated income tax returns in the U.S. federal jurisdiction, and the State of Florida. The Company is no longer subject to U.S. federal, or state and local income tax examinations by taxing authorities for years before 2010.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9) Off-Balance-Sheet Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, construction loans in process, unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for available lines of credit, construction loans in process and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed-expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank may hold collateral supporting those commitments, and at September 30, 2013 and December 31, 2012 such collateral amounted to $1,253,000 and $1,287,000, respectively.

Standby letters of credit and commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the contractual amounts of the Company’s financial instruments with off-balance-sheet risk are as follows (in thousands):

	At September 30,	At December 31,
	2013	2012
	(Unaudited)
Commitments to extend credit	$6,533	10,556

Construction loans in process	$2,154	4,110

Unused lines of credit	$26,307	20,006

Standby letters of credit	$1,480	1,432

(10) Stock Option Plan

The 2007 Stock Option Plan provides for certain key employees and directors of the Company to have the option to purchase shares of the Company’s common stock. Under this Plan, the total number of shares which may be issued is 152,905. All options granted will have four to ten-year terms and vest over periods up to five years. As of September 30, 2012 and December 31, 2012, there were 18,905 and 16,905, respectively shares available for grant.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(10) Stock Option Plan, Continued

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Nine Months Ended September 30, 2013	Year Ended December 31,
		2012	2011
	(Unaudited)
Weighted-average risk-free interest rate	1.13%	1.30%	2.62%
Expected dividend yield	—	—	—
Expected stock volatility	11.37%	11.37%	14.28%
Expected life in years	6.5	6.5	4-5.5
Per share fair value of options issued during the year	$1.17	1.55	1.36-1.72

The Company used the guidance in Staff Accounting Bulletin No. 107 to determine the estimated life of options issued. Expected volatility is based on volatility of similar companies’ common stock. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield is based on the Company’s history and expectation of dividend payouts.

A summary of the activity in the Company’s Stock Option Plan is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2010	128,250	$10.00
Options granted	13,000	10.00
Options forfeited	(5,000)	10.00

Outstanding at December 31, 2011	136,250	10.00
Options granted	2,500	10.00
Options forfeited	(2,750)	10.00

Outstanding at December 31, 2012	136,000	10.00
Options granted (unaudited)	2,500	10.72
Options forfeited (unaudited)	(4,500)	10.00

Outstanding at September 30, 2013 (unaudited)	134,000	$10.01	5.4 years

Exercisable at September 30, 2013 (unaudited)	104,900	$10.00	5.3 years	$260,500

At September 30, 2013 and December 31, 2012, there was $14,600 and $12,000 of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the plans. The cost is expected to be recognized over a weighted-average period of seventeen months and twenty months, respectively. The total fair value of shares vesting and recognized as compensation expense was $2,000, $6,000, $7,000 and $19,000 in the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011, respectively. The associated income tax benefit recognized was $1,000, $2,000, $3,000 and $5,000 for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011, respectively.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(11) Profit Sharing Plan

The Company sponsors a 401(k) profit sharing plan available to all employees electing to participate after meeting certain length-of-service requirements. The Company’s contributions to the profit sharing plan are discretionary and determined annually. For the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, there were no contributions made to the plan by the Company.

(12) Related Party Transactions and Economic Dependence

The Company enters into transactions during the ordinary course of business with officers and directors of the Company and entities in which they hold a significant financial interest. The following summarizes these transactions (in thousands):

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2013	2012	2012	2011
	(Unaudited)
Loans:
Beginning balance	$3,558	3,413	3,413	2,175
Originated during the year	890	1,048	465	2,111
Principal repayments	(453)	(238)	(320)	(873)

Ending balance	$3,995	4,223	3,558	3,413

Deposits at period end	$12,356	11,237	13,066	24,348

The Company leases an office facility from a related party. Rent expense under the operating lease during the nine month period ended September 30, 2013 and for the years ended December 31, 2012 and 2011 were $92,000, $125,000 and $123,000, respectively. In addition, the Bank has contracted with a related party to perform loan reviews of the Bank’s loan portfolio.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(13) Fair Value of Financial Instruments

The approximate carrying amounts and estimated fair values of the Company’s financial instruments are as follows (in thousands):

		At September 30,		At December 31,
		2013		2012		2011
	Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	1	$25,821	25,821	26,498	26,498	19,031	19,031
Securities available for sale	2 and 3	42,370	42,370	43,805	43,805	39,921	39,921
Loans, net	3	115,783	117,671	93,400	93,927	76,678	77,154
Federal Home Loan Bank stock	3	204	204	209	209	272	272
Accrued interest receivable	3	478	478	422	422	358	358
Financial liabilities:
Deposits	3	167,722	167,797	146,729	146,826	115,573	115,710
Federal Home Loan Bank advances	3	—	—	—	—	2,000	1,997
Other borrowings	3	5,804	5,804	5,760	5,760	6,127	6,127
Off-balance-sheet financial instruments	3	—	—	—	—	—	—

(14) Dividend Restrictions

The Holding Company is limited in the amount of cash dividends it may declare and pay by the amount of dividends it can receive from the Bank. The Bank is limited in the amount of cash dividends that may be paid. The amount of cash dividends that may be paid is based on the Bank’s net earnings of the current year combined with the Bank’s retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividend which the Bank could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

(15) Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15) Regulatory Matters, Continued

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentage (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2013 and December 31, 2012, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2013 and December 31, 2012, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percents are also presented in the table ($ in thousands):

	Actual		For Capital Adequacy Purposes		For Well Capitalized Purposes
	Amount	Percentage	Amount	Percentage	Amount	Percentage
As of September 30, 2013 (Unaudited):
Tier I Capital to Average Assets	$16,312	8.74%	$7,465	4.00%	$9,331	5.00%
Tier I Capital to Risk-Weighted Assets	16,312	12.93	5,045	4.00	7,567	6.00
Total Capital to Risk-Weighted Assets	17,889	14.18	10,090	8.00	12,612	10.00
As of December 31, 2012:
Tier I Capital to Average Assets	15,437	9.67	6,387	4.00	7,983	5.00
Tier I Capital to Risk-Weighted Assets	15,437	14.78	4,177	4.00	6,265	6.00
Total Capital to Risk-Weighted Assets	16,680	15.97	8,354	8.00	10,442	10.00
As of December 31, 2011:
Tier I Capital to Average Assets	14,390	10.61	5,424	4.00	6,780	5.00
Tier I Capital to Risk-Weighted Assets	14,390	16.04	3,589	4.00	5,383	6.00
Total Capital to Risk-Weighted Assets	15,293	17.05	7,177	8.00	8,972	10.00

(16) Legal Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company’s financial statements. As of December 31, 2012 and September 30, 2013, there is no pending or threatened litigation of which management is aware.

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(17) Earnings Per Share

Earnings per share has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options are considered dilutive securities for purposes of calculating diluted EPS which was computed using the treasury stock method. (dollars in thousands, except per share amounts):

	2013			2012
	Earnings	Weighted- Average Shares	Per Share Amount	Earnings	Weighted- Average Shares	Per Share Amount
Nine Months Ended September 30 (Unaudited):
Basic EPS:
Net earnings	$851	1,497,490	$0.57	$794	1,496,106	$0.53
Effect of dilutive securities-
Incremental shares from assumed conversion of options (antidilutive in 2012)		15,618			—

Diluted EPS:
Net earnings	$851	1,513,108	$0.56	$794	1,496,106	$0.53

	2012			2011
	Earnings	Weighted- Average Shares	Per Share Amount	Earnings	Weighted- Average Shares	Per Share Amount
Year Ended December 31:
Basic EPS:
Net earnings	$1,018	1,496,106	$0.68	$616	1,496,106	$0.41
Effect of dilutive securities-
Incremental shares from assumed conversion of options (antidilutive in 2012 and 2011)		—			—

Diluted EPS:
Net earnings	$1,018	1,496,106	$0.68	$616	1,496,106	$0.41

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(18) Parent Company Only Financial Information

The Holding Company’s unconsolidated financial information follows:

Condensed Balance Sheets

(In thousands)

	At September 30, 2013	At December 31,
		2012	2011
	(Unaudited)
Assets
Cash	$10	20	56
Investment in subsidiary	16,116	15,982	15,016
Other assets	50	37	24

Total assets	$16,176	16,039	15,096

Stockholders’ Equity
Stockholders’ equity	16,176	16,039	15,096

Total liabilities and stockholders’ equity	$16,176	16,039	15,096

Condensed Statements of Operations

(In thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Revenues	$—	—	—	—
Expenses	(33)	(33)	(36)	(29)
Income tax benefit	12	12	13	12

Loss before earnings of subsidiary	(21)	(21)	(23)	(17)
Net earnings of subsidiary	872	815	1,041	632

Net earnings	$851	794	1,018	615

(continued)

PRIME MERIDIAN HOLDING COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(18) Parent Company Only Financial Information, Continued

Condensed Statements of Cash Flows

(In thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Cash flows from operating activities:
Net earnings	$851	794	1,018	615
Adjustments to reconcile net earnings to net cash used in operating activities:
Equity in earnings of subsidiary	(871)	(815)	(1,041)	(632)
Stock issued as compensation	23	—	—	—
Increase in other assets	(13)	(13)	(13)	(16)

Net cash used in operating activities	(10)	(34)	(36)	(33)

Net decrease in cash	(10)	(34)	(36)	(33)
Cash at beginning of the year	20	56	56	89

Cash at end of year	$10	22	20	56

Supplemental disclosure of cash flow information-
Noncash items:
Net change in accumulated other comprehensive income of subsidiary, net change in unrealized gain (loss) on securities available for sale, net of tax	$(739)	17	(82)	736

Stock-based compensation expense of subsidiary	$2	6	7	19

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery or of any sale of our common stock.

PRIME MERIDIAN

HOLDING COMPANY

Up to 1,200,000 Shares

of Common Stock

$12.50 per Share

December 11, 2013